                                                FILED PURSUANT TO RULE 424(B)(1)
                                                      REGISTRATION NO. 333-71463
PROSPECTUS
                                6,500,000 SHARES

                                     [LOGO]
                          DESTIA COMMUNICATIONS, INC.

                          (FORMERLY ECONOPHONE, INC.)
                                  COMMON STOCK
                               -----------------

DESTIA COMMUNICATIONS, INC. IS OFFERING 6,500,000 SHARES OF ITS COMMON STOCK.
THIS IS OUR INITIAL PUBLIC           OFFERING AND NO PUBLIC MARKET
                        CURRENTLY EXISTS FOR OUR SHARES.

                              -------------------

          OUR COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NASDAQ
                    NATIONAL MARKET UNDER THE SYMBOL "DEST."

                              -------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 12.
                               -----------------

                               PRICE $10 A SHARE

                              -------------------

                                                                            UNDERWRITING
                                                          PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                           PUBLIC           COMMISSIONS           COMPANY
                                                     ------------------  ------------------  ------------------
PER SHARE..........................................        $10.00               $.70               $9.30
TOTAL..............................................     $65,000,000          $4,550,000         $60,450,000

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

DESTIA COMMUNICATIONS, INC. HAS GRANTED THE U.S. UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 975,000 SHARES TO COVER OVER-ALLOTMENTS. MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON MAY 11, 1999.

                              -------------------

MORGAN STANLEY DEAN WITTER
              CREDIT SUISSE FIRST BOSTON
                                                                 LEHMAN BROTHERS

MAY 5, 1999

[Map of the Destia Network illustrating by geographic location (i) where Destia maintains switches and points of presence, (ii) where Destia owns and/or leases fiber routes, and (iii) other elements of the Destia Network].

[Montage of photographs illustrating certain of Destia's domestic and international product offerings and advertisements.]

                               TABLE OF CONTENTS

                                                         PAGE
                                                   -----------
Prospectus Summary...............................           5
Risk Factors.....................................          12
Use of Proceeds..................................          26
Dividend Policy..................................          26
Certain Information..............................          26
Capitalization...................................          27
Dilution.........................................          28
Selected Consolidated Financial Data.............          29
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............          31
Industry Overview................................          41
Business.........................................          43

                                                         PAGE
                                                   -----------

Management.......................................          76
Certain Transactions.............................          84
Certain Indebtedness.............................          85
Principal Stockholders...........................          89
Description of Capital Stock.....................          90
Shares Eligible for Future Sale..................          93
Certain United States Tax Consequences to
  Non-United States Holders......................          95
Underwriters.....................................          97
Legal Matters....................................         102
Experts..........................................         102
Additional Information...........................         102
Index to Consolidated Financial Statements.......         F-1

    We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside the United States.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, the "Company," "Destia," "we," "us" and "our" refer to Destia Communications, Inc. and its subsidiaries, unless the context indicates otherwise.

    Until May 30, 1999 (25 days after the commencement of the offering), all dealers that buy, sell or trade in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           FORWARD-LOOKING STATEMENTS

    Some of the statements contained in this prospectus that are not historical facts, including some statements made in the sections of this prospectus entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are statements of future expectations and other forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in those statements, including:

    - the rate of expansion of Destia's network and/or customer base;

    - inaccuracies in Destia's forecasts of telecommunications traffic or customers;

    - loss of a customer or distributor that provides Destia with significant revenues;

    - concentration of credit risk;

    - highly competitive market conditions;

    - changes in or developments under laws, regulations, licensing requirements or telecommunications standards;

    - changes in the availability of transmission facilities;

    - currency fluctuations;

    - changes in retail or wholesale telecommunications rates;

    - changes in international settlement rates;

    - loss of the services of key officers, such as Alfred West, the Chairman and Chief Executive Officer, or Alan L. Levy, the President and Chief Operating Officer; and

    - general economic conditions.

    The foregoing important factors should not be construed as exhaustive. We undertake no obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See also "Risk Factors" for additional cautionary statements identifying important factors with respect to forward-looking statements contained in this prospectus that could cause actual results to differ materially from results or expectations referred to in the forward-looking statements.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE DECIDING TO PURCHASE OUR COMMON STOCK. WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS.

                                  THE COMPANY

    We are a rapidly growing, facilities-based provider of domestic and international long distance telecommunications services in North America and Europe. Our extensive international telecommunications network allows us to provide services primarily to retail customers in many of the largest metropolitan markets in the United States, Canada, the United Kingdom, Belgium, France, Germany and Switzerland, and we believe that we are well positioned to capitalize on continued growth in these markets. In 1997, worldwide international long distance traffic totaled 81.8 billion minutes, with the majority originating in the United States and Europe. This volume is expected to grow at a compound annual growth rate of 12% to 18% from 1997 to 2001.

    We provide our customers with a variety of retail telecommunications services, including international and domestic long distance, calling card and prepaid services, and wholesale transmission services. Our approximately 357,000 customer accounts are diverse and include residential customers, commercial customers, ethnic groups and telecommunications carriers. In each of our geographic markets, we utilize a multichannel distribution strategy to market our services to our target customer groups. We believe this strategy greatly enhances our growth prospects and reduces our dependence on any one service, customer group or channel of distribution.

    We entered the U.S. market during 1993 and the U.K. market during 1995. In continental Europe, we commenced offering our services before the January 1, 1998 full liberalization of telecommunications services in those markets. Given our early entry into many of our continental European markets, as well as our established network, sales and marketing and customer support infrastructure, we believe we are well positioned to further grow our business in continental Europe.

COMPETITIVE STRENGTHS

    We believe we have successfully distinguished ourselves from many of our competitors and enjoy several competitive strengths.

    PROVEN TRACK RECORD OF STRONG INTERNAL GROWTH

    For 1996, 1997 and 1998, our revenues were $45.1 million, $83.0 million and $193.7 million, respectively. Substantially all of our growth has been generated internally, although we have made several minor acquisitions. In addition, our retail focused strategy has allowed us to generate strong gross margins. For 1996, 1997 and 1998, our gross margins were 21.6%, 23.2% and 27.5%, respectively. During the fourth quarter of 1998, our gross margins were 29.0%.

    ESTABLISHED INTERNATIONAL TELECOMMUNICATIONS NETWORK

    Our network (the "Destia Network") is comprised of:

    - 14 operational carrier-grade switches, with seven in North America and seven in Europe;

    - an IRU from Frontier on portions of its U.S. fiber optic network ("IRUs" are long-term capacity leases);

    - transatlantic IRUs;

    - leased capacity and IRUs in Europe; and

    - leased capacity in Canada.

    In addition, we have completed direct interconnections with the dominant carriers (the "PTTs") in five of our major European markets (the United Kingdom, Belgium, France, Switzerland and, presently on a preliminary basis, Germany) and have signed an interconnection agreement with the PTT in The Netherlands.

    COST-EFFECTIVE MULTICHANNEL MARKETING

    We reach a broad range of customer groups by using a variety of marketing channels, including a direct sales force, independent sales agents, multilevel marketing, customer incentive programs, advertising and the Internet. We believe our multichannel approach is a cost-effective means of marketing to our target customers and reduces the risks associated with dependence on a limited number of distribution channels.

    EXPERIENCED MANAGEMENT TEAM WITH SIGNIFICANT OWNERSHIP

    Our management team includes a broad base of seasoned professionals from the domestic and international telecommunications sector with expertise in management, multinational sales and marketing, network operations and engineering, finance and regulatory issues. On a fully-diluted basis, our senior management and other employees currently own approximately 59% of Destia and following the offering will own approximately 48%.

    COMMITMENT TO SUPERIOR CUSTOMER SERVICE

    We have developed the infrastructure to deliver high levels of customer satisfaction, including local customer service in native languages and detailed billing information in local currencies. This infrastructure, together with our customer-oriented philosophy, allows us to differentiate ourselves from many of our competitors.

    SOPHISTICATED OPERATIONAL CONTROL SYSTEMS

    We have internally developed sophisticated software and intranet systems that enable us to better manage our business and appropriately price our services in each of our markets on a real-time basis. We believe that these systems allow us to quickly identify new market growth and cost saving opportunities, as well as control our business in an environment of rapid growth.

COMPANY STRATEGY

    Our objective is to become a leading facilities-based provider of telecommunications services in the largest metropolitan markets in Europe and North America. The key elements of our growth strategy are as follows:

    - focus on high margin retail business;

    - leverage our existing network and customer support infrastructure;

    - enhance the Destia Network and opportunistically enter new markets;

    - expand our IP telephony capabilities; and

    - pursue strategic acquisitions and alliances.

SELECTED FIRST QUARTER 1999 RESULTS

    On May 3, 1999, we reported our results for the quarter ended March 31, 1999. This information is contained below. The information contained below should be read together with the other financial information contained in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Our total revenues for the first quarter of 1999 were $62.6 million. This represented an increase of 50% over revenues of $41.7 million for the first quarter of 1998 and an increase of 19% over revenues of $52.8 million for the fourth quarter of 1998. Wholesale revenues declined as a percentage of total revenues during the first quarter although such revenues may increase in future periods. The number of customer accounts increased to approximately 475,000 at March 31, 1999, compared to approximately 209,000 at March 31, 1998 and approximately 357,000 at December 31, 1998. Retail direct dial revenues for the first quarter of 1999 increased more than 130%, as compared to the first quarter of 1998. This increase was primarily attributable to growth, in percentage terms, of revenues from new customers in continental Europe and the United States. Revenues from calling card and prepaid card services increased 78% over the same period as a result of increased marketing efforts, particularly in the United States and continental Europe. Our revenues per minute declined due to continuing competition, but our gross margins improved slightly due to a greater decline in per-minute cost of services.

    Our gross profit margin in the first quarter of 1999 improved to 29.1% from 24.5% in the comparable quarter of the prior year and was up slightly from the 29.0% reported for the fourth quarter of 1998. These increases were primarily attributable to improved line cost management, the continued expansion of the Destia Network, increased utilization of owned and leased transmission capacity and our continued focus on higher margin retail services. Our gross margins improve as we bring traffic onto our owned facilities because that is a less expensive transmission media and because depreciation expense is not included in the calculation of gross margins. Our gross margins increased even though our revenues per minute declined.

    Selling, general and administrative, or SG&A, expenses as a percentage of revenues were 42.5% in the first quarter of 1999, compared to 37.2% in the first quarter of 1998 and 43.5% in the fourth quarter of 1998. The increase in SG&A expenses as a percentage of revenues in the year-to-year periods was primarily attributable to a lower portion of wholesale revenues and an increase in staffing-related costs and marketing and promotional expenses. The increase in retail revenues as a percentage of total revenues contributed to an increase in SG&A expenses because retail revenues have higher selling expenses than wholesale revenues. The increase in marketing and promotional expenses was primarily the result of our spending in developing marketing and sales channels in Europe, as well as increased marketing expenditures to grow the retail customer base in North America.

    We reported a net loss of $24.5 million in the first quarter of 1999, compared to a net loss of $12.6 million in the comparable period of 1998. The increase in net loss is primarily due to the higher level of SG&A expenses and higher interest expense incurred on our bonds.

    The following table further illustrates our selected first quarter 1999 results, together with a comparison to the first quarter of 1998:

                                                                       THREE MONTHS
                                                                     ENDED MARCH 31,
                                                                  ----------------------
                                                                     1998        1999
                                                                  ----------  ----------

                                                                  (IN THOUSANDS, EXCEPT
                                                                     PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues........................................................  $   41,660  $   62,619
Cost of services................................................      31,456      44,370
                                                                  ----------  ----------
Gross profit....................................................      10,204      18,249
Selling, general and administrative expense.....................      15,484      26,615
Depreciation and amortization...................................       1,678       5,849
                                                                  ----------  ----------
Income (loss) from operations...................................      (6,958)    (14,215)
Interest income, interest expense, other, net...................      (5,636)    (10,284)
Provision for income taxes......................................          --          --
                                                                  ----------  ----------
Net income (loss)...............................................  $  (12,594) $  (24,499)
                                                                  ----------  ----------
                                                                  ----------  ----------
Net earnings (loss) per share (basic and diluted)...............  $    (0.61) $    (1.17)
                                                                  ----------  ----------
                                                                  ----------  ----------
Weighted average number of shares of common stock outstanding
  (basic and diluted)...........................................      20,778      20,963
                                                                  ----------  ----------
                                                                  ----------  ----------

                                  THE OFFERING

Common stock offered in:
  The U.S. offering.................  5,200,000 shares
  The international offering........  1,300,000 shares
    Total...........................  6,500,000 shares(1)
Common stock to be outstanding
  after the offering................  31,087,507 shares(1)(2)

Over-allotment option...............  975,000 shares

Use of proceeds.....................  We will receive net proceeds from the offering of approximately $59.2 million. We intend to use the
                                      net proceeds to expand our sales and marketing
                                      activities, to make capital expenditures and to fund
                                      working capital and general corporate purposes,
                                      including to fund losses. Since we continuously
                                      engage in discussions with potential acquisition
                                      candidates, we may use net proceeds to fund suitable
                                      strategic acquisitions. We are not currently engaged
                                      in negotiations regarding any material acquisitions.

Dividend policy.....................  We do not intend to pay dividends on our common stock. We plan to retain earnings, if any, for use
                                      in the operation of our business and to fund future
                                      growth. In addition, our indentures and our
                                      equipment financing agreement currently restrict the
                                      payment of dividends.

Risk factors........................  For a discussion of certain risks relating to our company, its business and an investment in our
                                      common stock, see "Risk Factors."

Nasdaq National Market symbol.......  DEST

------------------------------

(1) Excludes the possible issuance of up to 975,000 additional shares of common stock pursuant to the exercise of the U.S. underwriters' over-allotment option.

(2) As of April 1, 1999, we had 24,587,507 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of Series A preferred stock ("Series A Preferred Stock") into common stock upon the closing of the offering. The foregoing numbers of shares of common stock do not include outstanding options to purchase 5,111,060 shares of common stock at a weighted average exercise price of $4.20 per share, and warrants (the "Warrants") to purchase 1,315,148 shares of common stock at an exercise price of $.01 per share. See "Capitalization," "Management--1996 Flexible Incentive Plan" and "Underwriters." All share numbers relating to common stock contained herein give effect to the 1.04 for 1 stock split to be effected prior to the offering. See "Certain Information."

                        SUMMARY FINANCIAL AND OTHER DATA

    The following summary consolidated financial data (with the exception of other data and regional data) for 1994, 1995, 1996, 1997 and 1998 and as of December 31, 1998 are derived from our audited consolidated financial statements. The summary set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

                                                                                        YEARS ENDED DECEMBER 31,
                                                                          -----------------------------------------------------
                                                                            1994       1995       1996       1997       1998
                                                                          ---------  ---------  ---------  ---------  ---------

                                                                            (IN THOUSANDS, EXCEPT REVENUE PER MINUTE AND PER
                                                                                               SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................................................  $   8,523  $  27,490  $  45,103  $  83,003  $ 193,737
Cost of services........................................................      5,540     19,735     35,369     63,707    140,548
                                                                          ---------  ---------  ---------  ---------  ---------
Gross profit............................................................      2,983      7,755      9,734     19,296     53,189
Selling, general and administrative expense.............................      2,013      7,087     16,834     37,898     80,092
Depreciation and amortization...........................................        168        389      1,049      3,615     11,866
                                                                          ---------  ---------  ---------  ---------  ---------
Income (loss) from operations...........................................        802        279     (8,149)   (22,217)   (38,769)
Interest income.........................................................          6         19         84      3,689     11,516
Interest expense........................................................       (109)      (167)      (380)   (11,437)   (41,030)
Other income (expense)..................................................        100        (10)       133       (163)      (661)
Provision for income taxes..............................................         73     --         --         --         --
                                                                          ---------  ---------  ---------  ---------  ---------
Net income (loss).......................................................  $     726  $     121  $  (8,312) $ (30,128) $ (68,944)
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------  ---------
Net earnings (loss) per share
  (basic and diluted)...................................................  $    0.03  $    0.01  $   (0.41) $   (1.50) $   (3.31)
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------  ---------

Weighted average number of shares of common stock outstanding (basic and
  diluted)(1)...........................................................     20,778     20,778     20,778     20,778     20,846
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------  ---------
OTHER DATA:
Capital expenditures and acquisitions...................................  $     906  $   1,677  $   4,670  $  19,021  $ 111,999
EBITDA(2)...............................................................      1,070        658     (6,967)   (18,765)   (27,564)
Distributions to S Corporation shareholders(3)..........................     --            499        226     --         --
Series A Preferred Stock dividends(4)...................................     --         --            281        879     --
Net cash provided by (used in) operating activities.....................        474      2,037     (6,006)   (12,219)   (26,414)
Net cash used in investing activities...................................       (801)    (1,206)    (4,247)   (13,267)  (119,092)
Net cash provided by (used in) financing activities.....................        292       (810)    16,419    145,844    177,561
Revenue per minute......................................................        .70        .57        .43        .25        .22

REGIONAL DATA:
Revenues
  Continental Europe....................................................  $   2,652  $   5,025  $  11,441  $  15,741  $  21,101
  United Kingdom........................................................      3,143     14,173     15,477     18,363     55,991
  North America.........................................................      2,728      8,292     18,185     48,899    116,645
                                                                          ---------  ---------  ---------  ---------  ---------
    Total...............................................................  $   8,523  $  27,490  $  45,103  $  83,003  $ 193,737
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------  ---------
Minutes
  Continental Europe....................................................      1,957      3,856      8,351     17,239     45,085
  United Kingdom........................................................      4,532     20,592     27,968     68,810    288,892
  North America.........................................................      5,707     23,411     68,247    244,095    549,654
                                                                          ---------  ---------  ---------  ---------  ---------
    Total...............................................................     12,196     47,859    104,566    330,144    883,631
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------  ---------

                                                                                         AS OF DECEMBER 31, 1998
                                                                                       ---------------------------
                                                                                         ACTUAL     AS ADJUSTED(5)
                                                                                       -----------  --------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.....................................  $   139,561   $    198,711
Restricted cash and securities(6)....................................................       40,467         40,467
Total assets.........................................................................      388,208        447,358
Current portion of borrowings........................................................       16,694         16,694
Long-term borrowings, less current portion...........................................      380,748        380,748
Series A Preferred Stock.............................................................       14,421        --
Total stockholders' equity (deficit).................................................     (102,467)       (28,896)

------------------------------

(1) Weighted average numbers of shares have been retroactively restated to give effect to the 1.04 for 1 stock split to be effected prior to the offering. See "Certain Information."

(2) "EBITDA" is defined as net income (loss) plus net interest expense, income tax expense, and depreciation and amortization expense. We have included information concerning EBITDA in this prospectus because this type of information is commonly used in the telecommunications industry as one measure of a company's operating performance and liquidity. EBITDA is not determined using generally accepted accounting principles ("GAAP") and, therefore, our EBITDA is not necessarily comparable to EBITDA of other companies. EBITDA also does not indicate cash provided by operating activities. You should not use our EBITDA as a measure of our operating income and cash flows from operations under GAAP. Both of those measures are presented above. You also should not look at our EBITDA in isolation, as an alternative to or as more meaningful than measures of performance determined in accordance with GAAP.

(3) The distributions reflected in this line item were declared when we were a subchapter S corporation under U.S. tax law.

(4) The Series A Preferred Stock accrued monthly dividends at a compounded monthly rate of 12% per year. The dividends began to accrue and compound interest from November 1, 1996, the issuance date of the Series A Preferred Stock, and ceased to accrue on July 1, 1997.

(5) The as adjusted data give effect to (i) the offering, (ii) the conversion of the Series A Preferred Stock into our common stock upon consummation of the offering, as if these events had occurred on December 31, 1998 and (iii) a
    1.04 for 1 stock split to be effected prior to the offering.

(6) We used $57.4 million of the net proceeds from our 1997 offering of units (the "1997 Unit Offering") to purchase a portfolio of U.S. government securities that we reserved for the payment of the first six scheduled interest payments due on the $155.0 million principal amount of 13 1/2% Senior Notes due 2007 (the "1997 Notes") that we issued in the 1997 Unit Offering. Warrants also were issued in the 1997 Unit Offering. See "Capitalization."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY THINK ARE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

LIMITED OPERATING HISTORY

    We have a limited operating history. We were founded in 1992 and before 1994 only conducted minimal business. In addition, we have only begun providing most of our current services in most of our current markets since 1996 or later. See "Business--Products and Services."

    We have had limited experience in most of the markets we currently serve and intend to significantly expand the scale and scope of our operations in our markets. As part of this expansion, we intend to introduce new services and features including enhanced services such as voicemail, "follow me," data and Internet access services that we have not historically offered to any significant extent. We also intend to enter into new geographic markets where we currently do not have operations. In 1999, the new geographic markets that we intend to enter include Austria, Ireland, Italy and The Netherlands.

    Our prospects must therefore be considered in light of the foreseeable and unforeseeable risks, expenses, problems and delays inherent in an early stage company substantially expanding its business in a rapidly evolving industry and in new markets. Any of these factors could have a material adverse effect on our business or the price of our common stock.

IMPLEMENTATION OF OUR EXPANSION PLANS

    Our company is highly leveraged, which we hope will enhance the return to our stockholders. However, our leverage makes our success, and the return to our stockholders, extremely dependent on our ability to grow. To successfully implement our goal of expanding and enhancing our business operations, we will need to:

    - successfully implement our marketing strategies;

    - continue the development, expansion and integration of our network;

    - obtain satisfactory and cost-effective ownership interests and lease rights from, and establish interconnection arrangements with, competitors that own transmission lines (in certain cases, intra-national transmission lines may be available only from a PTT);

    - hire, retain and motivate highly productive sales personnel and independent sales agents, particularly in Europe, where such individuals are particularly difficult to identify and retain;

    - continue to expand and develop our billing systems, order provisioning processes, technical support, customer service and other back-office capacity;

    - enhance and expand our service features and offerings; and

    - continue to attract and hire experienced corporate professionals.

    If we fail to successfully implement these plans, it is likely that our business and the price of our common stock would be materially adversely affected.

    EXPANSION COSTS AND RISKS WILL BE SIGNIFICANT

    We will incur significant costs as we attempt to expand. These costs generally will be incurred in advance of anticipated related revenues, and may cause substantial and unanticipated fluctuations in our operating results.

    To increase our customer base and enhance our support of our customers, we intend to substantially increase our sales and marketing and customer care expenses, especially in our newer geographic markets and over the Internet. We plan to conduct new sales and marketing campaigns. We also plan to hire additional internal sales personnel. In addition, we intend to make significant investments to continue to expand and enhance our customer support, billing, order provisioning and other information processing capabilities. These initiatives will be costly and will affect our operating results.

    We also will make substantial capital expenditures. For 1999, we plan to spend approximately $100 million for capital expenditures on network equipment, back-office systems, the continued build-out of our network operations center in St. Louis, Missouri, a transatlantic IRU and other fiber optic transmission capacity. Actual capital expenditures may be significantly different than our current plans, in part because we intend to be opportunistic in acquiring transmission capacity in a dynamic market. We also expect to have substantial capital expenditures after 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    We may seek to finance our capital expenditures by issuing additional debt or equity securities. The issuance of debt would increase risk to our stockholders. See "--Substantial Indebtedness, Future Losses and Negative EBITDA." The issuance of equity would dilute our stockholders' ownership interests in our company.

    RISKS OF POTENTIAL ACQUISITIONS

    We intend to pursue selected acquisitions and strategic alliances, some of which may be material. We continuously engage in discussions with potential acquisition candidates. We are not currently engaged in negotiations regarding any material acquisitions. Our ability to engage in acquisitions will be dependent upon our ability to identify attractive acquisition candidates and, if necessary, obtain financing on satisfactory terms. The challenges of acquisitions include:

    - potential distraction to management;

    - integrating the network and operations of acquired businesses into our own;

    - integrating the acquired business's financial, computer, payroll and other systems into our own;

    - implementing additional controls and information systems appropriate to a growing company;

    - unanticipated liabilities or contingencies from the acquired company; and

    - reduced earnings due to increased goodwill amortization, increased interest costs and costs related to integration.

    It is possible that we will pay for acquisitions using our common stock, which would dilute our stockholders' ownership interests in our company. If we are unsuccessful in meeting the challenges arising out of our growth, our business and the price of our common stock could be adversely affected.

SUBSTANTIAL INDEBTEDNESS, FUTURE LOSSES AND NEGATIVE EBITDA

    As of December 31, 1998, we had total consolidated indebtedness of $397.4 million and a stockholders' deficit of $102.5 million. Furthermore, the 11% Senior Discount Notes due 2008 that we issued during 1998 (the "1998 Notes") currently do not pay interest in cash, and from January 1, 1999 to February 15, 2003 will accrete in value (i.e., effectively increase in principal amount), by approximately

$107.1 million. Thereafter, interest on the 1998 Notes must be paid in cash. For 1998, we had a net loss of $68.9 million, we had negative EBITDA of $27.6 million and net cash used in operating activities was $26.4 million. We expect to have operating losses and negative EBITDA and negative cash flow from operations through at least 2000. We cannot be certain that we will ever operate at profitable levels or have positive EBITDA or be able to repay principal and interest on money that we have borrowed. Our failure to achieve any of these results would materially adversely affect our business and the price of our common stock.

    We expect that the net proceeds of this offering, together with equipment loans that we expect to obtain and our other cash resources, will be sufficient to fund our budgeted capital expenditures and operations until we generate positive cash flow from operations. However, if we make any significant acquisitions of businesses or assets, or our business plans or assumptions prove to be inaccurate, we may need to borrow more money, which would increase our overall indebtedness.

    If we are unable to generate sufficient cash flows from operations to pay principal and interest on our indebtedness, we may be required to refinance some or all of it. If we are not able to refinance our indebtedness on acceptable terms or to borrow additional money, we could be forced to default on our indebtedness obligations. This would have a material adverse effect on our business and the price of our common stock.

    The indentures pertaining to the 1997 Notes and the 1998 Notes that we have issued contain various restrictive covenants. See "Certain Indebtedness" for details on these restrictions. All of these restrictions, in combination with our highly leveraged financial situation, could:

    - limit our ability to react to changing market conditions, changes in our industry or economic downturns;

    - place us at a competitive disadvantage if we are not able to borrow money on acceptable terms for future acquisitions, capital expenditures or other purposes;

    - increase the losses we will need to fund and require us to dedicate a substantial portion of the cash flow from our operations, if any, to pay our interest expense, which would make it more difficult to fund our company's needs or plans; and

    - make it more difficult for us to satisfy our debt obligations.

See "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources."

COMPETITION

    The markets for all of our services are extremely competitive and we expect competition to continue to intensify, particularly in continental Europe, where many regulatory barriers have recently been reduced as part of an ongoing liberalization. Competition results in customer "churn" or "turnover" as well as downward price pressure. We believe that competition in many of our markets in Europe will eventually become as strong as competition in the United States. For a discussion of price competition, see the Risk Factor entitled "--Increasing Pricing Pressures."

    Many of our competitors are well-known, have substantially greater financial, technical and marketing resources and larger networks than we do, control a greater portion of their transmission lines and have long-standing relationships with our target customers and the regulators in local markets. Many of our larger competitors, such as AT&T, MCI WorldCom, Sprint, British Telecom, Deutsche Telekom, France Telecom, Belgacom and SwissCom already have universal name recognition. We also compete with alliances such as British Telecom's alliance with AT&T (which recently announced that their alliance will include Japan Telecom). We believe that many of these competitors will continue to increase the resources that they devote to marketing and selling international and/or domestic long distance services in each of the markets where we operate. As a result, we will face increasing pressure upon our ability to acquire customers. These competitive pressures could materially adversely affect our business and the price of our common stock.

    Many of our larger competitors, particularly in the United States, also offer customers an integrated full service telecommunications package consisting of local and long distance voice, data and Internet transmission. We do not currently offer all of these types of services and only intend to add some or all of such offerings over time. In particular, we currently have no plan to offer local service in the United States.

    In the United States, we expect that, in the near future, the Regional Bell Operating Companies ("RBOCs"), which are the principal U.S. local telephone companies, also may compete with us for long distance customers in their "in region" service areas. RBOCs have to satisfy a list of competitive requirements before they are authorized to offer long distance service to their local customers. No RBOC is authorized to do so yet, but they are expected to be authorized soon. When they are authorized, they will be very formidable competitors. In particular, Bell Atlantic, which serves the New York metropolitan and mid-Atlantic regions, has long been considered by industry observers to be the RBOC most likely to be the first permitted to offer long distance services. On April 13, 1999, Bell Atlantic filed its application with the New York Public Service Commission. Because a substantial portion of our customer base and traffic originates in the New York metropolitan area, Bell Atlantic will be a particularly formidable competitor. For long distance calls, Bell Atlantic will have a substantial cost advantage because it will not have to pay "access fees" to a local carrier to originate the call. Access fees constitute a large portion of a long distance carrier's cost of services, including ours. Moreover, should Bell Atlantic's proposed acquisition of GTE be consummated, Bell Atlantic will have even greater resources to compete in its service markets. On April 26, 1999, Southwestern Bell Telephone Company filed a Memorandum of Understanding with the Texas Public Utility Commission in furtherance of its efforts to obtain approval to enter the long distance market in Texas. On April 29, 1999, the Texas Commission conditionally approved Southwestern Bell's application. Before Southwestern Bell will be able to provide long distance service within Texas, it must satisfy the Texas Commission's conditions and obtain the approval of the Federal Communications Commission (the "FCC").

    In many foreign markets where we do business, our principal competitor is the government-owned or quasi-governmental PTT, which has a long history of influence and control over the telecommunications market in its country. This history provides the PTTs with certain inherent competitive advantages over other providers, including:

    - control of "interconnection," which is the direct connection at one or more switches between a competing carrier (such as our company) and the PTT, which owns the lines to virtually every telephone in the country;

    - extensive, and in many cases exclusive, ownership of facilities;

    - the ability to delay or prevent equal access to lines; and

    - the reluctance of some regulators to adopt policies and grant regulatory approval that will result in increased competition for the local PTT.

    For example, in England a caller must dial a four-digit prefix before every call in order to select our long distance service. If a customer does not dial a prefix, the call is automatically carried by British Telecom. In France, only seven carriers have been granted regulatory approval to provide long distance service using a single digit prefix. We are not one of these carriers. Thus, a caller in France must dial a four-digit prefix in order to select our long distance service (otherwise, the call will be carried by a competitor). In Germany, Deutsche Telekom was granted the approval in June 1998 to charge one-time fees to any customer that permanently changes its preselected long distance service provider. During 1998, this fee was 27 Deutsche Marks ("DM"), 20 DM during 1999 and 10 DM as of January 2000. In Greece, regulatory restrictions prohibit us from offering long distance services other than value-added services, such as prepaid cards, or services to closed user groups (i.e., we cannot offer services to the general public). Furthermore, because competition has only recently been allowed in most of our European markets, the customers of PTTs may be reluctant to entrust their telecommunications needs to new providers, such as Destia.

    We also may experience competition from competitors that use new or different technologies and/or transmission methods, including Internet service providers, cable television companies, wireless telephone companies, satellite owners and resellers, electric and other utilities, railways, microwave carriers and large end users that have private networks. While few of these types of competitors have been able to gain any material market share for our principal services to date, technological advances may enable one or more of them to provide attractive alternative services. For example, we expect flat-rate nationwide cellular or PCS phone plans to offer increasingly formidable competition to our calling card services. In the United Kingdom, cable companies have been very successful in entering the telecommunications market. See "Business--Products and Services."

INCREASING PRICING PRESSURES

    We compete for customers based primarily on price. Price competition for all of our services is intensive, but it is particularly acute for our U.S. prepaid card and calling card services.

    Our larger competitors generally have lower per call transmission costs than we have. They own more transmission capacity, have more favorable interconnection rates and obtain larger volume discounts from suppliers. We have no control over the prices set by our competitors, and when our competitors reduce their prices, we must reduce our prices.

    Industry observers predict that prices will continue to drop. This trend will in part be due to the increase in the number of carriers with international transmission networks. By having their own international networks, carriers are able to substantially reduce their variable transmission costs, which enables them to offer lower retail and wholesale prices. If this trend continues, we expect to experience a substantial reduction in our gross margins for international calls, which, absent a substantial increase in traffic carried or charges for additional services, would have a material adverse effect on our business and the price of our common stock.

    We expect that retail telecommunications rates in all of our principal markets, particularly in continental Europe and Canada, will continue to decrease rapidly. Some of the factors that will affect price competition for our services are discussed below.

    PRICE COMPETITION IN EUROPE

    We anticipate that continuing deregulation will cause significant retail price declines, similar to the price declines experienced in the United States and being experienced in the United Kingdom as a result of deregulation in those countries. We believe that European PTTs are reacting to competition more aggressively than AT&T did in the U.S. following the break-up of its monopoly in the 1980s.

    For example, each of our PTT competitors in Europe has taken steps to substantially reduce retail prices in an effort to protect its market share and deter competitors. In this regard, France Telecom has recently announced that it will reduce its prices on average by 10% on international services and by 12% on domestic long distance services. In the United Kingdom, the national regulatory authority has put downward pressure on British Telecom's retail prices by imposing a price cap on its retail prices for residential services. In Germany, Deutsche Telekom has recently announced significant cuts in its rates that will reduce its long distance rates by as much as 60%. The Regulatory Authority for Telecommunications and Posts ("RegTP") has indicated that it intends to approve these rate cuts.

    In certain European countries, carriers that make significant investments in infrastructure have cost advantages over other carriers. For example, in France and Belgium, "facilities-based" carriers that make investments in infrastructure receive lower interconnection rates than non-facilities-based providers. We are not a "facilities-based" provider within the meaning of French and Belgian regulations.

    The rapid reduction of retail prices by PTTs in continental Europe places increasing pressure on us to reduce our costs in order to preserve and improve our gross margins. Because of the expansion of the Destia Network and reductions in wholesale transmission costs, we have been able to avoid substantial declines in gross margins. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Cost of Services." As retail prices continue to fall, we will be subject to increasing pressure, which could have a material adverse effect on our business and the price of our common stock.

    COLLAPSE OF THE INTERNATIONAL SETTLEMENT REGIME

    Prices for international long distance calls are determined in part by international settlement rates, which are the rates that a carrier (often a PTT) charges to terminate an international call in its home country. Because these rates were set by national monopolies, they were traditionally set at arbitrary, artificially high levels that enabled many carriers to enjoy high gross margins on international calls. With the introduction of competition in many countries, international settlement rates have been declining for the last several years. Additionally, an increasing number of calls are being placed outside the international settlement rate system, resulting in drastically lower prices. Moreover, practices such as "refile" (where traffic originating from a particular country is rerouted through another country with a lower settlement rate), off settlement rate terminations (where a local carrier agrees to terminate an international call at rates below the settlement rates) and transit (where a carrier agrees to terminate another carrier's traffic to a particular country at a negotiated price other than the settlement rate) are becoming increasingly common. Industry observers believe that the combined effects of deregulation, excess transmission capacity, advances in technology and the negligible marginal cost to a carrier that owns its own switches and transmission facilities of carrying an international call, are gradually causing the collapse of the international settlement rate system.

    Settlement rates also are being reduced as a result of regulatory initiatives. Lower settlement rates are scheduled to be in effect for substantially all countries over the next several years. Lower settlement rates will reduce our per call revenue, which could have a material adverse effect on our business and the price of our common stock. Prices for international calls may be further driven down as a result of the FCC's recent decision to lift its International Settlements Policy ("ISP") on competitive routes. We note that the FCC has yet to release its order containing these rules and that the rules are not yet in effect. See "Business-Regulation-United States."

    PRICE COMPETITION FROM INTERNET TELEPHONY

    The increased use of voice services over the Internet also is expected to result in a further reduction in prices. Competition from Internet telephony is expected to come from both Internet service providers and telephone companies. For example, AT&T, MCI WorldCom and ICG Communications have begun to offer voice telecommunications services over the Internet at substantially reduced prices. While the provision of voice telephony over the Internet historically has been characterized by lower standards of quality, technological improvements may result in Internet-based voice telephony becoming a strong competitor to voice services that are typically offered by carriers today.

    In the United States, providers of Internet telephony also benefit from an inherent cost advantage because their traffic is considered data, rather than voice telephony. This allows them to avoid paying access fees to RBOCs and other local telephone companies, while providers of traditional long distance services are required to pay such fees. Access fees constitute a large portion of a long distance carrier's cost of services, including ours. We note, however, that on April 5, 1999, US West filed a petition with the FCC asking the FCC to find that Internet telephony services are telecommunications services, not enhanced services or information services, and therefore should be subject to access charges and universal service obligations. On April 7, 1999, US West filed similar petitions with the Colorado and Nebraska Commissions. Should the FCC and State PSCs rule adversely to US West, the cost advantage in favor of Internet telephony providers could have a material adverse effect on our business and the price of our common stock.

DEPENDENCE ON THIRD PARTY SALES ORGANIZATIONS

    We sell a substantial portion of our services through indirect channels of distribution, which consist of independent sales agents, distributors and, to a lesser extent, resellers ("Third Party Agents").

    We believe that our relationships with our Third Party Agents are good. However, we do not have control over Third Party Agents or their agents and employees. We therefore cannot be certain that they will perform in a satisfactory manner or that their interests will be aligned with ours. In addition, Third Party Agents also may terminate their business relationships with us at any time, with little or no prior notice. They could do this if our competitors offer them increased sales incentives. This risk is especially pronounced in our multilevel marketing program in the United Kingdom, where a master agent could determine to terminate its business relationship (and that of its sub-agents) with us and conduct business with a competitor. Unsatisfactory performance by Third Party Agents, or the termination by them of their business relationship with us, would hinder our ability to continue to grow and could have a material adverse effect on our business and the price of our common stock.

    Recent European Union ("EU") regulations pertaining to commercial agents provide sales agents with far greater protection than that provided by prior legislation, and could result in increased termination payments in the event of a dispute with a Third Party Agent.

    We previously experienced disputes with some of our independent sales agents. In connection with a change in our distribution strategy in the United Kingdom, in late 1996, we entered into a settlement agreement with Europhone International ("EI"), our former partner in a U.K. sales and marketing joint venture. Under the terms of the settlement, among other things, EI retained all of the rights in the customer list of the joint venture. For 1996, our joint venture with EI and sales of carrier services to EI contributed 32% of our consolidated revenues and 92% of our U.K.-originated revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--1997 Compared to 1996--SG&A."

IMPORTANCE OF CARRIER AND OTHER WHOLESALE CUSTOMERS

    Carrier customers generally are extremely price sensitive, generate very low margin business and move their traffic from carrier to carrier based solely on small price changes. These changes occur as frequently as daily. Furthermore, there are numerous examples of small carriers obtaining service and credit terms from other carriers, reselling this service to customers at a loss in order to quickly build revenue and then refusing to pay the carrier bills when they come due. In the deregulating markets in Europe, these risks are particularly acute. Therefore, we could be exposed to a material credit risk over a very short period of time. We maintain a reserve for doubtful accounts receivable and periodically write off specific accounts receivable. We believe that our credit criteria enable us to reduce our exposure to these risks. However, we cannot be certain that our criteria will afford adequate protection against these risks.

    During 1997 and 1998, our sales of transmission capacity to carrier customers ranged from 9% to 30% of our consolidated revenues on a quarterly basis. During 1999, we intend to increase our carrier revenues, although our business will continue to be predominantly focused on retail sales. This may make us more susceptible to the risks associated with carrier customers, which could have a material adverse effect on our business and the price of our common stock.

REGULATORY RESTRICTIONS

    Regulation of the telecommunications industry is changing rapidly, both domestically and internationally. Although we believe that deregulation efforts will create opportunities for us, they also present risks, which could have a material adverse effect on our business and the price of our common stock.

    As an international telecommunications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide our services. Laws and regulations differ significantly among these jurisdictions. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on our company or that domestic or international regulators or third parties will not raise material issues with regard to our compliance with applicable regulations.

    In the United States, regulatory considerations that affect or limit our business include:

    - restrictions on our use of leased lines;

    - universal service fund contribution requirements;

    - access charges that we are required to pay to local exchange carriers ("LECs");

    - payphone access charges that we are required to pay;

    - regulations and penalties relating to "slamming" (i.e., switching a customer's service without its permission); and

    - regulations concerning use of customer proprietary network information in cross marketing efforts.

    In Europe, regulatory considerations that affect or limit our business include:

    - EU directives pertaining to equal access and number portability;

    - implementation of national legislation giving effect to EU directives;

    - EU directives relating to data protection and customer privacy; and

    - temporary license and/or interconnection regimes.

    In addition to the regulatory considerations indicated in this Risk Factor, see also "--Need for Interconnection" and "Business--Regulation" for a discussion of these and certain other regulatory risks and considerations relevant to our business.

NEED FOR INTERCONNECTION

    In each jurisdiction in which we operate, a monopoly or former monopoly owns the only line to an overwhelming majority of the telephones. Therefore, we need to interconnect with these monopolies or former monopolies.

    In the United States, LECs are required to provide interconnection at regulated rates. Outside the United States, interconnection can be obtained through interconnection agreements negotiated directly with the PTTs (such as our PTT interconnection agreements in the United Kingdom, Belgium, Germany, France, The Netherlands and Switzerland), or indirectly through other parties that have direct interconnection with the PTT. Interconnection agreements with PTTs typically provide for substantially more favorable access and termination rates and other benefits, such as the ability to offer customers abbreviated dialing. As a practical matter, interconnection with the PTT is a prerequisite to offering cost-effective services to customers in local markets. The availability and rates of interconnection are determined on a country-by-country basis. The failure to obtain interconnection on commercially acceptable terms, particularly in key markets, could have a material adverse effect on our business and the price of our common stock.

    CONSIDERATIONS AFFECTING INTERCONNECTION IN EUROPE

    Regulations governing interconnection are not as developed and favorable to us in most of continental Europe as in the United States and the United Kingdom. We have been successful to date in obtaining interconnection in most of our major network cities in continental Europe. However, we have experienced delays in obtaining interconnection from some PTTs. We cannot be certain that we will be able to maintain all of our interconnections, obtain additional interconnection in current network cities (which would increase our ability to handle larger traffic volumes) or obtain interconnection in additional cities, in each case on acceptable terms, on a timely basis or at all. In addition, in continental European cities where we have interconnection through private parties, we cannot be certain that we will be able to satisfactorily migrate to interconnection agreements with PTTs.

    In continental Europe, we generally must obtain our local connectivity directly from the PTTs, which are our primary competitors in that region. The PTTs have only recently begun the process of providing interconnection to other carriers and in many cases have delayed doing so.

    Our interconnection to the PTT in Belgium has been granted on a temporary basis pending the adoption of certain new telecommunications legislation in Belgium. Our temporary interconnection agreement in Germany granting us access to Deutsche Telekom's network expired at the end of February 1999, although we have initiated legal action before the RegTP to maintain continued interconnection with Deutsche Telekom's network at reasonable conditions. In the interim, we are currently still interconnected to Deutsche Telekom's network. If Deutsche Telekom were permitted to restrict our interconnection, our transmission costs in Germany would increase and the services we could offer might be limited. We expect our temporary interconnections in Belgium and Germany to be extended until relevant national rules or interconnection decisions are adopted, although there can be no assurance that either of them will be extended. See "Business--Regulation--Belgium" and "Business--Regulation--Germany."

    CONSIDERATIONS AFFECTING INTERCONNECTION IN THE UNITED STATES

    In the United States, we obtain interconnection from LECs. Because per minute retail rates on U.S. domestic long distance calls are low, the access and termination costs charged by LECs to long distance providers make up a significant portion of the total cost of these calls. If a LEC increases its access and termination charges, our margins on domestic long distance calls to that LEC's home region would be materially adversely affected. We are also dependent upon LECs to implement the transfer of customers from other long distance carriers to us in a timely and accurate manner. In addition, when LECs are able to offer long distance services to their local customers, they will not have to pay these access charges. This will put us at a price disadvantage compared to the LECs.

DEPENDENCE ON TRANSMISSION LINE PROVIDERS

    Transmission lines are the connections that carry substantially all of our voice and data communications. We have not constructed our own fixed transmission lines and we do not have any plans to do so. Instead, we either acquire ownership or a long-term right to use (I.E., an IRU) the facilities of another carrier or consortium of carriers or we lease our transmission capacity on a short-term basis.

    RISKS RELATING TO U.S. TRANSMISSION ARRANGEMENTS

    In the United States, we currently have a lease arrangement with Qwest that provides us with most of our U.S. transmission capacity. By primarily using one transmission provider in the United States, we are able to obtain more favorable leased line charges, although it increases our dependence on a single transmission provider.

    Because of the substantial increase in our domestic traffic and U.S.-bound foreign traffic and our desire to provide services in more U.S. markets, we recently acquired a 20-year IRU from Frontier to use portions of its U.S. fiber optic network. This will replace our use of the Qwest network. Frontier is in the process of building the fiber optic network that we will use, and we expect this network to be completed and substantially operational by the end of 1999. We expect to begin using a portion of Frontier's network by July 1999, although there can be no assurance in this regard. If the Frontier U.S. fiber optic network is not completed within this time frame, we will need to obtain more expensive transmission capacity from other network providers, which will reduce our gross margins on substantially all of our U.S. calls. See "Business--The Destia Network--North American Network."

    Because we will obtain most of our U.S. transmission capacity from Frontier, network failures or quality problems experienced by Frontier will affect us. Furthermore, because the network will be managed by Frontier and not by our own personnel, we will not have the ability to directly remedy network problems. If Frontier is not able to adequately manage and maintain the network or our interconnection, we could experience quality and reliability problems, which would require us to secure more expensive transmission capacity. In the past, Frontier has experienced problems with its existing network, which utilizes technology different from that of its new network. We cannot be certain that similar problems will not arise with Frontier's new network or with the technology utilized in the network. This could have a material adverse effect on our business and the price of our common stock. In addition, as a result of the pending acquisition of Frontier by Global Crossing, there may be potential operational and management integration issues that affect us.

    RISKS RELATING TO ACQUIRING LINES FROM PTTS

    In several European countries, including France and Germany, the only large-scale providers of transmission facilities are the PTTs. In these countries, we may be required to acquire or lease transmission capacity at artificially high rates from a provider that occupies a monopoly or near monopoly position. In some areas, PTTs may not be required by law to provide us with the transmission capacity that may be required to implement our anticipated growth plans.

    Even when PTTs are required by law to provide transmission capacity to other carriers, we and other private carriers have experienced recurring and substantial delays in the negotiation of leases and interconnection agreements and in the commencement of operations.

    RISKS RELATING TO CAPACITY PURCHASE AND LEASE TERMS

    Under our short-term lease arrangements, we typically acquire transmission capacity on a fixed cost basis for a term of one month, one year or, in the case of our current arrangement with Qwest, three years. Our long-term capacity arrangements are for periods of up to 20 or 25 years. Our IRU from Frontier for our domestic network and our IRU agreements providing us with capacity on various transatlantic crossings are long-term capacity arrangements. See "Business--The Destia Network--Network Economics."

    When we negotiate our purchase and lease agreements and make a determination to acquire a long-term lease or ownership of transmission capacity rather than a short-term lease, we must estimate the future supply and demand for transmission capacity, as well as our customer calling patterns and traffic levels. Our profitability depends, in part, on our ability to obtain capacity on a cost-effective basis and determine when it is appropriate to buy transmission capacity or lease it on a long-term basis, rather than to lease it on a short-term basis. We could suffer competitive disadvantages if we base our acquisitions of transmission capacity on inaccurate projections.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

    In order to bill our customers, we must record and process large amounts of data quickly and accurately. While we believe our management information systems currently are adequate, if our customer base continues to increase, we will need to continue to make substantial investments in new and enhanced information systems. If we encounter delays or cost-overruns or suffer adverse consequences in implementing these systems, there could be a material adverse effect on our business and the price of our common stock. See "Business--The Destia Network--Network Operations."

    As our information systems suppliers revise and upgrade their hardware, software and equipment technology, we may encounter difficulties in integrating these new technologies into our business; in addition, these new revisions and upgrades may not be appropriate for our business.

DEVALUATION AND CURRENCY RISKS

    A substantial portion of our revenues and expenses are denominated in non-U.S. currencies, consisting principally of the British pound and the currencies represented by the euro. Although our business strategy contemplates that an increasing portion of our revenues and expenses will be denominated in non-U.S. currencies, a disproportionate portion of our expenses, including interest and principal on our indebtedness, will nevertheless continue to be denominated in U.S. dollars. This exposes us to fluctuations in the rate of exchange between foreign currencies and the U.S. dollar. Significant exchange rate fluctuations could have a material adverse effect on our business and the price of our common stock.

    At times, we use foreign exchange contracts to hedge foreign currency exposure resulting from our non-U.S. trade accounts receivables. Because of the number of currencies involved, our constantly changing currency exposure and the fact that all foreign currencies do not fluctuate in the same manner against the U.S. dollar, we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

DEPENDENCE ON KEY PERSONNEL; INTEGRATION OF MANAGEMENT AND OTHER PERSONNEL

    Our success depends largely on the skills, experience and performance of key members of our senior management team. If we lose one or more of these key employees, particularly Alfred West or Alan L. Levy, our ability to successfully implement our ambitious business plan and the price of our common stock could be materially adversely affected. We have employment agreements with certain senior employees, but we cannot prohibit our employees from leaving. See "Management--Executive Compensation" and "Management--Employment Agreements and Arrangements."

    Under our equipment financing agreement (the "NTFC Agreement"), we may not cease to employ Mr. West (other than by reason of his death or disability) or let Mr. West compete with us. If we were to breach our equipment financing agreement, we would be in default, which would require us to prepay all borrowings outstanding thereunder, which would cause a default under the indenture for the 1997 Notes (the "1997 Indenture") and the indenture for the 1998 Notes (the "1998 Indenture") and could require prepayment of all amounts outstanding on the 1997 Notes and the 1998 Notes. That would have a material adverse effect on our business and the price of our common stock.

YEAR 2000 TECHNOLOGY RISKS

    We face certain risks arising from Year 2000 issues which could have a material adverse effect on our business and the price of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" for a discussion of certain risks relating to Year 2000 issues.

DEPENDENCE ON OUR PRINCIPAL EQUIPMENT SUPPLIER

    We purchase a significant portion of our switching equipment from Northern Telecom. We also rely on Northern Telecom for a substantial portion of our technical support for this equipment. From time to time, Northern Telecom also introduces software and hardware upgrades, which increase the efficiency and/or features of our switching equipment. These upgrades frequently can be purchased only directly from Northern Telecom. Northern Telecom is aware of our reliance on them for our network hardware and we believe that this may put us at a disadvantage in our negotiations with them to acquire network hardware at reasonable prices. See "Business--The Destia Network--Network Hardware and Software."

    As we continue to expand the Destia Network, we cannot be certain that we will be able to acquire all of the compatible equipment that we require. Our inability to acquire network hardware on a timely basis or at a reasonable price could result in delays, operational problems or increased expenses, any of which could have a material adverse effect on our business and the price of our common stock.

CONTROL BY PRINCIPAL STOCKHOLDERS

    When this offering is completed, Alfred West, (our Chief Executive Officer and Chairman of our Board of Directors), Steven West, (the brother of Alfred West and a member of our Board of Directors), and Gary Bondi (a member of our Board of Directors) will in total beneficially own or control approximately 58% of our outstanding common stock. As a result of their percentage ownership of our common stock, these stockholders will exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring us. See "Principal Stockholders."

ANTI-TAKEOVER PROVISIONS

    Some of the provisions that may be included in our Certificate of Incorporation and Bylaws may discourage, delay or prevent an acquisition of our company at a premium price. These provisions:

    - authorize the issuance of "blank check" preferred stock;

    - prohibit cumulative voting in the election of directors;

    - limit the removal of directors by the shareholders to removal for cause;

    - require a super-majority stockholder vote to effect certain amendments to our Certificate of Incorporation and Bylaws;

    - limit the persons who may call special meetings of stockholders;

    - prohibit stockholder action by written consent except where unanimous; and

    - establish advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

    In addition, we intend to adopt a shareholder rights plan after the completion of this offering. A shareholder rights plan would cause substantial dilution to any person or group that attempts to acquire our company on terms not approved in advance by our Board of Directors.

    Section 203 of the Delaware General Corporation Law (the "DGCL") also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. By its terms, the prohibitions of Section 203 of the DGCL are not applicable to Messrs. Alfred West, Steven West and Gary Bondi. See "Principal Stockholders." In addition, certain of our employment agreements provide for payments to be made to the employees thereunder if their employment is terminated in connection with a change of control.

    Certain provisions of the DGCL, our shareholder rights plan and some of our employment agreements may delay, deter or prevent someone from acquiring us in a transaction that results in stockholders receiving a premium over the market price for the shares of common stock. See "Management--Employment Agreements and Arrangements" and "Description of Capital Stock-- Provisions of the Certificate of Incorporation, Bylaws and Delaware Law That May Have an Anti-takeover Effect." In addition, the FCC and certain state public service commissions ("PSCs") require prior approval of transfers of control, including PRO FORMA transfers of control resulting from corporate reorganizations and assignments of regulatory authorization. Such requirements may delay, prevent or deter a change in control of our company.

    In addition to the foregoing, under the 1997 Indenture and the 1998 Indenture, we must offer to purchase all the 1997 Notes and 1998 Notes at a purchase price equal to 101% of the principal amount or accreted value (as applicable) of such notes. Our equipment financing debt has similar provisions. See "Certain Indebtedness." The foregoing covenants may also deter third parties from entering into a change of control transaction with us.

NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE

    There is no market for our common stock. An active public market for our common stock may not develop or be sustained after the offering. The price of our common stock is likely to change after the offering. See "Underwriters." The market price of our common stock may fluctuate significantly in response to a number of factors, (some of which are beyond our control), including:

    - variations in operating results;

    - changes in financial estimates by securities analysts;

    - changes in market valuations of telecommunications companies;

    - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

    - our success or failure to implement our expansion plans;

    - an adverse decision by a regulatory agency in one of our primary markets;

    - increases or decreases in reported holdings by insiders or mutual funds;

    - additions or departures of key personnel;

    - future sales of common stock; and

    - stock market price and volume fluctuations generally.

POTENTIAL EFFECT OF SHARES BECOMING AVAILABLE FOR SALE

    Sales of a substantial number of shares of common stock after the offering (or the perception that such sales might occur) could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional stock. Immediately after this offering, we will have 33,698,061 shares of common stock outstanding or that are the subject of currently exercisable options. The 6,500,000 shares sold in this offering will generally be freely tradable without restriction. The 20,778,321 shares of our common stock outstanding on completion of this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Rule 144").

    The 3,553,821 shares of common stock that will be held by Princes Gate Investors II, L.P. and certain affiliates when its shares of Series A Preferred Stock are converted upon completion of this offering will be entitled to certain registration rights. See "Underwriters."

    Immediately after this offering, we also will have an additional approximately 3,520,000 shares of common stock that are the subject of options that are not currently exercisable. To the extent that these options are properly exercised, the underlying shares of common stock will be freely tradable immediately upon exercise of the options.

    Stockholders holding more than approximately 80% of our outstanding common stock and currently exercisable options to purchase our common stock prior to the offering have executed lock-up agreements that limit their ability to sell such common stock. These stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Morgan Stanley & Co. Incorporated. When the lock-up agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases subject to the volume, manner of sale and notice requirements of Rule 144. See "Management-- Employment Agreements and Arrangements" and "Shares Eligible for Future Sale."

ABSENCE OF DIVIDENDS

    We have not paid dividends on our common stock since we became a subchapter C corporation. We do not anticipate paying any dividends on our common stock for the foreseeable future. In addition, the instruments governing our indebtedness contain restrictions on our ability to declare and pay dividends. See "Dividend Policy" and "Certain Indebtedness."

IMMEDIATE SUBSTANTIAL DILUTION

    The initial public offering price will be substantially higher than the book value per share of our outstanding common stock (which is negative). As a result, investors purchasing our common stock in this offering will incur immediate substantial dilution. In addition, we have issued options and warrants to acquire our common stock at prices significantly below the initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, there will be further dilution to investors in this offering. See "Dilution."

                                USE OF PROCEEDS

    Our company will receive net proceeds from the offering of approximately $59.2 million or approximately $68.2 million if the underwriters exercise their over-allotment option in full. Our company intends to use the net proceeds to expand our sales and marketing activities and to make capital expenditures, particularly in Europe, as well as to fund working capital and general corporate purposes, including to fund losses. Since we continuously engage in discussions with potential acquisition candidates, we may use net proceeds to fund suitable strategic acquisitions. We are not currently engaged in negotiations regarding any material acquisitions. Pending the use of the net proceeds, we intend to contribute them to an "Unrestricted Subsidiary," as defined in our indentures.

                                DIVIDEND POLICY

    Our company has not declared or paid any cash dividends on its common stock or other securities since it became a subchapter C corporation and it does not intend to pay cash dividends in the foreseeable future. Our company plans to retain earnings, if any, for use in the operation of its business and to fund future growth. In addition, our company's indentures and our equipment financing agreement currently restrict the payment of dividends. See "Certain Indebtedness."

                              CERTAIN INFORMATION

    Our company's principal executive offices are located at 95 Rte. 17 South, Paramus, New Jersey 07652, and its telephone number is (201) 226-4500. Its World Wide Web site address is www.destia.com. The information in its web site is not incorporated by reference into this prospectus.

    Our company's logo and certain titles and logos of our company's services mentioned in this prospectus are our company's trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

    This prospectus includes statistical data (including FCC and International Telecommunications Union ("ITU") data) concerning the telecommunications industry that we obtained from industry publications. These publications generally indicate that they have obtained information from sources that they believe are reliable, but that they do not guarantee the accuracy and completeness of the information. Although we believe that these industry publications are reliable, we have not independently verified their data. We also have not sought the consent of any of these publications to refer to their data in this prospectus.

    The information in this prospectus has been adjusted to reflect the conversion of all 140,000 outstanding shares of the Series A Preferred Stock into 3,553,821 shares of common stock, which will occur immediately prior to the closing of the offering. The information in this prospectus also has been adjusted to reflect this 1.04 for 1 split of our common stock and Non-Voting Common Stock (as defined below). Except where specifically indicated, the information in this prospectus does not take into account the exercise of any of our outstanding options or warrants.

    As used herein, common stock refers to the voting common stock of our company. As of April 1, 1999, there were 151,474 shares of non-voting common stock ("Non-Voting Common Stock") outstanding and 103,891 shares of restricted voting common stock ("Restricted Voting Common Stock").

                                 CAPITALIZATION

    The following table sets forth our cash and capitalization as of December 31, 1998 (i) on an actual basis and (ii) on an as adjusted basis after giving effect to the offering and the conversion of all outstanding shares of Series A Preferred Stock into shares of common stock. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto appearing elsewhere in this prospectus.

                                                                                                    AS OF
                                                                                              DECEMBER 31, 1998
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------

                                                                                               (IN THOUSANDS)
Cash, cash equivalents, marketable securities and restricted cash........................  $  180,028   $ 239,178
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Current portion of long-term debt and capital lease obligations..........................  $   16,694   $  16,694
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Long-term debt and capital lease obligations:
  Capital leases.........................................................................  $      193   $     193
  1997 Notes.............................................................................     150,240     150,240
  1998 Notes.............................................................................     192,936     192,936
  Other long-term debt...................................................................      37,379      37,379
                                                                                           ----------  -----------
      Total long-term debt and capital lease obligations.................................     380,748     380,748

Redeemable convertible preferred stock...................................................      14,421      --

Stockholders' equity (deficit):
  Common stock--voting, $.01 par value, 29,250,000 shares authorized, actual, and
    72,000,000 shares authorized, as adjusted; 20,778,321 shares issued and outstanding, actual and 30,832,142 shares issued and outstanding,
    as adjusted (1)......................................................................         208         308
  Non-voting common stock, $.01 par value, 500,000 shares authorized, actual and adjusted; 135,890 shares issued and outstanding, actual and 135,890 shares issued and
    outstanding, as adjusted.............................................................           1           1
  Additional paid-in capital (2).........................................................       6,923      80,394
  Accumulated other comprehensive loss...................................................        (856)       (856)
  Accumulated deficit....................................................................    (108,743)   (108,743)
                                                                                           ----------  -----------
      Total stockholders' equity (deficit)...............................................    (102,467)    (28,896)
                                                                                           ----------  -----------

        Total capitalization.............................................................  $  292,702   $ 351,852
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------------

(1) Actual amount outstanding does not include (i) 4,437,115 shares of common stock issuable upon the exercise of options to employees at a weighted average exercise price of $3.85, (ii) 3,553,821 shares of common stock issuable upon conversion of the Series A Preferred Stock, (iii) 135,890 shares of common stock to be issued after the offering upon conversion of outstanding shares of Non-Voting Common Stock, which will be convertible at the option of the holder at a nominal exercise price, or (iv) 1,315,148 shares of common stock issuable upon exercise of the Warrants issued in connection with the 1997 Unit Offering at an exercise price of $.01 per share. As adjusted amount outstanding does not include items (i) and (iii) of the preceding sentence. All share numbers contained herein give effect to the 1.04 for 1 stock split to be effected prior to the offering. See "Certain Information."

(2) Includes $5.6 million attributable to the Warrants, which represents the portion of the issue price paid in the 1997 Unit Offering attributable to the fair value of the Warrants. This amount has been recognized as a discount on the 1997 Notes and is being amortized over the term of the 1997 Notes. The Warrants expire on June 30, 2007.

                                    DILUTION

    The pro forma net tangible book value of the Company's common stock as of December 31, 1998, giving effect to the conversion of all shares of the Series A Preferred Stock into common stock on the closing of this offering, was $(149,778,000), or approximately $(6.12) per share. "Pro forma net tangible book value" per share represents the amount of total tangible assets of the Company less total liabilities, divided by 24,468,032 shares of common stock outstanding after giving effect to the conversion of the Series A Preferred Stock into common stock. After giving effect to the issuance and sale of 6,500,000 shares of common stock offered by the Company, the pro forma net tangible book value of the Company as of December 31, 1998 would have been $(90,628,000), or $(2.93) per share. This represents an immediate increase in pro forma net tangible book value of $3.19 per share to existing stockholders and an immediate dilution in net tangible book value of $12.93 per share to new investors. Investors participating in this offering will incur immediate, substantial dilution. The following table illustrates the per share dilution:

Initial public offering price per share..................................             $   10.00
  Pro forma net tangible book value per share as of December 31, 1998....  $   (6.12)
  Increase in pro forma net tangible book value per share attributable to
    new investors........................................................       3.19
                                                                           ---------
Pro forma net tangible book value per share after the offering...........                 (2.93)
                                                                                      ---------
Dilution per share to new investors......................................             $   12.93
                                                                                      ---------
                                                                                      ---------

    The following table sets forth, on a pro forma basis as of December 31, 1998, after giving effect to the conversion of all outstanding shares of Series A Preferred Stock into common stock on the closing of this offering, the difference between the existing stockholders and the purchasers of shares of common stock in this offering with respect to the number of shares of common stock purchased from the Company, the total consideration paid and the average price paid per share:

                                                            SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                                        -------------------------  --------------------------     PRICE
                                                           NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                                        ------------  -----------  -------------  -----------  -----------
Existing stockholders.................................    24,468,032          79%  $  14,000,000          18%   $    0.57
New investors.........................................     6,500,000          21      65,000,000          82        10.00
                                                        ------------         ---   -------------         ---
    Total.............................................    30,968,032         100%  $  79,000,000         100%
                                                        ------------         ---   -------------         ---
                                                        ------------         ---   -------------         ---

    As of December 31, 1998, there were approximately 4,437,115 shares of common stock subject to outstanding options at a weighted average exercise price of approximately $3.85 per share, 135,890 shares of common stock issuable upon conversion of shares of Non-Voting Common Stock and 1,315,148 shares of common stock issuable upon the exercise of the Warrants at an exercise price of $.01 per share. To the extent outstanding options and Warrants are exercised, there will be further dilution to new investors. See "Capitalization," "Management--Executive Compensation" and "Management--1996 Flexible Incentive Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data (with the exception of other data and regional data) for 1994, 1995, 1996, 1997 and 1998 and as of December 31, 1998 are derived from our audited consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

                                                                                       YEARS ENDED DECEMBER 31,
                                                                       ---------------------------------------------------------
                                                                         1994       1995       1996       1997         1998
                                                                       ---------  ---------  ---------  ---------  -------------

                                                                        (IN THOUSANDS, EXCEPT REVENUE PER MINUTE AND PER SHARE
                                                                                                 DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.............................................................  $   8,523  $  27,490  $  45,103  $  83,003   $   193,737
Cost of services.....................................................      5,540     19,735     35,369     63,707       140,548
                                                                       ---------  ---------  ---------  ---------  -------------
Gross profit.........................................................      2,983      7,755      9,734     19,296        53,189
Selling, general and administrative expense..........................      2,013      7,087     16,834     37,898        80,092
Depreciation and amortization........................................        168        389      1,049      3,615        11,866
                                                                       ---------  ---------  ---------  ---------  -------------
Income (loss) from operations........................................        802        279     (8,149)   (22,217)      (38,769)
Interest income......................................................          6         19         84      3,689        11,516
Interest expense.....................................................       (109)      (167)      (380)   (11,437)      (41,030)
Other income (expense)...............................................        100        (10)       133       (163)         (661)
Provision for income taxes...........................................         73     --         --         --           --
                                                                       ---------  ---------  ---------  ---------  -------------
Net income (loss)....................................................  $     726  $     121  $  (8,312) $ (30,128)  $   (68,944)
                                                                       ---------  ---------  ---------  ---------  -------------
                                                                       ---------  ---------  ---------  ---------  -------------
Net earnings (loss) per share
  (basic and diluted)................................................  $    0.03  $    0.01  $   (0.41) $   (1.50)  $     (3.31)

Weighted average number of shares of common stock outstanding (basic
  and diluted)(1)....................................................     20,778     20,778     20,778     20,778        20,846
                                                                       ---------  ---------  ---------  ---------  -------------
                                                                       ---------  ---------  ---------  ---------  -------------
OTHER DATA:
Capital expenditures and acquisitions................................  $     906  $   1,677  $   4,670  $  19,021   $   111,999
EBITDA(2)............................................................      1,070        658     (6,967)   (18,765)      (27,564)
Distributions to S Corporation shareholders(3).......................     --            499        226     --           --
Series A Preferred Stock dividends(4)................................     --         --            281        879       --
Net cash provided by (used in) operating activities..................        474      2,037     (6,006)   (12,219)      (26,414)
Net cash used in investing activities................................       (801)    (1,206)    (4,247)   (13,267)     (119,092)
Net cash provided by (used in) financing activities..................        292       (810)    16,419    145,844       177,561
Revenue per minute...................................................        .70        .57        .43        .25           .22

REGIONAL DATA:
Revenues
  Continental Europe.................................................  $   2,652  $   5,025  $  11,441  $  15,741   $    21,101
  United Kingdom.....................................................      3,143     14,173     15,477     18,363        55,991
  North America......................................................      2,728      8,292     18,185     48,899       116,645
                                                                       ---------  ---------  ---------  ---------  -------------
    Total............................................................  $   8,523  $  27,490  $  45,103  $  83,003   $   193,737
                                                                       ---------  ---------  ---------  ---------  -------------
                                                                       ---------  ---------  ---------  ---------  -------------
Minutes
  Continental Europe.................................................      1,957      3,856      8,351     17,239        45,085
  United Kingdom.....................................................      4,532     20,592     27,968     68,810       288,892
  North America......................................................      5,707     23,411     68,247    244,095       549,654
                                                                       ---------  ---------  ---------  ---------  -------------
    Total............................................................     12,196     47,859    104,566    330,144       883,631
                                                                       ---------  ---------  ---------  ---------  -------------
                                                                       ---------  ---------  ---------  ---------  -------------

                                                                                         AS OF DECEMBER 31, 1998
                                                                                       ---------------------------
                                                                                         ACTUAL     AS ADJUSTED(5)
                                                                                       -----------  --------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.....................................  $   139,561   $    198,711
Restricted cash and securities(6)....................................................       40,467         40,467
Total assets.........................................................................      388,208        447,358
Current portion of borrowings........................................................       16,694         16,694
Long-term borrowings, less current portion...........................................      380,748        380,748
Series A Preferred Stock.............................................................       14,421        --
Total stockholders' equity (deficit).................................................     (102,467)       (28,896)

------------------------------

(1) Weighted average numbers of shares have been retroactively restated to give effect to the 1.04 for 1 stock split to be effected prior to the offering. See "Certain Information."

(2) "EBITDA" is defined as net income (loss) plus net interest expense, income tax expense, and depreciation and amortization expense. We have included information concerning EBITDA in this prospectus because this type of information is commonly used in the telecommunications industry as one measure of a company's operating performance and liquidity. EBITDA is not determined using GAAP and, therefore, our EBITDA is not necessarily comparable to EBITDA of other companies. EBITDA also does not indicate cash provided by operating activities. You should not use our EBITDA as a measure of our operating income and cash flows from operations under GAAP. Both of those measures are presented above. You also should not look at our EBITDA in isolation, as an alternative to or as more meaningful than measures of performance determined in accordance with GAAP.

(3) The distributions reflected in this line item were declared when we were a subchapter S corporation under U.S. tax law.

(4) The Series A Preferred Stock accrued monthly dividends at a compounded monthly rate of 12% per year. The dividends began to accrue and compound interest from November 1, 1996, the issuance date of the Series A Preferred Stock, and ceased to accrue on July 1, 1997.

(5) The as adjusted data give effect to (i) the offering, (ii) the conversion of the Series A Preferred Stock into our common stock upon consummation of the offering, as if these events had occurred on December 31, 1998 and (iii) a
    1.04 for 1 stock split to be effected prior to the offering.

(6) We used $57.4 million of the net proceeds from our 1997 Unit Offering to purchase a portfolio of U.S. government securities that we reserved for the payment of the first six scheduled interest payments due on the $155.0 million principal amount of the 1997 Notes that we issued in the 1997 Unit Offering. Warrants also were issued in the 1997 Unit Offering. See "Capitalization."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. SEE "FORWARD-LOOKING STATEMENTS" (ON PAGE 4). SEE ALSO "RISK FACTORS" AND THE COMPANY'S FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company is a rapidly growing, facilities-based provider of domestic and international long distance telecommunications services in North America and Europe. Its extensive international telecommunications network allows it to provide services primarily to retail customers in many of the largest metropolitan markets in the United States, Canada, the United Kingdom, Belgium, France, Germany and Switzerland.

    The Company provides its customers with a variety of retail telecommunications services, including international and domestic long distance, calling card and prepaid services, and wholesale transmission services. The Company's approximately 357,000 customer accounts are diverse and include residential customers, commercial customers, ethnic groups and telecommunications carriers. In each of the Company's geographic markets, it utilizes a multichannel distribution strategy to market its services to its target customer groups.

    REVENUES

    The Company's revenues are primarily based on usage and are derived from (1) the number of minutes of telecommunications traffic carried and (2) generally, a fixed per minute rate. The following table shows the total revenue and billable minutes of use attributable to the Company's operations by region for 1996, 1997 and 1998. Over time, the Company expects its European markets to contribute a larger percentage of its revenues.

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1996        1997        1998
                                                                               ----------  ----------  ----------

                                                                                         (IN THOUSANDS)
REVENUE
North America................................................................  $   18,185  $   48,899  $  116,645
United Kingdom...............................................................      15,477      18,363      55,991
Continental Europe...........................................................      11,441      15,741      21,101
                                                                               ----------  ----------  ----------
    Total....................................................................  $   45,103  $   83,003  $  193,737
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

BILLABLE MINUTES OF USE
North America................................................................      68,247     244,095     549,654
United Kingdom...............................................................      27,968      68,810     288,892
Continental Europe...........................................................       8,351      17,239      45,085
                                                                               ----------  ----------  ----------
    Total....................................................................     104,566     330,144     883,631
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

    The Company generally prices its services at a discount to the dominant carrier (or carriers) in each of its markets. The Company has experienced and expects to continue to experience declining revenue per minute in all of its markets, particularly European markets, as a result of increased competition. However, the Company believes such declines in revenue per minute will be offset in part by an increased demand for long distance services and declining costs of transmission. Historically, transmission costs in the telecommunications industry have declined at a more rapid rate than prices due to technological innovation and the availability of substantial transmission capacity. There can be no assurance that this cost trend will continue. See "Risk Factors--Increasing Pricing Pressures" and "Industry Overview."

    The Company's revenues are recorded upon completion of calls. For prepaid services, the Company's revenues are reported net of selling discounts and commissions and are recorded based upon usage rather than at the time of initial sale.

    Revenues also include amounts billed to customers which are, in turn, remitted to third parties, including universal service fund fees, fixed rate access charges paid to LECs and payphone owner compensation fees. These charges are expensed in cost of services in amounts similar to corresponding amounts billed to customers and included in revenue.

    COST OF SERVICES

    The major components of the Company's cost of services are the cost of origination, transmission and termination of traffic. Virtually all calls carried by Destia must be originated or terminated on another carrier's local facilities, for which the Company pays a per minute charge. These charges are known as "access" or "termination" charges. In countries where the Company has interconnection, it is able to originate and terminate calls more cost-effectively, either pursuant to fixed price contractual arrangements with PTTs or LECs or pursuant to a tariff.

    The Company's transmission cost of services consists of expenses related to leased lines and switched minutes. The Company typically acquires leased lines for specific point-to-point routes on a fixed cost basis, which involve monthly payments regardless of usage levels. Leased lines have a shorter duration than IRUs. Because the cost of leased lines is typically a fixed monthly payment, transmitting an increased portion of the Company's calls over leased lines reduces its incremental transmission costs. Accordingly, once certain traffic volume levels are reached, leased line capacity is more cost effective than capacity acquired on a variable cost basis, such as switched minutes.

    To transmit calls to locations not covered by its network, the Company acquires switched minutes from other carriers. Switched minutes are acquired on a per minute basis (with volume discounts) and, accordingly, are a variable cost. The cost of switched minutes also includes termination charges. As the Company's minutes of traffic carried have grown, the Company has obtained better pricing on switched minute transmission capacity. In general, the Company expects its marginal cost of services will decline over time due to greater usage of owned transmission capacity, technological innovation, increased leverage with suppliers and the increasing availability of substantial third-party transmission capacity.

    A substantial and increasing portion of the Company's calls are also transmitted over its IRUs. The cost of IRUs is expensed in depreciation and amortization and is, therefore, not accounted for as part of cost of services. To the extent the Company's increased use of IRUs reduces its utilization of leased lines and switched minutes, the increase in depreciation expense of the IRUs will be offset by a decrease in the cost of services of leased lines and switched minutes. As a result, although the Company's gross margins and EBITDA are expected to improve, the Company's net income (loss) will not necessarily improve to the same extent.

    Cost of services also includes certain fees imposed by regulators and third parties that are typically billed to customers together with an administrative fee. See "--Revenues."

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")

    To date, the Company has sold its services primarily through independent sales channels. Selling expenses have, therefore, primarily consisted of commissions paid to agents. To a lesser extent, selling expenses have also included advertising and promotion costs, sales by the Company's internal sales force and expenses related to its customer service department. Since completing the acquisition of VoiceNet during the first quarter of 1998, the Company's commissions paid to and retained by VoiceNet (i.e., commissions not subsequently paid by VoiceNet to its independent sales agents) have been eliminated.

    The Company is continuing to increase its internal sales force and this expansion will significantly increase the selling expenses associated with operating and staffing sales offices. In addition, as the Company expands its customer base in new and existing markets, it intends to increase its advertising expenses. The Company expects all of these costs to eventually decline as a percentage of its revenues. General and administrative expenses have increased primarily as a result of the Company's expansion of its customer service, billing, financial reporting and other management information systems. These expenses have also increased as a result of implementing more extensive network management systems and organizational expenses related to entering additional markets.

    DEPRECIATION AND AMORTIZATION EXPENSE

    The Company's depreciation and amortization expense is primarily related to depreciation on the Company's IRUs and switching equipment, amortization of costs associated with the issuance of the 1997 Notes and 1998 Notes and amortization of goodwill from the purchases of VoiceNet and the minority interest in its subsidiary, Telco Global Communications ("Telco").

    As the Company expands the Destia Network, it will continue to add new switching equipment and acquire additional IRUs, both of which will increase the Company's depreciation expense. Transmission over IRUs involves only fixed costs, with no per minute charges, and is a more cost-effective means of transmitting traffic once certain volume levels are reached. The Company recently acquired a 20-year IRU from Frontier which provides Destia with fiber optic transmission capacity in the United States. The Company also intends to acquire additional IRUs, particularly in Europe. To the extent the Company's increased use of IRUs reduces its utilization of leased lines and switched minutes, the increase in depreciation expense of the IRUs will be offset by a decrease in the cost of services of leased lines and switched minutes. As a result, although the Company's gross margins and EBITDA are expected to improve, the Company's net income (loss) will not necessarily improve to the same extent.

    INTEREST EXPENSE

    Prior to July 1, 1997, interest expense principally consisted of interest payable in connection with equipment financing loans and short-term indebtedness. The 1997 Notes and 1998 Notes currently constitute most of the Company's interest expense. Annual interest expense for the 1997 Notes and 1998 Notes will aggregate $43.3 million in 1999. The 1998 Notes were issued at a discount and accrete to their aggregate principal amount at maturity on February 15, 2003. Until that date, interest expense on the 1998 Notes will increase in each period. Thereafter, interest on the 1998 Notes will accrue and be required to be paid in cash semi-annually. See "Certain Indebtedness."

RESULTS OF OPERATIONS

    The following table presents certain data concerning Destia's results of operations for 1996, 1997 and 1998.

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                   1996        1997        1998
                                                                                 ---------  ----------  ----------

                                                                                          (IN THOUSANDS)
Revenues.......................................................................  $  45,103  $   83,003  $  193,737
Cost of services...............................................................     35,369      63,707     140,548
Selling, general and administrative expenses...................................     16,834      37,898      80,092
Depreciation and amortization..................................................      1,049       3,615      11,866
Net income (loss)..............................................................     (8,312)    (30,128)    (68,944)

    1998 COMPARED TO 1997

    REVENUES. Total revenues for 1998 increased by 133% to $193.7 million from $83.0 million for 1997. Billable minutes of use increased 168% to 883.6 million in 1998 from 330.1 million in 1997. The increases in revenues and billable minutes were primarily attributable to strong customer growth in both the U.S. and U.K. markets. Revenues for all services increased substantially from 1997 to 1998. The increase in revenues resulting from the growth in billable minutes was partially offset by per-minute price reductions caused by increased competition, most significantly in the U.K. and continental European markets. This competition was a primary factor in the decrease in average revenue per minute from $.25 per minute during 1997 to $.22 per minute in 1998.

    In North America, revenues grew by 139% to $116.6 million from $48.9 million. This increase was due principally to prepaid and calling card revenues. The remainder of the increase resulted from increases in long distance revenues. Average North American revenue per minute increased to $.21 per minute during 1998 from $.20 per minute during 1997. This increase was due principally to the substantial growth of prepaid card sales, which typically carry a higher per minute rate than long distance service, offset in part by rate decreases for long distance services.

    In the United Kingdom, revenues increased 205% to $56.0 million in 1998 from $18.4 million in 1997, while the average revenue per minute decreased from $.27 per minute during 1997 to $.19 per minute during 1998. This reduction was due principally to increased price competition.

    In continental Europe, revenues increased by 34% to $21.1 million from $15.7 million. A portion of this revenue growth was attributable to a full year of revenue reported for certain country operations that commenced during 1997. Average continental European revenue per minute decreased from $.91 per minute during 1997 to $.47 per minute during 1998, as a result of increased competition brought about by deregulation of the Company's continental European markets.

    GROSS MARGIN. The Company's gross margin for 1998 increased to 27.5% from 23.2% for 1997. This increase was attributable to (1) expansion of the Destia Network (which shifted some expenses from cost of services to depreciation expense), (2) migration of additional switched traffic onto the Destia Network,
(3) "least-cost" routing, (4) leveraging the Company's traffic volumes to negotiate lower usage-based costs from domestic and foreign providers of transmission capacity and (5) the Company's ability to obtain more cost effective interconnect agreements. An improvement in gross margin does not necessarily result in an equal improvement in net income (loss). See "--Overview--Cost of Services."

    SG&A. SG&A increased to $80.1 million for 1998 from $37.9 million for 1997, and, as a percentage of revenues was 41% for 1998 and 46% for 1997. The decrease in SG&A as a percentage of revenue during 1998 was primarily attributable to the significant increase in revenues. The increase of $42.2 million in SG&A from 1997 was attributable to the expansion of the sales, operations and back office infrastructure to support the significant retail sales growth the Company experienced in 1998. During 1998 the Company expanded its management team and significantly increased staffing levels in its customer service, network management, management information systems and finance organizations. In addition, substantial expenses were incurred in connection with entering new markets and further developing existing marketing and sales channels. The Company recorded bad debt expense of $7.4 million, or 3.8% of revenue, for 1998, compared to bad debt expense of $3.9 million, or 4.7% of revenue, for 1997. This decline in bad debt expense as a percent of revenue was primarily the result of improved credit and collection procedures and controls.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $11.9 million for 1998 from $3.6 million for 1997. This increase was substantially due to the continuing build-out of the Company's network in the United States, the United Kingdom and continental Europe, amortization of costs associated with the Company's issuance of the 1997 Notes and the 1998 Notes and amortization of goodwill from the purchases of VoiceNet and the minority interest in Telco.

    INTEREST EXPENSE AND INTEREST INCOME. Interest expense increased to $41.0 million in 1998 from $11.4 million in 1997. This increase was attributable to the issuance of the 1997 Notes and the 1998 Notes. Interest income increased to $11.5 million in 1998 from $3.7 million in 1997. This increase was primarily due to interest income earned on the investment of the net proceeds received from the 1998 Notes.

    NET LOSS. The Company reported a net loss of $68.9 million for 1998, compared to a net loss of $30.1 million for 1997. The increase in net loss is primarily due to the higher level of SG&A expenses and higher interest expense. Net loss is expected to increase substantially over the near term, primarily due to interest expense incurred on the 1998 Notes and the 1997 Notes.

    1997 COMPARED TO 1996

    REVENUES.  Total revenues for 1997 increased by 84% to $83.0 million on
330.1 million billable minutes of use from $45.1 million on 104.6 million billable minutes of use for 1996. Billable minutes of use increased by 216% for 1997 from 1996. Growth in revenues during 1997 primarily was attributable to additional minutes of use, particularly in the United States, offset in part by a substantial decline in prices, as a result of increased competition. This competition was a primary factor for the average revenue per minute decrease from $.43 during 1996 to $.25 during 1997. An additional factor in the decrease in revenues per minute was a larger portion of national, as opposed to international, minutes of use. The increase in revenues was primarily attributable to sales by VoiceNet of $23.6 million for 1997, compared to $1.9 million for 1996.

    In the United Kingdom, revenues increased by 19% to $18.4 million from $15.5 million, primarily due to sales by Telco, which increased, to $10.6 million in 1997 from $1.3 million in 1996. Increases in U.K. revenue were partially offset by the termination of the Company's business relationship with EI, which accounted for $14.2 million in revenues in 1996. During the fourth quarter of 1996, the Company began marketing efforts in the U.K. through Telco. During 1997, U.K. revenues consisted principally of $10.6 million from international and domestic long distance and prepaid card services attributable to Telco, as well as $7.2 million from carrier services sold through Destia Network Services, Ltd. ("DNS"), a wholly-owned subsidiary of the Company. Average U.K. revenue per minute decreased from $.55 per minute during 1996 to $.27 per minute during 1997. This reduction was due principally to sales of a larger percentage of domestic long distance minutes, which are sold at lower rates than international minutes, and to increased price competition.

    In continental Europe, revenues increased by 38% to $15.7 million from $11.4 million. This increase was attributable to an increase in prepaid card services, primarily in France and Germany. Average continental European revenue per minute decreased from $1.37 per minute during 1996 to $.91 per minute during 1997. This decrease was due to lower rates in France and Germany.

    In North America, revenues grew by 169% to $48.9 million from $18.2 million. This increase was due principally to calling card revenues attributable to sales by VoiceNet, which were $23.6 million during 1997, compared to $1.9 million during 1996. VoiceNet began reselling the Company's calling card services to end-users during the second quarter of 1996. The remainder of the increase resulted from increases in sales of carrier services, and, to a lesser extent, international and domestic long distance and prepaid card services. Average U.S. revenue per minute decreased to $.20 per minute during 1997 from $.27 per minute during 1996. This reduction was due principally to sales of a larger percentage of domestic long distance minutes, which are sold at lower rates than international minutes, and to increased price competition.

    During 1997, the Company experienced an average customer turnover or "churn" rate of approximately 5% relating to U.S., U.K. and continental European "1+", "1xxx" and calling card services. To date, the Company's revenues and margins have not been materially impacted by its "churn" rate. The Company's "churn" rate with respect to any given period consists of the average number of customers that ceased using the Company's services during any month of the period divided by the average monthly number of customers for the period. Customers that have ceased using the Company's services during any given month are those customers who used the Company's services during the prior month but not during any subsequent month of the applicable period.

    GROSS MARGIN. The Company's gross margin for 1997 increased to 23.2% from 21.6% for 1996. This increase was attributable to the Company's increased use of owned and leased line transmission capacity and its ability to obtain lower prices on switched transmission capacity because of increased traffic volumes and a greater availability of capacity generally. An improvement in gross margin does not necessarily result in an equal improvement in net income (loss). See "--Overview--Cost of Services."

    SG&A. SG&A increased to $37.9 million for 1997 from $16.8 million for 1996, and, as a percentage of revenues, was 46% for 1997 and 37% for 1996. The increase primarily consisted of commissions paid to resellers (principally VoiceNet) and independent agents, an increase in payroll costs related to additional management and staff in the areas of finance, sales, customer service, network management and information systems at the Company's Manhattan, New York, Brooklyn, New York and College Station, Texas facilities, as well as the London, Brussels, Hamburg and Paris offices. For 1996, a majority of the expenses consisted of expenses related to EI and commissions paid to independent sales agents.

    In connection with the termination of the Company's joint venture with EI during June 1996, EI granted the Company the right to compete with EI in the United Kingdom in exchange for forgiveness of a net receivable due to the Company of $2.0 million. The forgiveness of the receivable has been reclassified as an expense of the joint venture and was charged to bad debt expense. The Company previously had capitalized the U.K. territorial rights granted to it by EI on its consolidated balance sheet and was amortizing the rights over a 15-year life. The Company subsequently decided to write off this asset, resulting in an additional $1.9 million charge in 1996.

    The Company recorded bad debt expense of $3.9 million, or 4.7% of revenue, for 1997, compared to bad debt expense of $2.0 million, or 4.4% of revenue, for 1996. The charge in 1996 was related to EI.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased to $3.6 million for 1997 from $1.0 million for 1996. This increase was substantially due to the depreciation associated with upgrades in the Company's switch in New York and installation of multiplexing equipment in New York and London, as well as amortization of costs associated with the 1997 Unit Offering.

    INTEREST EXPENSE. The Company had $11.4 million of interest expense during 1997, as compared to interest expense of $0.4 million during 1996. Interest expense has increased substantially as a result of the 1997 Unit Offering, with $10.5 million of 1997 expense attributable to the 1997 Unit Offering.

    NET LOSS. The Company had a net loss of $30.1 million during 1997, compared to a net loss of $8.3 million during 1996. The increase is primarily due to costs associated with increasing the internal infrastructure, building the network, marketing, commissions paid to resellers and interest expense related to the 1997 Notes.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has incurred significant operating and net losses and made substantial capital expenditures, due in large part to the start-up and development of the Company's operations and the Destia Network. The Company will continue to incur additional losses and have substantial additional capital expenditures. The Company has utilized cash provided from financing activities to fund losses and capital expenditures. The sources of this cash have primarily been the proceeds from the sale of the 1997 Notes and the 1998 Notes and, to a lesser extent, equipment-based financing and a $14.0 million equity investment (less fees and expenses) by Princes Gate Investors.

    As of December 31, 1998, the Company had $139.6 million of cash, cash equivalents and marketable securities, as well as $40.5 million of restricted cash and securities (which will be used to pay interest expense on the 1997 Notes through July 15, 2000). The Company believes that the net proceeds of this offering, as well as equipment loans it expects to obtain and cash on hand, will provide sufficient funds for the foreseeable future. However, the amount of the Company's future capital requirements will depend on a number of factors, including the success of its business, its gross margins, and its SG&A expenses, as well as other factors, many of which are not within its control, including competitive conditions and regulatory developments. In the event that the Company's plans or assumptions change or prove to be inaccurate, it may be required to delay or abandon some or all of its development and expansion plans or the Company may be required to seek additional sources of capital. Future sources may include public debt or equity offerings or equipment financings. There can be no assurance that additional financing arrangements will be available on acceptable terms.

    The Company's capital expenditures during 1998 were approximately $76.7 million. These were made principally to support the continued expansion of the Destia Network, including the purchase of telecommunications equipment and the purchase of additional transatlantic IRUs. In addition, the Company made capital expenditures related to the continued development of its back office capabilities, including management information and network management systems.

    In 1999, the Company plans to spend approximately $100 million for capital expenditures on network equipment, back-office systems, the continued build-out of its network operations center in St. Louis, Missouri, transatlantic IRUs and other fiber optic transmission capacity. Actual capital expenditures may be significantly different from the Company's current plans, in part because the Company intends to be opportunistic in acquiring transmission capacity in a dynamic market. The Company also expects to have substantial capital expenditures after 1999.

    The Company's net cash used in operating activities was $26.4 million for 1998 and was primarily attributable to a net loss of $68.9 million and an increase in accounts receivable of $22.1 million partially offset by an increase in accounts payable, accrued expenses and other current liabilities of $34.7 million and non-cash interest expense of $17.7 million. Net cash used in investing activities of $119.1 million for 1998 was attributable to the purchase of marketable securities, investments made primarily in switching and other telecommunications equipment and IRUs and the VoiceNet acquisition. Net cash provided by financing activities in 1998 of $177.6 million was primarily related to the issuance of the 1998 Notes.

    On February 12, 1998, the Company acquired VoiceNet, a major distribution channel for the Company's calling card products. The initial purchase price was $21.0 million, which was paid in cash. The sellers of VoiceNet also are entitled to receive an earn-out based upon the revenue growth of the VoiceNet business. The earn-out bonus will not have a material impact on the Company's liquidity. The acquisition was accounted for under the purchase method of accounting. Goodwill was recorded to the extent the purchase price exceeded the fair value of the net assets purchased. Approximately $1.0 million of the initial purchase price will reflect the underlying value of the assets acquired and $20.0 million will reflect goodwill. The goodwill is being amortized over 20 years.

    At the end of 1998, the Company completed two small acquisitions. In November 1998, the Company acquired a controlling interest in America First Ltd. ("America First"), a prepaid card distributor in the United Kingdom for approximately $5.5 million. The majority of the purchase price was recorded as goodwill and will be amortized over 20 years. In December 1998, the Company also acquired the customer list of a long distance reseller, also located in the United Kingdom. The purchase price was allocated to the customer base and will be amortized over 5 years.

    In the United Kingdom, the majority of the Company's sales are made through Telco, its majority owned subsidiary. On July 17, 1998, the Company acquired the minority interest in Telco that it did not already own in exchange for a note in the principal amount of approximately $14.0 million, payable by the Company in quarterly installments, together with interest at a rate of 8.0% per annum, over approximately three years. The note was paid in full on April 28, 1999. The entire purchase price is classified as goodwill, which will be amortized over 20 years. In connection with such acquisition, (1) Telco obtained ownership rights with respect to certain proprietary software used in Telco's business and (2) the Company converted options to acquire Telco shares held by Telco employees into grants of non-voting restricted shares of the Company's common stock.

    During 1998, the Company incurred certain other non-operating cash commitments which, as of December 31, 1998, included approximately $42.3 million in the aggregate for a 20-year IRU from Frontier to use portions of its U.S. fiber optic network and for the purchase of a transatlantic IRU. As of December 31, 1998, the Company is required to pay approximately $1.2 million per quarter as installments of principal on its equipment facility. In addition, the Company pays $20.9 million per annum as interest expense on the 1997 Notes. The Company has put funds in escrow to cover this expense through July 15, 2000. For a discussion of the Company's IRU from Frontier, see "Business--The Destia Network--North American Network."

    The Company continually evaluates business opportunities, including potential acquisitions, and engages in discussions with potential acquisition candidates. We are not currently engaged in negotiations regarding any material acquisitions. The Company may use funds to consummate suitable strategic acquisitions. The Company will seek to acquire or align itself with complementary companies that (1) offer attractive opportunities in new geographic markets (with an emphasis on continental Europe), (2) have an established customer base or (3) have innovative telecommunications services or technologies (such as data transmission and wireless or Internet services).

MARKET RISK

    The carrying value of cash and cash equivalents approximates fair value due to the short-term, highly liquid nature of the cash equivalents, which have maturities of three months or less. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by the Company.

    At December 31, 1998 the Company had debt in the amount of $396.8 million of which $375.7 million is fixed interest debt. The remaining $21.1 million carries adjustable interest rates equal to the 90-day commercial paper rate plus 395 basis points. A one percent change in the interest rate would change interest payments by approximately $18,000 per month.

FOREIGN CURRENCY EXPOSURE

    The Company is exposed to fluctuations in foreign currencies relative to the U.S. dollar because the Company bills in local currency, while transmission costs are largely incurred in U.S. dollars and interest expense on the 1997 Notes and 1998 Notes is in U.S. dollars. For each of 1998 and 1997, approximately 40% of the Company's revenues were billed in currencies other than the U.S. dollar, consisting primarily of British pounds and Belgian francs. The effect of these fluctuations on the Company's revenues for 1998 and 1997 was immaterial. As the Company expands its operations, a higher percentage of revenues is expected to be billed in currencies other than the U.S. dollar. The Company from time to time uses foreign exchange contracts relating to its trade accounts receivables to hedge foreign currency exposure and to control risks relating to currency fluctuations. The Company does not use derivative financial instruments for speculative purposes. At December 31, 1998 and 1997, the Company had $0 and $.3 million open foreign currency hedging positions, respectively.

EURO CONVERSION

    On January 1, 1999, several member countries of the EU established fixed conversion rates and adopted the euro as their new common legal currency. Since that date, the euro has traded on currency exchanges, although the legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, parties can elect to pay for goods and services and transact business using either the euro or a legacy currency. Between January 1, 2002 and July 1, 2002, the participating countries will introduce euro currency coins and withdraw all legacy currencies.

    The euro conversion may affect cross-border competition by creating cross-border price transparency. The Company is assessing its pricing and marketing strategy in order to insure that it remains competitive in a broader European market. In addition, the Company is reviewing whether certain existing contracts will need to be modified. The Company's currency risks and risk management for operations in participating countries may be reduced as the legacy currencies now trade at a fixed exchange rate against the euro. The Company will continue to evaluate issues involving introduction of the euro. However, based on current information and assessments, the Company does not expect that the euro conversion will have a material adverse effect on its results of operations or financial condition.

NEW ACCOUNTING PRONOUNCEMENTS

    In March 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use software, dividing the development into three stages: (1) the preliminary project stage, during which conceptual formulation and evaluation of alternatives takes place, (2) the application development stage, during which design, coding, installation and testing takes place and (3) the operations stage during which training and maintenance takes place. Cost incurred during the application development stage are capitalized, all other costs are expensed as incurred. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company is currently evaluating the impact of adopting SOP 98-1.

    In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that all non-governmental entities expense the costs of start-up activities, including organization costs, as those costs are incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company has reviewed the provisions of SOP 98-5 and does not believe adoption of this standard will have a material effect on its results of operations.

YEAR 2000 COMPLIANCE

    The Company is engaged in an ongoing process of assessing its exposure to the Year 2000 issue--the potential problems arising from computer systems that were designed to use two digits, rather than four, to specify the year. The Company has formed a project team (consisting of representatives from its information technology, finance, business development, product development, sales, marketing and legal departments) to address internal and external Year 2000 issues. By December 31, 1998, the Company had completed its internal review of its financial and other computer systems (which include switching, billing and other platforms) to assess Year 2000 issues. Based on this review, the Company believes that the amount of work and expense required to address Year 2000 issues relating to its internal systems will not be material. The Company is upgrading certain of its Northern Telecom switches to make them and their related software Year 2000 compliant. The Company expects this upgrade to be completed by June 30, 1999 at a cost of approximately $0.9 million. In addition, the Company may be required to modify some of its other existing software. The Company estimates that it will have updated all of its significant internal systems to make them Year 2000 compliant and will be able to begin testing by June 30, 1999.

    In addition to assessing its own systems, the Company plans to retain a consulting firm during the second quarter of 1999 to assist it in conducting an external review of its significant customers, suppliers and other third parties with which it does business, including significant equipment and system providers and telecommunications service providers, to determine their vulnerability to Year 2000 problems and any potential impact on the Company. In particular, the Company may experience problems to the extent that other telecommunications carriers are not Year 2000 compliant. The Company anticipates that this external review and related third party review will be substantially completed by September 30, 1999. The Company's ability to determine the status of these third parties ability to address issues relating to the Year

2000 issues is limited and there is no assurance that these third parties will achieve full Year 2000 compliance before the end of 1999.

    The Company believes that its reasonably possible worst case Year 2000 scenario is disruption of its ability to route traffic over portions of its own network or an inability to terminate calls to certain destinations, which would require the Company to utilize other transmission capacity at greater cost. To the extent that a limited number of carriers experience disruption in service due to the Year 2000 issue, the Company's contingency plan is to obtain service from alternate carriers. However, there is no assurance that alternate carriers will be available or, if available, that the Company can purchase transmission capacity at a reasonable cost. In addition, in many continental European countries there are no alternative carriers to use. Significant Year 2000 failures in the systems of the Company, alternate carriers and other third parties (or third parties on whom they depend) would have a material adverse effect on the Company's business and the price of its common stock.

    The Company estimates the total cost for resolving its Year 2000 issues to be approximately $2.0 million, of which approximately $1.0 million has been spent through the end of the first quarter of 1999, with the majority of expenditures expected to be incurred in the first two quarters of 1999 in connection with upgrades of its Northern Telecom switches and the retention of an outside consulting firm. This estimate includes the accelerated cost of replacing systems that are not Year 2000 compliant. Actual costs may, however, differ materially.

                               INDUSTRY OVERVIEW

    International telecommunications is one of the fastest growing segments of the long distance industry, having experienced compounded annual growth in total minutes of 14.3% from 1989 to 1997. Forecasts by the ITU project this growth to continue at a compound annual growth rate of between approximately 12% and 18% from 1997 to 2001. Based on this estimate, worldwide international long distance traffic is projected to increase from approximately 81.8 billion minutes in 1997 to between approximately 128.7 and 158.6 billion minutes by the year 2001. The market for these services is highly concentrated in more developed countries, with approximately 43% of 1997 worldwide international long distance traffic originating in Europe and 33% originating in the United States. In Europe, domestic long distance services in each country also present a large, growing market opportunity.

    While the U.S. long distance market was liberalized in 1984 and the U.K. long distance market was liberalized in 1992, the continental European voice telephony market was liberalized only recently on January 1, 1998 and liberalization is still in the process of being implemented. Generally, substantial advances in the implementation of liberalization have taken place, including (i) the establishment of national regulatory authorities, (ii) licensing, (iii) network interconnection, (iv) universal service, (v) tariffs,
(vi) numbering and number portability and (vii) rights-of-way. EU deregulation is intended to create a fully liberalized single market for continental European telecommunications. As of August 1, 1998, there were over 180 operators within the EU authorized to provide national public voice telephony and over 250 operators authorized to provide international public voice telephony.

    Historically, continental European telecommunications rates have been designed to subsidize the provision of local service with high priced long distance services. As a result, long distance services generated a substantial portion of the profitability of continental European PTTs. To become more competitive in providing long distance, the PTTs are seeking to "rebalance" their rates among local and long distance services. Generally, this presents some political difficulty since rates for local service typically must rise to support lower long distance rates. While in some countries (such as France) substantial rate rebalancing has already occurred, other countries (such as The Netherlands) have yet to rebalance rates. We believe that in the near term, where rates have not been substantially rebalanced, long distance rates will continue to subsidize the high overhead costs of the PTTs. However, significant competitive rate reductions have occurred without rebalancing in some countries (such as Germany) where the incumbent PTT has lost market share. Additional rate reductions also remain a possibility in these and other countries. See "Risk Factors--Increasing Pricing Pressures."

    Implementation of interconnection is an important variable in the ability of companies such as Destia to provide services on a competitive basis. Interconnection allows a new competitor to use the facilities of existing service providers, particularly PTTs, often at very attractive rates. Many national regulators have established access charge regimes generally thought to be favorable to new competitors. For example, in the New York City market (which has been liberalized since 1984) companies generally pay $.013 per minute for local termination of a long distance call. In Berlin and Paris (which have been liberalized only since January 1, 1998) these rates are $.025 and $.020, respectively. In addition to favorable rates established by regulation, we believe that the entry of new European CLECs (I.E., competitive LECs) will further drive down the costs of local access in Europe. Concerns regarding interconnection include delays by reluctant PTTs in executing agreements and in implementing interconnections.

    The cost of operating a retail long distance business in continental Europe is declining rapidly as alternative wholesale networks are constructed. These alternative networks include Ulysses (MCI WorldCom), Hermes Europe Railtel (GTS and others) and Circe (Viatel), as well as announced network construction by Level 3 and Global Crossing. At present, most of these networks are under development, although portions of some of them are complete. Since these projects have been announced or completed, pricing for European long-haul facilities has begun to decline rapidly. For example, over a period of less than one year, the price of an E-1 circuit from Brussels to London has fallen from approximately $19,000 to approximately $10,400 per month. The Company believes that these costs will continue to decline more rapidly than the prices for long distance services due to the fact that (i) the market for retail national and international long distance services in all EU countries is still dominated by the PTTs who are reluctant to reduce prices and (ii) enhanced services and generally lower prices will increase the demand for long distance services. However, there can be no assurance in this regard. See "Risk Factors--Competition" and "--Increasing Pricing Pressures."

                                    BUSINESS

    We are a rapidly growing, facilities-based provider of domestic and international long distance telecommunications services in North America and Europe. Our extensive international telecommunications network allows us to provide services primarily to retail customers in many of the largest metropolitan markets in the United States, Canada, the United Kingdom, Belgium, France, Germany and Switzerland, and we believe that we are well positioned to capitalize on the continued growth in these markets. In 1997, worldwide international long distance traffic totaled 81.8 billion minutes with the majority originating in the United States and Europe. This volume is expected to grow at a compound annual growth rate of 12% to 18% from 1997 to 2001.

    We provide our customers with a variety of retail telecommunications services, including international and domestic long distance, calling card and prepaid services, and wholesale transmission services. Our approximately 357,000 customer accounts are diverse and include residential customers, commercial customers, ethnic groups and telecommunications carriers. In each of our geographic markets, we utilize a multichannel distribution strategy to market our services to our target customer groups. We believe this strategy greatly enhances our growth prospects and reduces our dependence on any one service, customer group or channel of distribution.

    We entered the U.S. market during 1993 and the U.K. market during 1995. In continental Europe, we commenced offering our services before the January 1, 1998 full liberalization of telecommunications services in those markets. We established operations in Belgium, France and Germany in the first quarter of 1997 and Switzerland in the fourth quarter of 1997. Given our early entry into many of our continental European markets, as well as our established network, sales and marketing and customer support infrastructure, we believe we are well positioned to further grow our business in continental Europe.

COMPETITIVE STRENGTHS

    The European and North American telecommunications industry is rapidly evolving following the reduction of regulatory barriers, investment in new transmission capacity and the development of new services and technologies. In this dynamic environment, we believe we have successfully distinguished ourselves from many of our competitors and enjoy several competitive strengths:

    PROVEN TRACK RECORD OF STRONG INTERNAL GROWTH

    For 1996, 1997 and 1998, our revenues were $45.1 million, $83.0 million and $193.7 million, respectively. In addition, for 1996, 1997 and 1998, we carried
104.6 million, 330.1 million and 883.6 million minutes of traffic, respectively. Substantially all of our growth has been generated internally, although we have made several minor acquisitions. Our only significant acquisition to date, the purchase of VoiceNet, solidified a key distribution channel, but had no direct effect on our revenues or customer base. As we have grown our business, we have focused on managing our growth in a manner that has enabled us to increase our customer base and maintain our high standards of service quality and customer support. We believe that our demonstrated ability to grow organically and manage rapid growth provides us with a solid foundation to continue to grow our business.

    ESTABLISHED INTERNATIONAL TELECOMMUNICATIONS NETWORK

    Since 1996, we have made substantial investments in expanding the Destia Network. The Destia Network is comprised of:

    - 14 operational carrier-grade switches with seven in North America and seven in Europe;

    - an IRU from Frontier on portions of its U.S. fiber optic network;

    - transatlantic IRUs;

    - leased capacity and IRUs in Europe; and

    - leased capacity in Canada.

    In addition, we have completed direct interconnections with the PTTs in five of our major European markets (the United Kingdom, Belgium, France, Switzerland and presently, on a preliminary basis, Germany) and have signed an interconnection agreement with the PTT in The Netherlands. Interconnection allows us to offer services to customers as a domestic carrier through a direct connection to the PSTN and with lower access costs. In expanding our network, we have used "carrier-grade" equipment, which allows us to offer high quality services and expand our service offerings on a cost-efficient basis. As a result of our network build-out program, we believe that we are well-positioned to aggressively grow our revenues.

    COST-EFFECTIVE MULTICHANNEL MARKETING

    We reach a broad range of customer groups by using a variety of marketing channels, including a direct sales force, independent sales agents, multilevel marketing, customer incentive programs, advertising and the Internet. Our multichannel approach allows us to tailor our marketing to specific geographic markets and services. We believe this is an especially cost-effective means of marketing to our target customers. For example, to sell our residential long distance, calling card and prepaid services in the United Kingdom, we use a multilevel marketing program. To market our VoiceNet-TM- calling card to U.S. business travelers, we use advertisements in in-flight magazines and selected well-known U.S. newspapers and magazines. For marketing our international and domestic long distance and prepaid card services to metropolitan-area ethnic communities, we use independent sales representatives who are part of the targeted community, and we advertise in local, ethnic-oriented publications and co-sponsor ethnic events. We also intend to cross-market many of our services. For example, we recently started marketing our "1+" services to our VoiceNet customer base. We expect that our multichannel marketing approach will facilitate our continued rapid growth while reducing the risks associated with dependence on a limited number of distribution channels.

    EXPERIENCED MANAGEMENT TEAM WITH SIGNIFICANT OWNERSHIP

    We believe we have an experienced and motivated management team that is well-suited to continue leading the growth of our company. Our management team includes a broad base of seasoned professionals from the domestic and international telecommunications sector with expertise in management, multinational sales and marketing, network operations and engineering, finance and regulatory issues. Furthermore, in each of our geographic markets, we employ local staffs in management, operations, sales and marketing and customer service. These staffs are familiar with local technical issues, market dynamics, customer preferences and cultural norms. On a fully diluted basis, our senior management and other employees currently own approximately 59% of Destia and following the offering will own approximately 48%.

    COMMITMENT TO SUPERIOR CUSTOMER SERVICE

    We are committed to providing our customers with superior customer service and believe we have developed the infrastructure to deliver high levels of customer satisfaction. For example, in all of our markets, we provide customers with local customer service and billing support and, in the United States and the United Kingdom, we provide this support 24 hours a day. In addition, for our ethnic customers, we provide customer service in their native language. As of December 31, 1998, we had 242 full-time equivalent customer service representatives company-wide. We have also developed our own proprietary software systems to better serve our customers. For example, in each of our network countries, our monthly bills are in the customer's native language and local currency (and we have the ability to bill in euros). We also provide detailed billing information for commercial customers that includes itemized breakdowns of usage by telephone number or by account code and department. We believe that our customer support infrastructure, together with our customer-oriented philosophy, differentiates us from many of our competitors.

    SOPHISTICATED OPERATIONAL CONTROL SYSTEMS

    We have internally developed sophisticated software and intranet systems that enable us to better manage our business and appropriately price our services in each of our markets on a real-time basis. For example, we have developed an interface with our network switches that allows us to compile network information on a real-time basis, including the number of minutes being routed through our switch (and corresponding revenue), points of origination and termination, sources of traffic (by area code, city and carrier) and other traffic information. We use this information every day in connection with "least cost" routing, pricing, cost and margin analysis, identifying market opportunities and developing our sales and marketing and network expansion strategies. We believe these analytical tools allow us to quickly identify new market growth and cost saving opportunities as well as control our business in an environment of rapid growth.

COMPANY STRATEGY

    Our objective is to become a leading facilities-based provider of telecommunications services in the largest metropolitan markets in Europe and North America that generate significant domestic and international traffic. The key elements of our growth strategy are as follows:

    FOCUS ON HIGH MARGIN RETAIL BUSINESS

    Since our inception, the primary focus of our business has been to provide services to retail customers. We believe that the advantages of focusing on retail, instead of wholesale, customers include:

    - higher margins;

    - higher barriers to entry because of the significant investments required to develop sales, marketing and customer support;

    - more opportunities to bundle value-added services;

    - more opportunities to build brand loyalty; and

    - reduced credit and cancellation risk (compared to wholesale customers who buy transmission services almost entirely based on price).

    We believe that our retail focused strategy has been highly successful to date and has allowed us to build strong gross margins. For 1996, 1997, 1998 and the fourth quarter of 1998, our gross margins were 21.6%, 23.2%, 27.5% and 29.0%, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Cost of Services" and "--Depreciation and Amortization" for a description of how gross margins are calculated. In addition, we have also achieved strong growth, particularly in the largely deregulated U.S. and U.K. telecommunications markets. For example, our U.K. revenues have increased from $15.5 million for 1996 to $56.0 million for 1998, and our U.K. customer accounts have increased from approximately 1,000 at the end of 1996 to approximately 107,000 at the end of 1998. We believe we can continue to replicate this strategic focus and further improve our revenue growth and gross margin performance as we expand our retail presence in our European and North American markets.

    LEVERAGE OUR EXISTING NETWORK AND CUSTOMER SUPPORT INFRASTRUCTURE

    We believe that our switching infrastructure and our sales and marketing and customer support infrastructure in our European and North American markets will enable us to expand our retail customer base in these markets. We will seek to add to our customer base by increasing the size of our direct sales force, targeting additional ethnic markets, expanding our global carrier services group, introducing multilevel marketing in additional markets, increasing advertising, co-branding our services, participating in affinity programs and cross-marketing our services. Because our existing infrastructure was designed with the retail customer in mind, we believe that we can add customers rapidly without sacrificing transmission quality or our established level of customer service.

    In addition to expanding our customer base, we will also seek to increase our utilization of the Destia Network and thereby reduce our per minute costs and increase our gross margins. In general, the incremental cost to us of carrying calls on the Destia Network is much less than the incremental cost of carrying calls over other carriers' networks. This is because the cost of our IRUs and certain leased lines is fixed, regardless of how many calls we carry. On the other hand, when we transmit calls over another carrier's network, we pay a per minute charge. As a result, by increasing our amount of "on-net" traffic, we can reduce our per minute costs. In addition, we also can better control call quality. We intend to increase the utilization of our network by (1) migrating a greater percentage of our overall traffic on to the Destia Network, (2) increasing those sales and marketing initiatives that promote customer usage of services that are provided in a Destia Network city, such as "1+" and "1xxx" services (or in Germany "01099" prior to dialing "0+"), and (3) targeting carrier and other wholesale customers so we can generate revenues from otherwise unused portions of the Destia Network.

    ENHANCE THE DESTIA NETWORK AND OPPORTUNISTICALLY ENTER NEW MARKETS

    As we continue to complete the build-out of our network, we intend to do so in a cost-effective manner that provides us with the flexibility to introduce new services, employ new technologies and reach new customers. For example, in the United States our recent agreement with Frontier provides us with fiber optic transmission capacity connecting 43 U.S. markets. In addition, the Frontier arrangement gives us favorable origination and termination rates throughout the continental United States. We also intend to continue to explore opportunities to extend our network into additional markets which complement our existing regional presences, or otherwise offer significant growth opportunities for our company. For example, during 1999, we intend to install POPs and begin marketing our services in selected cities in Ireland and Italy, to begin marketing our services in Austria and The Netherlands and to expand our service offerings in Greece.

    EXPAND OUR IP TELEPHONY CAPABILITIES

    We are currently deploying an Internet protocol ("IP") network overlay on selected transatlantic and European routes. This network overlay enables us to carry voice and data traffic using IP technology over portions of the Destia Network. During 1999, we plan to expand our IP network overlay and explore new IP-based service offerings for Destia customers. We will be able to offer customers direct access to our network for both voice and data services using cost-effective, off-the-shelf equipment located at the customer's premises. In addition, this overlay will allow us to more efficiently use transmission capacity. However, we have very limited experience with IP technology and many of our competitors are making substantial IP investments. There can be no assurance that we will be successful with IP technology.

    PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES

    To date, a substantial majority of our growth has been internally generated. While we will continue to focus on internal growth, we also intend to pursue selected acquisitions and strategic alliances and we continuously engage in discussions with potential acquisition candidates. We are not currently engaged in negotiations regarding any material acquisitions. In particular, we will seek to acquire or align ourselves with complementary companies that (1) offer attractive opportunities in new geographic markets (with an emphasis on continental Europe), (2) have an established customer base or (3) have innovative telecommunications services or technologies (such as data transmission and wireless or Internet services). We believe that our geographic reach and management expertise create access to acquisition opportunities.

PRODUCTS AND SERVICES

    We provide our customers with a variety of retail telecommunications services, including international and domestic long distance, calling card and prepaid services. Our retail customer base is diverse and includes residential customers, commercial customers and ethnic groups. In addition, we also provide wholesale transmission services to carriers and other wholesale customers. Our services are discussed below.

    RETAIL SERVICES

    The following table summarizes our principal retail services in our principal geographic markets.

                                                                       RETAIL SERVICES
                                     ------------------------------------------------------------------------------------
                                       INTERNATIONAL LONG        DOMESTIC LONG       CALLING CARD           PREPAID
                                            DISTANCE               DISTANCE            SERVICES            SERVICES
                                     -----------------------  -------------------  -----------------  -------------------
Continental Europe
  Belgium..........................                 X                      X                   X                   X
  France...........................                 X                  X                       X                   X
  Germany..........................                 X                      X                   X                   X
  Switzerland......................                 X                      X                   X                   X
United Kingdom.....................                 X                      X                   X                   X
North America
  United States....................                 X                      X                   X                   X
  Canada...........................                 X                      X                   X                   X


                                        E-COMMERCE
                                       AND INTERNET
                                         SERVICES
                                     -----------------
Continental Europe
  Belgium..........................         --
  France...........................         --
  Germany..........................         --
  Switzerland......................              X
United Kingdom.....................              X
North America
  United States....................              X
  Canada...........................         --

    INTERNATIONAL AND DOMESTIC LONG DISTANCE SERVICE. International and domestic long distance service is service that is accessed from a customer's billing location (I.E., their home or office) using "1xxx" access in the United Kingdom, France and Belgium or "1+" access in the United States and Canada. In France and Switzerland, long distance service is accessed by using either "1+" or "1xxxx" access. In Germany, long distance service is accessed by using "01099" prior to dialing "0+". Our international and domestic long distance service generally enables customers to call to any destination.

    CALLING CARD SERVICES. Our calling card services are sold in all of our principal markets and can be used in over 50 countries. In the United States, we principally market our calling cards under the VoiceNet-TM- brand name.

    In continental Europe, we believe that a substantial portion of our calling card customers use this service from their home or office as an alternative to the PTT for international calls. In contrast, in the United Kingdom and the United States, our calling cards are sold to customers primarily for convenience when traveling. As we complete interconnection in continental Europe and are able to provide both international and domestic long distance service to our customers on a cost-efficient basis, we intend to migrate our home- and office-based calling card customers to our international and domestic long distance service. Our calling card service will then be offered in continental Europe as a premium travel service.

    In Europe and North America, our calling card service is accessed by dialing a national toll free number or a local access number. Calling card customers can access our services from outside their home country by dialing an international toll free number, a national toll free number or a local access number, depending on the country from which the customer is calling. We can offer customers competitive domestic and international long distance rates for calls from places where customers can use national toll-free and local access numbers. For calls from places where customers can only use international toll-free numbers, we can offer customers competitive rates only on international long distance calls.

    We also intend to introduce an enhanced service, using our calling card platform, which will allow a user's calls to "follow" him or her from the home, to the office, to the mobile phone, while also enabling the user to screen calls. This service is currently being developed for us by an outside firm specializing in enhanced services. We expect to have this service ready for our customers by the third quarter of 1999.

    PREPAID SERVICES. Our prepaid card service is a prepaid version of our calling card, with similar features and the same manner of use as our calling card. Our prepaid cards generally can be used from the United Kingdom, the United States, Belgium, Canada, Germany, France, Israel, Greece, The Netherlands and Switzerland. We also sell prepaid cards that can be used only from the country in which they are sold.

    In 1998, we introduced our Telco Prepaid-TM- service to residential customers in the United Kingdom. Telco Prepaid allows customers to access our services from their homes on a prepaid basis utilizing "1xxx" and toll-free access. When the customer makes a domestic or international long distance call, our switch automatically recognizes the customer's telephone number and deducts the cost of the call from the customer's prepaid account balance. Telco Prepaid customers are able to replenish their balances by purchasing vouchers or by phone with a credit card. Customers also can access their account balance by phone using voice prompts.

    E-COMMERCE SERVICES. As part of our strategy, we seek to introduce services that capitalize on the growing popularity of the Internet for everyday commercial transactions. During the fourth quarter of 1998, we introduced Presto! Card-TM- in the United States. During March 1999, we introduced presto phone-TM- in the United Kingdom. Presto! Card and presto phone are our first e-commerce services and the first services offered through what we intend to develop as an Internet-based portal for telecommunications services. Presto! Card and presto phone allow users to establish a virtual prepaid account that is purchased and recharged exclusively over the Internet at www.prestocard.com and www.prestophone.com, respectively. These services enable users to make international and domestic long distance calls at competitive rates and to view their call records on a real-time basis. We believe that Presto! Card and presto phone are currently the only prepaid services that can be purchased and recharged instantly over the Internet. We intend to offer these services in Canada and our continental European markets and to develop additional e-commerce services that take advantage of the growing use of the Internet.

    We believe that e-commerce services offer us significant opportunities for growth. In particular, we believe these services will appeal to a highly desirable segment of the population that is technologically proficient, makes a significant number of long distance calls and represents a broad geographic base. In addition, e-commerce services offer a number of other advantages. Presto! Card and presto phone, like our other prepaid cards, do not require any billing support and do not expose us to any credit risk. Also, e-commerce services have lower associated sales and marketing and customer service costs. We believe that e-commerce may, over time, become an important distribution channel for certain other services.

    INTERNET SERVICES. In February 1999 we began offering Internet access to retail customers in Switzerland, and we expect to offer Internet access to retail customers in Belgium by the end of the third quarter of 1999. We believe offering Internet access will increase usage of our services, provide us with additional revenue and further enhance our ability to attract and retain customers. We intend to offer Internet access during 1999 in selected additional European countries in which we have interconnection, such as the United Kingdom and Germany. The legal regime concerning Internet access services in Europe is under development. This also is a new service that we have not provided before which may present implementation risks.

    OTHER RETAIL SERVICES. We also provide the other retail services described below. These services currently represent a relatively small portion of our revenues. We expect most of these services to continue as ancillary service offerings.

    - DEDICATED ACCESS SERVICE. Customers using this service lease a transmission line that connects the customer's business directly to one of our switches or POPs. This service is marketed to high-volume customers in the United States and can be used for voice, data, video and the Internet. We intend to increase our sales and marketing efforts for this service.

    - TOLL-FREE SERVICE. We provide domestic toll-free service (I.E., "800", "888" or "877" service) to customers in the United States, the United Kingdom, Belgium, Germany and Switzerland. We also provide international toll-free services ("ITFS") for our customers in Europe.

    - DIRECTORY ASSISTANCE. In the United States, we provide nationwide directory assistance service for our long distance customers 24 hours a day.

    - LONG DISTANCE WIRELESS SERVICE. We offer domestic and international long distance services to cellular telephone users in the New York metropolitan area. Users access this service by dialing a local access number or, in the case of Bell Atlantic Mobile customers in certain area codes, by selecting Destia as their long distance provider. We intend to market domestic and international long distance services to cellular telephone users in selected metropolitan U.S. markets.

    WHOLESALE SERVICES

    CARRIER SERVICES. In the United Kingdom, Belgium, France, Germany and the United States, we sell wholesale transmission capacity to carrier customers who use the transmission capacity to service their end-user customers. Carrier customers generally are extremely price sensitive, generate very low margins and frequently move their traffic from carrier to carrier based solely on small price changes in termination costs to particular destinations. Larger carrier customers sometimes change providers on a daily basis. Furthermore, smaller carrier customers are generally perceived in the telecommunications industry as presenting a higher risk of payment delinquency or nonpayment than other customers. In the deregulating markets in Europe, these risks are particularly acute.

    When we sell transmission capacity to carrier customers where all or a portion of the traffic is transmitted on our IRUs or fixed-cost leased lines that have unused capacity, we can generate additional revenues without incurring significant marginal costs. When we sell carrier customers transmission capacity which we purchase from third-party vendors, providing these services allows us to increase the amount of transmission capacity that we purchase overall. As a result, we are able to obtain even greater volume discounts on our purchases of transmission capacity from these third-party vendors and therefore generate higher margins and/or offer better pricing on our retail services.

    During 1997 and 1998, sales of transmission capacity to carrier customers ranged from 9% to 30% of our consolidated revenues on a quarterly basis, comprising 9% of our consolidated revenues for the fourth quarter of 1998. During 1999, we intend to increase our carrier revenues, although our business will continue to be predominantly focused on retail sales. In order to increase our carrier revenues, we have increased our carrier services group to 12 people, located in the United States, the United Kingdom and Germany, who are responsible for sales to carriers in each of the cities the Destia Network serves. In addition to increasing carrier revenues, we also seek to diversify our carrier customer base to include more higher margin continental European traffic. See "Risk Factors--Importance of Carrier and Other Wholesale Customers."

    OTHER WHOLESALE SERVICES. We sell transmission capacity to third parties that offer their own branded products and services such as private label calling cards. We believe that many of these customers buy transmission from us not only for our prices, but also for access to our software platform, which, among other things, allows them to utilize our software technology to process calls made with calling cards and prepaid cards and perform specialized billing functions. In addition, we also sell transmission capacity to resellers who in turn sell our long distance services to their customers. In 1999, we intend to grow the reselling portion of our business, since this channel typically has higher margins than wholesale carrier sales. See "Risk Factors--Importance of Carrier and Other Wholesale Customers."

THE DESTIA NETWORK

    As of December 31, 1998, the Destia Network was comprised of:

    - 14 operational carrier-grade Northern Telecom switches with seven in North America and seven in Europe;

    - ten POPs in North America and seven POPs in Europe, in addition to our switch locations;

    - over 100 interconnections to LEC tandems and LEC end-offices in the United States, which provide us with direct interconnections to LECs;

    - 20 points of interconnection to PTTs in the United Kingdom and continental Europe;

    - a U.S. fiber optic transmission network backbone that we currently lease from Qwest;

    - a U.S. fiber optic transmission network that will consist of IRUs covering more than 27 million DS-0 miles of fiber optic cable connecting 43 U.S. markets. This transmission network will be leased from Frontier on a long-term basis and will replace our existing Qwest network. In addition, the Frontier arrangement gives us attractive origination and termination rates in the continental United States;

    - a transcontinental transmission network consisting of IRUs and other ownership interests, including rights on the AC-1, PTAT, TAT 12/13 and CANTAT-3 transatlantic cables;

    - leased capacity and IRUs in Europe and leased capacity in Canada;

    - 32 network-based servers located in nine cities in continental Europe, the United Kingdom and North America controlled by a centralized enhanced services platform; and

    - an Internet protocol network overlay that permits point-to-point transmission using packet-switched voice and data transmission technology. This network overlay is currently deployed between certain of our European switches and between those switches and our switch in New York.

    See the inside cover of this prospectus for a graphic depiction of the Destia Network. We intend to continue to make significant investments in network infrastructure, particularly investments that will provide us with long-term access to high-bandwidth capacity in European markets where we are seeking to expand our customer base. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    NETWORK ECONOMICS

    The major components of our costs include the cost of origination, transmission and termination. To the extent we can manage these costs appropriately we believe that we can significantly improve our gross margins.

    ORIGINATION AND TERMINATION. In general, we pay a per minute fee to originate and terminate calls. In the United States, we can reduce these costs by having direct interconnection to LECs through LEC tandems and end-offices, which allows us to carry a larger portion of each call on our network. In Europe, we can reduce these costs through implementing direct interconnection with the local PTTs. In addition, by having these interconnections, we are able to provide network access through abbreviated dialing and to originate calls on our network in a greater number of cities. Direct interconnection also provides better transmission quality and greater reliability. However, there are often delays in executing and implementing interconnection. See "Risk Factors--Competition" and "--Regulation."

    TRANSMISSION CAPACITY. At present, our transmission capacity consists primarily of:

    - IRUs, which are long-term capital leases of fiber optic cable for periods typically of up to 20 or 25 years (which is usually the entire useful life of the transmission facility);

    - leased lines, which as the term is generally used in the telecommunications industry, represent transmission capacity leased for a shorter duration under an operating lease. Our leased lines generally are leased for 12 to 36 months; and

    - switched minutes, which are purchased from carriers on a per minute basis. Switched minutes are used principally to carry traffic to destinations not covered by the Destia Network. These purchases are made on an as-needed basis and do not involve significant minimum purchase requirements.

    In order to effectively manage our transmission costs, we utilize a mix of IRUs, leased lines and switched minutes. We typically seek to acquire IRUs that connect network cities which have significant calling traffic between them. However, in regions where transmission capacity costs have been rapidly declining, such as in continental Europe, we have instead utilized leased lines and intend to obtain IRUs when we believe prices for IRUs have sufficiently declined. Leased lines also permit us to operate on a fixed-cost basis for certain routes where we have experienced increased traffic, but do not require a significant investment of infrastructure, human resources or technology and have a shorter duration than IRUs. Because the cost of IRUs and leased lines involve an initial capital outlay or a fixed monthly payment, transmitting an increased portion of calls over these IRUs and leased lines reduces our incremental transmission costs and thereby enables us to offer services on a competitive basis and/or increase our gross margins. Once we have generated enough traffic to cover the costs of IRUs and leased lines, there is no significant marginal cost to us for carrying additional calls over these IRUs and leased lines. In order to further increase the capacity of our IRUs, we in some cases utilize carrier grade compression or multiplexing equipment.

    As part of our expansion strategy, and as a result of increasingly attractive pricing, we intend to acquire additional IRUs, including in continental Europe. Although our IRUs are currently operated and maintained by third parties, we have the right to transmit our telecommunications traffic through the fiber. To the extent cost efficient, we may acquire additional IRUs including IRUs in "dark fiber." Under certain circumstances, acquiring these types of IRUs may be more cost advantageous than acquiring IRUs in transmission capacity that is operated and maintained by third parties, although it also involves certain additional operational costs and risks and, in some countries, additional regulatory compliance requirements. See "Risk Factors--Dependence on Transmission Line Providers."

    In addition, we can further reduce our transmission costs for traffic on our network by increasing the amount of traffic routed by our switches. Because our switches are programmed to route traffic over the lowest cost network service, depending upon cost and bandwidth availability, traffic routed by our switches can be delivered on a "least cost" basis.

    OTHER. In addition to the cost of origination, transmission and termination, the other costs of our network relate primarily to switching equipment, compression equipment, our Internet protocol overlay and facility/network management and related software.

    NETWORK OPERATIONS

    NETWORK OPERATIONS CENTER. During the fourth quarter of 1998, we established a network operations center in St. Louis, Missouri, which operates on a 24-hour-a-day, 7-day-per-week basis. From this facility, we monitor our operations in the United Kingdom, continental Europe and North America. Performing these tasks from a centralized location enables us to monitor the network more effectively and on a more cost-efficient basis. In addition, we also have the capability to monitor our European network from our network operations center in London.

    During 1998, we began rolling out our St. Louis network operations center and developing and enhancing our network control systems. We expect to invest a total of approximately $3.0 million for the build-out of the network operations center. Among the most significant of the improvements we are undertaking is the installation of digital cross-connect systems ("DACs") equipment at each of our switch locations, which will enable us to monitor, test and re-configure network facilities from a central location to maintain transmission quality on our network.

    INTEGRATED INFORMATION SYSTEMS. The development and integration of the information systems that interface with the Destia Network are performed at our College Station, Texas, and Brooklyn, New York, facilities. One of the principal development projects during 1998 was the development of a proprietary integrated customer service database and billing system, called Service One-TM-, which is currently in use for all of our U.S. services. Service One will afford greater flexibility as we increase service offerings and will accommodate greater customer volume. In addition, we recently implemented an interactive voice response system that will permit customers to obtain up-to-date information concerning their account and their most recent invoice by telephone.

    During 1998, we spent approximately $2.3 million to enhance current, and develop new, network information systems. We expect to invest approximately $2.4 million for these purposes during 1999. While we believe that our current information systems are adequate for our near term growth, additional investment will be required as we expand our operations. See "Risk Factors--Dependence on Effective Information Systems."

    SOPHISTICATED OPERATIONAL CONTROL SYSTEMS. Our systems development group has internally developed sophisticated proprietary software and intranet systems to better manage our business and appropriately price our services in each of our markets on a real-time basis. For example, we have developed an interface with our network switches that allows us to compile network information on a real-time basis, including the number of minutes being routed through our switch (and corresponding revenue), points of origination and termination, sources of traffic (by area code, city and carrier) and other traffic information. We use this information every day in connection with "least cost" routing, pricing, cost and margin analysis, identifying market opportunities and developing of our sales and marketing and network expansion strategies, among other things. We believe that these analytical tools allow our management team to quickly identify new market growth and cost saving opportunities as well as control our business in an environment of rapid growth. We believe that we are one of the few competitive telecommunications companies that have these types of analytical tools and to have integrated them into our daily operations.

    EUROPEAN NETWORK

    We have seven switches and seven POPs in continental Europe and the United Kingdom. The location of our European switches and the date of completed interconnection of each are as follows:

                                               DATE OF          DATE OF
CITY                                          OPERATION     INTERCONNECTION
-----------------------------------------  ---------------  ---------------
Brussels, Belgium........................          1Q97             4Q98
Paris, France............................          1Q97             2Q99
London, United Kingdom...................          2Q97             2Q97
Frankfurt, Germany.......................          3Q98             4Q98
Zurich, Switzerland......................          3Q98             4Q98
Amsterdam, The Netherlands...............          4Q98             3Q99E
Berlin, Germany..........................          4Q98             4Q98

    We also own IRUs on the PTAT-1, CANTAT-3, TAT 12/13 and AC-1 transatlantic cables. As part of our expansion strategy, we intend to acquire additional IRUs, including in continental Europe. See "--Network Economics--Transmission Capacity."

    The Destia Network's European hub is located in London. A large portion of our transatlantic calls between continental Europe and the United States are routed through London because it is the most cost-effective routing due to the low per minute marginal costs associated with our transatlantic IRUs. We also route a substantial portion of our international intra-European calls (E.G., Berlin to Paris) through our London hub to take advantage of favorable transmission rates to and from London. These rates are often lower than the costs of transmitting the call by a more direct "off-net" route where the Destia Network does not have a transmission line between the originating and terminating switch.

    As a result of deregulation and geography, Frankfurt is emerging as a popular European hub for telecommunications carriers, especially for calls to and from Eastern Europe. We believe that we are well positioned to take advantage of these market developments due to our Frankfurt switch and intend to market our carrier services to carriers that route calls through Frankfurt.

    In addition to adding new switches in continental Europe during 1998, we further enhanced the Destia Network in continental Europe by entering into and implementing direct interconnection agreements with the PTTs in Belgium, Germany and Switzerland. We are currently in the final stage of testing our interconnection with the PTT in France, and we expect to implement interconnection with the PTT in The Netherlands during the third quarter of 1999. These agreements add to the interconnection that we have had in place with British Telecom in the United Kingdom since the second quarter of 1997. Our interconnection arrangements provide us with a direct connection to the PSTN. By having a direct connection to the PSTN, we are able to offer domestic long distance service, provide network access through abbreviated dialing and originate and terminate calls in a greater number of cities and at a substantially reduced cost.

    In addition, in 1999, we intend to upgrade our POPs in Hamburg, Germany and Vienna, Austria to switches and install POPs in Dublin, Ireland and Milan, Italy.

    NORTH AMERICAN NETWORK

    We have seven switches and ten POPs in the United States and Canada. Our North American switches, which are all interconnected and operational, are located in the following cities:

                                                                   DATE OF
CITY                                                              OPERATION
---------------------------------------------------------------  -----------
New York.......................................................        3Q93
Los Angeles....................................................        1Q98
Miami..........................................................        3Q98
Washington, D.C................................................        3Q98
Toronto........................................................        3Q98
Chicago........................................................        4Q98
Dallas.........................................................        4Q98

    U.S. NETWORK EXPANSION. In 1998, we substantially expanded our U.S. network infrastructure by adding switches in Chicago, Dallas, Los Angeles, Miami and Washington, D.C. We also added a number of POPs connecting various cities to our network. All of the foregoing reduce our transmission costs.

    During 1999, we intend to upgrade our POP in Atlanta, Georgia to a switch. In addition, during 1999, we intend to add additional connections to LEC tandem switches and LEC end-offices.

    We currently obtain most of our U.S. fiber optic transmission capacity from Qwest. Because of the substantial increase in our domestic traffic and our desire to provide services in more U.S. markets, we recently acquired a 20-year IRU from Frontier to use portions of its U.S. fiber optic network. This network will consist of more than 27 million DS-0 miles of fiber optic cable connecting 43 markets and will replace our Qwest network. In addition, the Frontier arrangement also gives us favorable origination and termination rates in the continental United States. This will provide us with the cost benefits of having additional network access and drop-off points in areas where we have not invested in our own switches or POPs. We believe that the extensive reach of the Destia Network in the United States following the addition of transmission capacity from Frontier will provide us with a significant cost advantage over many of our competitors, although relying primarily on one network provider for U.S. transmission capacity also results in additional risks. See "Risk Factors--Dependence on Transmission Line Providers."

    Frontier is in the process of building the fiber optic network that we will use, and we expect this network to be completed and substantially operational by the end of 1999. We expect to begin using a portion of Frontier's network by July 1999.

    GATEWAY SWITCH UPGRADES. Gateway switches permit us to convert international protocols to U.S-based protocols. This ability to convert protocols enables us to terminate inbound international traffic in the United States for overseas carriers and to carry outbound international traffic closer to its destination and at a lower cost before handing it off to another carrier (such as the PTT) in the terminating country. We currently have gateway switches in New York and London. During 1999 and early 2000, we intend to upgrade our switches in Miami and Los Angeles to have international gateway capabilities, which will allow them to interface directly with protocols used by non-U.S. carriers. The Miami gateway switch will interface primarily with carriers from Latin America and the Caribbean and the Los Angeles gateway switch will interface primarily with carriers from Asia.

    CANADIAN EXPANSION. During the third quarter of 1998, we expanded the Destia Network to Canada by installing a switch in Toronto. We plan to install a POP in Montreal by the fourth quarter of 1999. This switch and POP will enable us to originate calls in two of the largest long distance markets in Canada.

    NETWORK ACCESS AND CALL ROUTING

    NETWORK ACCESS. The Destia Network can be accessed through a variety of methods, depending upon the service and the location from which the customer is calling. These methods are as follows:

    - "1+" ACCESS. "1+" access, also known as preselection or equal access, enables a long distance customer to access the Destia Network from the customer's premises by dialing "1" and then the number that the customer is calling. "1+" access is currently available to our customers in the United States, Canada, Germany and Switzerland where the Destia Network has a switch or POP. Using this access method, a customer does not need to dial a special prefix access code because the customer has preselected our company as its long distance carrier and the LEC's or PTT's switching system already is programmed to direct long distance calls from the customer's telephone to the nearest Destia Network switch.

    - "1XXX" ACCESS. "1xxx" access, or prefix dialing, enables a long distance customer in our European countries (as well as the United States) to access the Destia Network from the customer's premises by dialing "1" and a code number and then the number the customer is calling.

    - LOCAL DIAL-UP ACCESS. In continental European cities where we have installed a switch or POP, customers can access our international and domestic long distance service and, in some cases, prepaid card service, by dialing a local telephone number. Local dial-up access reduces our transmission costs for these calls because it shifts the cost of accessing our switch to the customer. The reduction in transmission costs enables us to increase our margins and/or reduce our retail prices on these calls, as well as to provide competitively priced intra-European long distance service.

    - INTERNATIONAL TOLL-FREE ACCESS. This access method allows customers to access our card-based services in selected continental European markets by dialing an international toll-free number. This access method is predominantly used by business travelers.

    - NATIONAL TOLL-FREE ACCESS. Customers who access our services in this manner do so by dialing a national toll-free number. This access method is available to customers who use our calling card and prepaid card services in the United States, the United Kingdom and Germany.

    - DEDICATED ACCESS. Carrier customers and high volume end-users can be connected to our switch by a dedicated leased line. The advantages to the customer of dedicated access are simplified dialing, faster call setup times and lower access costs if a sufficient volume of calls is transmitted over the leased line. This service can be used for voice, data, video and the Internet over a single leased line.

    CALL ROUTING. Calls are routed to their destination through one or more of our switches. If the call originates in a network city with a switch, the caller generally will dial into the network over local lines. These calls will then be routed by the local service provider (a LEC in the U.S. and typically a PTT in Europe) to our switch. A call originating in a city with a POP, which acts solely as a collection point for calls, generally will be originated using one of the foregoing access methods and will be sent to the POP. The call will then be transmitted from the POP to one of our switches on an owned or leased line comprising part of the Destia Network. If the call originates in a city where we do not have a switch or POP, the caller generally dials into the network using national or international toll-free access, which is substantially less cost-efficient for us than "1xxx," "1+" or local dial-up access. From our switch, "least cost" routing techniques are used to determine whether the call should be transferred directly to the PSTN or routed to another one of our switches over an owned or leased line and then transferred to the PSTN for termination. See "--Network Hardware and Software--Least Cost Routing."

    NETWORK HARDWARE AND SOFTWARE

    CARRIER GRADE SWITCHES AND TECHNOLOGY. We use Northern Telecom carrier grade switches throughout the Destia Network. The principal benefits of carrier grade switches are their ability to (1) handle large, simultaneous call volumes,
(2) provide better quality service to customers, and (3) seamlessly interconnect with local operators. Each of these benefits is discussed below:

    - CALL CAPACITY. Carrier grade switches generally have more port capacity than smaller switches, which enables them to route a greater number of simultaneous calls.

    - BETTER QUALITY SERVICE. Carrier grade switches provide higher transmission quality, faster call setup times and better call completion rates than smaller, less powerful switches. Our carrier grade switches also have call completion capabilities that reduce the time needed to connect calls and allow for more efficient use of transmission capacity.

    - DIRECT INTERCONNECTION WITH PTT AND LEC NETWORKS. Carrier grade switches enable our network to interconnect directly with the networks of PTTs and LECs, subject to applicable regulatory requirements and an interconnection arrangement being in place. The benefits of direct interconnection generally include better quality service, lower costs, improved reliability and the ability to rapidly increase call-handling capacity.

    We believe that by utilizing the equipment of a single principal supplier we are able to minimize the difficulties associated with integrating equipment from various sources and with differing specifications. In addition, it also enables us to develop a single proprietary software to compile our network information since we do not need to accommodate switches of different manufacturers. However, using equipment principally from one supplier does entail certain risks. See "Risk Factors--Dependence on Our Principal Equipment Supplier."

    SS7 TECHNOLOGY. Signaling System 7 technology (also known as "SS7"), which is used primarily in the United States, performs two significant functions within the Destia Network. SS7 facilitates faster call setup by sending messages that precede the call and obtain information about its destination, such as whether the destination number is available or engaged in a call. Second, SS7 is able to look up destination numbers, such as toll-free "800" numbers, in a central database. This allows the Destia Network to use intelligent call routing.

    We are currently migrating from SS7 services provided by third parties on a per switch basis to using our own SS7 equipment throughout our U.S. network. We will then use one centralized provider to enable us to make SS7 connections with LEC offices nationwide. This will provide us with greater flexibility and will enable us to control equipment usage, maintain network integrity and reduce costs.

    Our SS7 technology will be supported from the St. Louis network operations center. This will provide real time information on network usage and integrity while allowing for instantaneous call tracing, monitoring, and fraud detection.

    LEAST COST ROUTING. Through a combination of hardware and software, our network enables us to perform "least cost" routing analysis, which enables us to transmit a call over the most cost-efficient route during that time of day. Prices for various destinations fluctuate on a daily basis. Our least cost routing software enables us to continually revise our routing tables, including accounting for fluctuations in currency exchange rates, as the cost of certain routes change. We have a dedicated group that is responsible for monitoring the routing of calls and seeking to minimize our transmission costs.

    DIGITAL CROSS-CONNECT CAPABILITY. We are in the process of installing DACs hardware and software at each of our switches and major POPs. DACs will enable us to monitor, test and re-configure network facilities from a central location to maintain transmission quality on our network.

    INTERNET PROTOCOL OVERLAY. Currently, voice calls are carried by keeping a circuit open between two (or more) parties. This is inefficient because it uses transmission capacity even when the parties are silent. Our carrier grade switches are capable of interfacing with TCP/IP, an Internet protocol software, and the related hardware. TCP/IP technology would enable us to provide simultaneous voice and data transmission over a single line, since the technology compartmentalizes voice, data and/or video into digital pieces of information (I.E., into "packets") before they are transmitted. The packets can be sent separately over one or more lines and are then reassembled at the destination switch prior to being converted into their original format. This is a much more efficient use of transmission capacity than keeping a circuit open. Packet-based transmission would enable us to transmit data and video using less transmission capacity, thus increasing the amount of information we can transmit over a given line and our network overall.

    We have installed TCP/IP hardware and software manufactured by third parties on selected transatlantic and European routes, which enable us to carry traffic using Internet protocol technology over a portion of the Destia Network. We are currently exploring various potential service applications. For example, packet-based transmission would allow us to offer integrated voice, fax and video services as well as Internet access over an ordinary telephone line. However, we have very limited experience with IP technology and many of our competitors are making substantial IP investments. There can be no assurance that we will be successful with IP technology.

    OPERATING AGREEMENTS; TRANSIT AGREEMENTS

    Through our affiliates, we have entered into operating, termination and/or transit agreements with a number of overseas PTTs and competitive carriers, including carriers in Denmark, Greece, Ireland, Israel, Italy, Poland, Romania, Russia, Slovenia, Sweden and the Ukraine. As part of our strategy, and as market and regulatory conditions warrant, we intend to enter into more of these agreements with additional overseas carriers.

    Operating and termination agreements provide us with more favorable termination rates in the home country of the other carrier who is a party to the agreement. We can directly interconnect with the local carrier who then locally terminates all calls. These agreements also afford us more control over the quality of the terminating segment of our international calls. In addition, operating agreements also increase our overall gross margins because our correspondent carriers are required to send us a specified portion of their traffic that is bound for markets covered by the Destia Network. We note, however, that the FCC recently approved rules that, when effective, will remove these requirements for arrangements with foreign carriers lacking market power (I.E., possessing less than 50% market share in the relevant destination market) and for arrangements with all carriers on liberalized routes (I.E., those routes where the settlement rate to terminate U.S. calls is at least 25% below the FCC's benchmark rate for that country). See Risk Factors--Increasing Pricing Pressures--Collapse of the International Settlement Regime" and "Business--Regulation--United States." We can charge "settlement rates" for this traffic that substantially exceed our termination costs. We note, however, that the international settlement regime is collapsing. See "Risk Factors--Increasing Price Pressure--Collapse of the International Settlement Regime." Alternatively, the additional gross margins on this return traffic enable us to price our calls to a given country more competitively while still maintaining an acceptable average gross margin on all calls both to and from that country. Similarly, transit agreements are advantageous to us because they provide us with more favorable transit rates to third countries. Such agreements and switched hubbing arrangements may allow us to pay less than the full settlement rate we would otherwise have to pay if we had a direct operating agreement with the terminating PTT. See "--Regulation" for additional information concerning these types of agreements.

SALES AND MARKETING

    We reach a broad range of customer groups through a variety of marketing channels, including a direct sales force, independent sales agents, multilevel marketing, customer incentive programs, advertising and the Internet. As part of our multichannel marketing approach, we tailor our marketing to our specific geographic markets and services. We believe this is an especially cost-effective means of marketing to our target customers. In addition, we expect that our multichannel marketing approach will facilitate our continued rapid growth while reducing the risks associated with dependence on a limited number of distribution channels.

    We market our services at the local level through both independent sales agents and an internal sales force, depending upon the particular geographic market, customer group and service. Our independent sales representatives, who generally are retained on a commission-only basis, concentrate primarily on residential sales and sales to commercial accounts. Our internal sales force concentrates primarily on sales to commercial accounts, wholesale customers and other carriers. This internal sales force includes a recently expanded carrier services group of 12 people located in the United States, the United Kingdom and Germany who are responsible for sales to carriers in each of the Destia Network cities. Our local internal sales forces also typically advertise locally and provide support for our independent sales representatives.

    We recently changed our name to "Destia Communications, Inc." and also developed a new company logo. We believe that our new name and logo better emphasize our focus on providing innovative services. We also believe that by establishing a widely recognized brand, we can increase brand awareness among our target customers and facilitate cross-marketing of additional services to our existing customers. After completing the transition to the Destia name, which will occur after the offering, nearly all of our primary services in all our geographic markets will be either branded or co-branded with the Destia name and logo.

    CONTINENTAL EUROPE

    Our sales and marketing strategy in most of our continental European markets has been initially to concentrate on sales of prepaid services through independent distribution channels since prepaid services operations present a limited credit risk and independent distribution does not require substantial initial investments. After gaining market acceptance and establishing our local sales and marketing infrastructure, we typically have then introduced calling card services and, once a POP or switch is installed, international long distance services. Concurrently, we also have aggressively pursued interconnection arrangements with the local PTTs, which allow us to provide national origination on a cost-effective basis. Following interconnection, we further increase our sales and marketing activities in a market in order to promote our services. As part of our initial entry into a new market, we also typically have concentrated on sales in ethnic communities since these market segments can be effectively targeted with limited resources, enabling us to rapidly generate revenues, create brand awareness and promote customer loyalty.

    While our general sales and marketing strategy in continental Europe remains consistent, we also tailor it to meet the needs of each particular market. For example, in Belgium, we have generated significant revenues by placing our prepaid cards (together with point of purchase displays) in many highly visible locations such as bookstores, newsstands, kiosks and convenience stores. In France, we concentrate on commercial accounts and employ an internal sales force for this purpose. In Germany, we have an internal sales force in Hamburg that primarily markets prepaid cards and commercial long distance services. We also began marketing our "1+" long distance services in Germany during the first quarter of 1999 through a multilevel marketing program that is similar to our U.K. program. In Switzerland, we market our services through indirect channels, supported by direct advertising in national media. We also cross-market our services in Switzerland. For example, we began providing Internet services in Switzerland in February 1999 and introduced a promotional program that offers one year of free Internet access to customers who purchase our long distance services.

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    We also adapt successful marketing approaches from certain countries to other continental European markets. For example, we intend to advertise in national magazines and newspapers in Germany, which has been effective in Switzerland. In addition, we intend to replicate the success of our multilevel marketing program in the United Kingdom in other European markets.

    We have an internal sales force based in each city in which we have a switch except Amsterdam. In each of these cities, we are expanding our internal sales forces and recruiting additional independent sales representatives.

    UNITED KINGDOM

    In the United Kingdom, we market our services nationally. We offer all of our U.K. services through Telco, our wholly-owned U.K. subsidiary.

    Our residential domestic and international long distance service and calling and prepaid cards are marketed primarily by independent sales representatives through multilevel marketing. We believe that multilevel marketing is the most cost-effective way to continue to increase our U.K. residential and card-based customer revenues since it encourages independent sales representatives to both sell services and recruit additional independent sales representatives. Sales representatives are motivated to both sell and recruit because they receive a commission based on their own sales and sales of representatives recruited by them. A substantial number of these sales representatives operate on a part-time basis, using the commissions from sales of services as a secondary source of income. During December 1998, we had approximately 4,000 independent sales representatives that received commissions. In addition, we are one of only 150 companies, and the first telecommunications company, to be accepted for full membership in the Direct Sellers Association, a nationally recognized U.K. industry trade group for multilevel marketing.

    We market domestic and international long distance services to U.K. commercial accounts and carrier services to carrier customers through a direct sales force. We have adopted this approach for these services since they are more complex and usually require a longer sales cycle. We market and distribute our presto phone virtual prepaid service, which is currently available only to our long distance customers, directly to customers over the Internet.

    We also increased our U.K. prepaid card distribution capabilities through our acquisition of a controlling interest in America First, a well-recognized prepaid card distributor, during the fourth quarter of 1998. We intend to migrate our U.K. prepaid card distribution to America First because we believe that America First is well positioned as an experienced and recognized distributor of prepaid phone cards in the London area.

    NORTH AMERICA

    UNITED STATES. Prior to 1998, we marketed our services primarily in the New York metropolitan area. During 1998, we significantly expanded our marketing efforts beyond the New York metropolitan area to include other U.S. network cities. We now have independent sales representatives in all of our network cities and have internal sales representatives in New York, Los Angeles, Miami and Washington, D.C.

    Our international and domestic residential long distance services, which are marketed primarily to ethnic communities, are sold primarily through independent sales representatives. We target ethnic communities for these services because we believe that members of these communities generate above average international calling volumes, are not as heavily targeted by other long distance providers as the general population and enable us to build brand recognition in a well-defined community. We intend to expand the use of independent sales representatives to market our residential services in the United States beyond the ethnic market.

    Our international and domestic long distance services for commercial accounts are sold primarily through our internal sales force, which targets accounts with significant calling volumes to European destinations. Many business customers also require unified or other specialized billing formats. Members

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of our sales force work with customers to address their billing needs such as providing monthly bills with breakdowns of usage by account code, area code or department.

    Our calling card services are marketed and co-branded under both the VoiceNet and EconoCard-TM- brand names. VoiceNet calling cards are marketed primarily through in-flight magazines, national magazines and newspapers and through advertising materials placed in high traffic locations, such as restaurants. We also market VoiceNet calling cards through independent sales representatives. EconoCard calling cards are marketed to ethnic groups in conjunction with our residential services.

    Prepaid cards are sold under a variety of brand names in major metropolitan areas and are primarily sold through wholesale distributors and other independent sales representatives. These distinctively branded prepaid cards can be accessed by dialing a local access number in the area in which the card was purchased, which reduces our costs and permits us to offer lower rates than most of our competitors. This is important because prepaid card customers are particularly price sensitive and frequently purchase prepaid cards based on small differences in price for calls to specific destinations.

    We currently are in the process of implementing a cross-marketing program to VoiceNet customers to offer them our "1+" long distance service in the United States. We also have expanded our marketing of new services to existing residential long distance customers by describing these services regularly in the "DESTIADVISOR" monthly insert included with each customer bill. In addition, we have entered into affinity programs with major credit card companies, such as First USA and GE Capital, to promote our VoiceNet calling cards. These affinity programs include mass mailings in customers' monthly billing statements that contain a preapproved VoiceNet calling card which, when used by the customer, is automatically billed to the customer's credit card account.

    We market and distribute our Presto! Card virtual prepaid service to customers over the Internet and through an affinity program with the New Jersey Devils professional hockey team.

    We use an internal sales force to market to carrier customers and other wholesale customers that purchase privately branded calling cards and prepaid cards. We have adopted this sales approach for these services since they are more complex and usually require a longer sales cycle.

    CANADA. In Canada, we currently market our services in Toronto and Montreal primarily to ethnic communities that generate substantial international calling volume. Marketing is being done primarily through independent sales representatives and our internal sales representatives in Canada. As we expand our customer base in Toronto and Montreal, we intend to broaden our target customer groups, introduce additional services and increase our internal sales and marketing capabilities.

    CUSTOMER SERVICE

    We are committed to providing our customers with superior customer service and believe that we have developed the infrastructure necessary to serve both our existing customer base and accommodate substantial growth with minimal additional investment. We have a 24-hour-a-day customer service department located in College Station, Texas, which, at December 31, 1998, had 157 full-time equivalent customer service representatives. In the United Kingdom, we also maintain a 24-hour-a-day customer service department that, at December 31, 1998, had 65 full-time equivalent customer service representatives located at the Telco facility in London, England. In continental Europe, each country in the Destia Network has a customer call center, which in the aggregate totalled 20 full-time equivalent customer service representatives at December 31, 1998. At all of our customer service facilities, our customer service representatives handle both service and billing inquiries. In addition, our call centers all have representatives that are multilingual.

    We also have developed our own proprietary software systems to better serve our customers. For example, in each of our network countries, our monthly bills are in the customer's native language and local currency (and we have the ability to bill in euros). We also provide detailed billing information for commercial customers that includes itemized breakdowns of usage by account code and department. In addition, we have implemented an interactive voice response system that will permit customers to obtain

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up-to-date information concerning their account and their most recent invoice.
We believe that our customer-oriented philosophy backed by the strength of our customer support infrastructure allows us to differentiate ourselves from our competitors.

COMPANY OPERATIONS

    Currently, our extensive international telecommunications network allows us to provide services in many of the largest metropolitan markets in the United States, Canada, the United Kingdom, Belgium, France, Germany and Switzerland. Our operations in each of our principal markets are briefly described below.

    CONTINENTAL EUROPE

    A significant component of our growth strategy is focused on the continued development of our business in the deregulating telecommunications markets of continental Europe. Prior to January 1, 1998, there were significant regulatory limitations on our ability to provide services in most continental European countries. Now, as a result of EU and national regulatory initiatives, we may provide a range of services in many of these countries that is comparable to the services we provide in the United States and the United Kingdom. In some cases, however, national regulatory restrictions and technology issues (such as credit card verification for e-commerce purchases) may limit our ability to do so. Subject only to these limitations, in continental Europe we intend to offer the same range of services that we offer in the United States and the United Kingdom.

    BELGIUM. Belgium was our third largest market based on revenues for 1998. Sales of prepaid cards comprised the largest portion of our Belgian revenues, followed by revenues derived from international long distance from commercial and residential customers.

    Prior to January 1, 1998, due to regulatory limitations, we only were able to provide a limited number of services in Belgium that included international service utilizing international toll-free access and local access for card-based services, but did not include domestic long distance service. Since regulatory liberalization occurred on January 1, 1998, we have expanded our services to include both domestic and international long distance service. In addition, during the fourth quarter of 1998, we completed our interconnection with Belgacom, the Belgian PTT. This interconnection provides us with a total of 10 connection points with Belgacom, including our switch in Brussels, and permits us to provide our services to customers anywhere in Belgium. This interconnection also permits us to provide network access to our customers through abbreviated dialing and enables us to originate and terminate calls in Belgium on a more cost effective basis.

    FRANCE. We have offered international long distance service to customers in Paris since the first quarter of 1997, in Marseilles and Nice since the fourth quarter of 1997 and in Lyon and Toulouse since the fourth quarter of 1998. We began offering domestic long distance services in selected markets in France in April 1999. Our revenues in France are currently predominantly generated by international long distance services. Sales of prepaid cards comprise virtually all of the other revenues. Most of our customers have CLI (calling line identity), which allows our switches to recognize the number that the customer is calling from, so that the customer can access our network without the need for a personal identification number. In addition, we provide automatic dialers free of charge to our commercial accounts. Automatic dialers eliminate the need for a customer to dial a prefix to use our services.

    Our network includes a switch in Paris and POPs in Marseilles, Toulouse, Nice and Lyon. During the fourth quarter of 1998, we entered into an interconnection agreement with France Telecom that will enable our customers to access our long distance service from their home or office through abbreviated dialing, although certain carriers (including France Telecom) are able to provide direct, "1xxx" access. We are currently in the final stage of testing our interconnection with France Telecom. However, there may still be delays in completing our interconnection. See "Risk Factors--Need for Interconnection" and "-- Regulation."

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    GERMANY.  Germany is the largest market for telecommunications services in continental Europe. Our current principal service in Germany is our prepaid card service, which we offer predominantly to commercial accounts. We currently provide international long distance service, which we market primarily to commercial customers. We have offered this service in Hamburg since the first quarter of 1997, in Berlin since the fourth quarter of 1997 and in Frankfurt since the third quarter of 1998. We began marketing domestic long distance services in the third quarter of 1998 because we completed interconnection in the fourth quarter 1998. We also began marketing long distance services to residential accounts. We intend to introduce our Presto! Card in Germany during the second quarter of 1999. In addition, in 1999, we intend to roll out our successful U.K. multilevel marketing program in Germany and to establish an internal sales force in Frankfurt. See "--Sales and Marketing--United Kingdom."

    As of December 31, 1998, we had switches in Berlin and Frankfurt and a POP in Hamburg. We expect to upgrade our Hamburg POP to a switch during the third quarter of 1999. We believe that our Frankfurt switch will allow us to take advantage of the growing popularity of Frankfurt as a European hub for telecommunication carriers, especially for calls to and from Eastern Europe, and we intend to market our carrier services to carriers that route calls through Frankfurt.

    During the fourth quarter of 1998, we implemented our interconnection with Deutsche Telekom, which enables us to offer customers in our German network cities and the surrounding metropolitan areas, both domestic and international long distance service through "1+" access. Our interconnection agreement in Germany granting us access to Deutsche Telekom's network expired at the end of February 1999, although we have initiated legal action to maintain continued interconnection with Deutsche Telekom's network. In the interim, we are currently still interconnected to Deutsche Telekom's network. If Deutsche Telekom were permitted to restrict our interconnection, our transmission costs in Germany would increase and the services we could offer might be limited. We expect to be able to maintain our interconnection to Deutsche Telekom's network although there can be no assurance that this will be the case. See "Risk Factors--Need for Interconnection--Considerations Affecting Interconnection in Europe." We plan to add additional interconnection points in Germany in 1999 to meet additional traffic or regulatory requirements, which will enable us to originate and terminate traffic in most of the major cities in Germany. See "Risk Factors--Competition."

    SWITZERLAND. Switzerland has been substantially deregulated. Our principal service in Switzerland is international long distance. Customers may preselect our company as their long distance carrier and make long distance calls on our network using "1+" dialing. During 1998, the majority of our customers were commercial accounts. In February 1999, we began providing Internet services in Switzerland and introduced a promotional program that offers one year of free Internet access to customers who purchase our long distance services.

    We established a POP in Zurich during the third quarter of 1997 and upgraded it to a switch in the third quarter of 1998. In addition, during October 1998, we were one of the first telecommunications carriers to be interconnected to SwissCom, the PTT in Switzerland. This interconnection enables us to originate and terminate traffic in Switzerland more cost effectively, which provides us with a competitive advantage over those of our competitors who do not currently have interconnection. Since we completed our interconnection in October 1998, our number of customers has more than quadrupled and as of April 1, 1999 we had approximately 20,000 customer accounts in Switzerland. During the same period, our Swiss revenues also more than doubled. We intend to expand our customer base significantly in Switzerland during 1999. We anticipate, however, that additional competitive carriers will obtain interconnection rights from SwissCom, which will lead to increased competition.

    UNITED KINGDOM

    Since 1991, the U.K. government has sought to encourage increased competition in telecommunications services. As a result of regulatory initiatives, the telecommunications market in the United Kingdom now resembles the United States in terms of services and pricing.

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    International and domestic long distance services generated the largest percentage of our U.K. revenues during 1998. We have provided these services in the London area since the fourth quarter of 1996 and nationwide in the United Kingdom since the second quarter of 1997. Our other principal services in the United Kingdom are prepaid cards and sales to resellers and carrier customers. In March 1999, we launched the presto phone virtual prepaid service.

    We offer all our residential, calling card and prepaid services in the United Kingdom primarily through Telco. We believe that Telco has been particularly successful marketing our services in the United Kingdom through its multilevel marketing program. Our prepaid card services, which are currently offered by Telco, are being migrated to America First, a prepaid card distributor that we acquired a majority interest in during the fourth quarter of 1998. See "--Sales and Marketing--United Kingdom."

    We currently have five interconnection points in London that enable us to provide our services throughout the United Kingdom. However, our U.K. customers currently are unable to preselect any carrier except British Telecom as their long distance carrier and thus cannot access our services without first dialing a four-digit access code. Under EU regulations, preselection is scheduled to become available by January 1, 2000, although the U.K. regulator is seeking a waiver of this requirement until a later date. In order to migrate more traffic on to our network, we are marketing automatic dialers to our residential and commercial customers in order to compete more effectively against British Telecom, which provides long distance service without requiring the user to dial an access code. Customers purchase or lease the dialer, which automatically dials our network access code for the customer.

    Our European network (including the United Kingdom) is monitored by DNS, one of our wholly-owned subsidiaries, in London and by Destia through our network operations center in St. Louis, Missouri.

    NORTH AMERICA

    UNITED STATES. The United States is one of our original markets. We have been providing international and domestic long distance service in the New York metropolitan area since 1993. We now also provide our calling card, prepaid card, wireless access to long distance and directory assistance services nationally and provide our other services (primarily residential and commercial long distance) in the 16 U.S. cities in which the Destia Network has a switch or POP. Because of the U.S. market's size and receptiveness to new services, we typically introduce new services in the United States before our other markets. For example, during the last quarter of 1998, we first introduced our Presto! Card virtual prepaid service in the United States over the Internet. We also intend to test (and cross market) additional e-commerce services to Presto! Card customers due to their predisposition to making purchases on-line.

    As of March 31, 1999, we had six switches and ten POPs in the United States, which enable us to originate domestic and international long distance calls in many of the largest U.S. metropolitan areas. Because of the substantial increase in our domestic traffic and our desire to provide services in more U.S. markets, we recently acquired a 20-year IRU from Frontier to use portions of its U.S. fiber optic network. This will replace our use of the Qwest network. Frontier is in the process of building its fiber optic network that we will use, and we expect this network to be completed and substantially operational by the end of 1999. We expect to begin using a portion of Frontier's network by July 1999, although there can be no assurance in this regard. In addition, the Frontier arrangement will give us favorable origination and termination rates throughout the continental United States. See "--The Destia Network--North American Network--U.S. Network Expansion."

    CANADA. We expanded our network into Canada during the third quarter of 1998 by installing a switch in Toronto. We also plan to install a POP in Montreal by the fourth quarter of 1999. This switch and POP will enable us to originate and terminate calls in Toronto and Montreal, two of the largest long distance markets in Canada. Like most of western Europe, Canada also has recently liberalized its telecommunication laws. Since October 1, 1998, private carriers have been able to provide international long distance service originating in Canada. We began providing services in Canada late in the fourth quarter of 1998 and intend to further expand our internal sales force in Canada in 1999.

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COMPETITION

    The international telecommunications industry is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services and transmission methods made possible by technological advances. We believe that long distance service providers compete principally on the basis of price, customer service, product quality and breadth of services offered. In each country of operation, we have numerous competitors. We believe that as the international telecommunications markets continue to deregulate, competition in these markets will increase, similar to the competitive environment that has developed in the United States following the AT&T divestiture in 1984. Prices for long distance calls in the markets in which we compete have declined historically and are likely to continue to decrease. Many of our competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than us.

    Privatization and deregulation have had, and are expected to continue to have, significant effects on competition in the industry. For example, as a result of legislation enacted in the United States, RBOCs will be allowed to enter the long distance market, AT&T, MCI WorldCom and other long distance carriers can now enter the local telephone service markets, and cable television companies and utilities can now enter both the local and long distance telecommunications markets. In addition, competition has begun to increase in the EU telecommunications markets in connection with the deregulation of the telecommunications industry in most EU countries, which began in January 1998. This increase in competition is likely to affect revenue per minute and gross margin as a percentage of revenue.

    NORTH AMERICA

    UNITED STATES. In the United States, which is among the most competitive and deregulated long distance markets in the world, competition is based primarily upon pricing, customer service, network quality, and the ability to provide value added services. As such, the long distance industry is characterized by a high level of customer attrition or "churn," with customers frequently changing long distance providers in response to the offering of lower rates or promotional incentives by competitors. We compete with major carriers such as AT&T, MCI WorldCom and Sprint, as well as other national and regional long distance carriers and resellers, many of whom are able to provide services at costs that are lower than our current costs. Many of these competitors have greater financial, technological and marketing resources than we do. If any of our competitors were to devote additional resources to the provision of international and/or domestic long distance telecommunications services to our target customer base, there could be a material adverse effect on our business and the price of our common stock.

    As a result of the 1996 Telecommunications Act, the RBOCs can compete with us in the long distance telecommunications industry, both outside of their service territory and, upon satisfaction of certain conditions, within their service territory. The Telecommunications Act prospectively eliminated the restrictions on incumbent LECs, such as the RBOCs, from providing long distance service. These provisions permit an RBOC to enter an "out-of-region" long distance market immediately upon the receipt of any state and/or federal regulatory approvals otherwise applicable in the provision of long distance service. RBOCs must satisfy certain procedural and substantive requirements, including obtaining FCC approval upon a showing that, in certain instances, facilities-based competition is present in its market, that it has entered into interconnection agreements that satisfy a 14-point checklist of competitive requirements and that its entry into the in-region long distance market is in the public interest before they are authorized to offer long distance service in their regions. No RBOC is authorized to do so yet, but they are expected to be authorized soon. When they are authorized, they will be very formidable competitors. In particular, Bell Atlantic, which serves the New York metropolitan and mid-Atlantic regions, has long been considered by industry observers to be the most likely RBOC to be the first to be permitted to offer long distance services. On April 13, 1999, Bell Atlantic filed its application with the New York PSC. Because a substantial portion of our customer base and traffic originates in the New York metropolitan area, Bell Atlantic will be a particularly formidable competitor. For long distance calls, Bell Atlantic will have a substantial cost advantage, because it will not have to pay access fees to a local carrier to originate the call.

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Access fees constitute a large portion of a long distance carrier's cost of services, including ours. Moreover, should Bell Atlantic's proposed acquisition of GTE be consummated, Bell Atlantic will have even greater resources to compete in its service markets.

    The continuing trend toward business combinations and alliances in the telecommunications is also creating significant new or more powerful competitors to our company. The proposed acquisition of Frontier (the primary provider of our U.S. transmission capacity beginning later in 1999) by Global Crossing and of GTE by Bell Atlantic, the proposed acquisition of Ameritech by SBC, the merger of WorldCom and MCI, AT&T's acquisitions of Telecommunications, Inc. and Teleport Communications Group, Teleglobe's acquisition of Excel Communications and SBC's acquisition of SNET are examples of some of the business combinations that are being formed. Many of these combined entities have, or will have, resources far greater than those of our company. These combined entities may, now or in the future, be able to provide bundled packages of telecommunications products, including local and long distance services and data services and prepaid services, in direct competition with the products offered or to be offered by us, and may be capable of offering these products sooner and at more competitive rates than us.

    For example, AT&T recently acquired SmarTalk, which sells prepaid cards. This acquisition provides AT&T with access to a major distribution network for inexpensive prepaid cards, a market where AT&T has not historically competed on the basis of price. AT&T's significant marketing resources and extensive network will make it a formidable competitor in the prepaid card market.

    The World Trade Organization (the "WTO") recently concluded an agreement, known as the WTO Basic Telecommunications Service Agreement (the "WTO Agreement"), that has already resulted in additional competitors entering the U.S. telecommunications markets. Under the WTO Agreement, the U.S. and other members of the WTO committed themselves to, among other things, opening their telecommunications markets to foreign carriers. The FCC has adopted streamlined procedures for processing market entry applications from foreign carriers, making it easier for such carriers to compete in the U.S. There can be no assurance that the WTO Agreement will not have a material impact on our business.

    We also expect increasing competition from Internet telephony service providers, including Internet service providers. The use of the Internet to provide telephone service is a recent development. To date, the FCC has determined not to subject such services to FCC regulation as telecommunications services. Accordingly, Internet service providers are, today, not subject to universal service contributions, access charge requirements, or traditional common carrier regulation. On April 5, 1999, US West filed a petition with the FCC asking the FCC to find that Internet telephony services are telecommunications services, not enhanced services or information services, and therefore should be subject to access charge and universal service obligations. On April 7, 1999, US West filed similar petitions with the Colorado and Nebraska Commissions. We cannot predict how the FCC or any State PSCs will rule on US West's petition. Should the FCC and state PSCs rule adversely to U.S. West, however, we cannot predict the impact that this continuing lack of regulation will have on our business.

    CANADA. The Canadian telecommunications market is highly competitive and is dominated by a few established carriers whose marketing and pricing decisions have a significant impact on the other industry participants, including our company. We compete with facilities-based carriers, other resellers and rebillers, primarily on the basis of price. The principal facilities-based competitors include the former Stentor partner companies, in particular, Bell Canada, the dominant supplier of local and long distance services in the provinces of Ontario and Quebec, BC Tel and Telus Communications, the next largest Stentor companies which have announced a proposed merger, as well as non-Stentor companies, such as AT&T Canada, Teleglobe Canada, and Sprint Canada. We also compete with ACC TelEnterprises which, until its recent merger with AT&T Canada, was one of the largest resellers in Canada. The former Stentor partner companies discontinued their partnership on January 1, 1999 and are now competing against one another.

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    EUROPE

    In continental Europe, our competitors include:

    - PTTs;

    - alliances such as Sprint's alliance with Deutsche Telekom and France Telecom, known as "Global One", and AT&T's alliance with both British Telecom and Japan Telecom (the members of which have recently announced a plan to contribute their international facilities and personnel to a newly formed company that is likely to be a substantially more formidable competitor);

    - companies offering resold international telecommunications services; and

    - other companies with business plans similar in varying degrees to us, including emerging public telephone operators who are constructing their own networks and wireless network operators.

    We believe that our continental European markets will continue to experience increased competition and will begin to resemble the competitive landscape in the United States and the United Kingdom. In addition, we anticipate that numerous new competitors will enter the continental European telecommunications market.

    Competition is strong in the liberalized U.K. telecommunications market. In the United Kingdom our principal competitors are British Telecom, the U.K.'s PTT, First Telecom and Cable & Wireless. We also face competition from emerging licensed public telephone operators (who are constructing their own facilities-based networks) and from resellers. We also compete with wireless service providers and cable companies.

    Furthermore, in certain European countries (including in France and Belgium) "facilities-based" carriers that make investments in infrastructure receive lower interconnection rates than non-facilities based providers. We do not expect to qualify for such a discount until we purchase more fiber optic transmission capacity in Europe (particularly in France and Belgium). In addition, certain of our competitors offer customers an integrated full service telecommunications package consisting of local and long distance voice, data and Internet transmission. We do not currently offer all of these types of service, which could have a material adverse effect on our competitiveness and the price of our common stock.

    See "Risk Factors--Competition" and "Risk Factors--Increasing Pricing Pressures."

REGULATION

    Regulation of the telecommunications industry is changing rapidly both domestically and globally. As an international telecommunications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide our services. Laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which we operate. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on our company or that domestic or international regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations.

    The regulatory framework in certain jurisdictions in which we provide our services is described below:

    UNITED STATES

    In the United States, our services are subject to the provisions of the Communications Act of 1934, as amended by the 1996 Telecommunications Act, the FCC regulations thereunder, as well as the applicable laws and regulations of the various states administered by the relevant PSCs. The recent trend in the United States for both federal and state regulation of telecommunications service providers has been in the direction of reduced regulation. Although this trend facilitates market entry and competition by multiple providers, it has also given AT&T, the largest international and domestic long distance carrier in the

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United States, increased pricing and market entry flexibility that has permitted it to compete more effectively with smaller carriers, such as the Company. In addition, the 1996 Telecommunications Act has opened the United States market to increased competition from RBOCs. We cannot be certain whether future regulatory, judicial and legislative changes in the United States will materially affect our business and the price of our common stock.

    The FCC currently regulates our company as a non-dominant carrier with respect to both its international and domestic interstate long distance services. Although the FCC has generally chosen not to closely regulate the charges, practices or classifications of non-dominant carriers, the FCC has broad authority which includes the power to impose more stringent regulatory requirements on our company, to change our regulatory classification, to impose monetary forfeiture, and to revoke our authority. In this increasingly deregulated environment, however, we believe that the FCC is unlikely to do so.

    The FCC and certain PSCs require prior approval of transfers of control, including PRO FORMA transfers of control resulting from corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of our company. In a recently released order, the FCC announced it will forebear from reviewing PRO FORMA assignments and transfers of control of international Section 214 authorizations. Instead, only post-consummation notifications will be required and then only in the case of PRO FORMA assignments, not PRO FORMA transfers of control. The rules implementing these determinations are not yet in effect, but are currently scheduled to go into effect on May 19, 1999. Although we believe that no material penalties would result from our failure to notify the FCC and certain PSCs of a change of control or from our failure to seek prior approval or take certain actions where required, we cannot be certain whether this will be the case.

    FCC INTERNATIONAL. In addition to the general requirement that we obtain authority under Section 214 of the Communications Act and file a tariff containing the rates, terms and conditions applicable to our international services, we also are subject to the FCC's international service policies, certain of which may affect our ability to provide our services in the most economical fashion. For example, the FCC's private line resale policy prohibits a carrier from reselling interconnected international private leased circuits to provide switched services (known as "ISR") to or from a country absent FCC authorization. The FCC will allow ISR between the U.S. and a WTO member country for which it has not previously authorized such service upon a demonstration that (1) settlement rates for at least 50 percent of the settled U.S.-billed traffic between the U.S. and the country at the foreign end of the private line are at or below the benchmark settlement rate adopted by the FCC, or (2) where the country at the foreign end affords resale opportunities "equivalent" to those available under U.S. law. Both conditions must be present before the FCC will authorize private line resale between the U.S. and a non-WTO member country for which the FCC has not previously authorized the provision of private line resale. The FCC has authorized ISR to the following countries: Australia, Austria, Belgium, Canada, Denmark, France, Germany, Hong Kong, Ireland, Italy, Japan, Luxembourg, New Zealand, The Netherlands, Norway, Sweden, Switzerland, and the United Kingdom. The practical implication for us of this policy is that we are restricted from (i) transmitting calls routed over leased lines between New York and London onward over a leased line to continental Europe (other than to a country approved for ISR); and (ii) transmitting calls from continental European countries (other than those approved for ISR) over leased lines from London and then onward over a leased line between London and New York. The policy may materially limit the best use of our leased lines between New York and London and may result in increased transmission costs on certain calls, which we are not able to pass through to our customers. We note, however, that on March 23, 1999, the FCC released an order simplifying the procedures for obtaining authorization to provide ISR to previously unauthorized countries. Specifically, the rules, which are not yet effective, but which are expected to become effective on May 19, 1999, will reduce both the amount of information required of a carrier seeking authority to provide ISR to a particular country and the FCC's decision making time.

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
    We are also subject to the FCC's ISP which governs the exchange of traffic and settlement between U.S. carriers and their foreign correspondents of the cost of terminating traffic over each other's network. The FCC could find that, absent a waiver, certain terms of our foreign carrier agreements or our actions do not meet the requirements of the ISP. Although the FCC generally has not issued penalties in this area, it has recently issued a Notice of Apparent Liability against a U.S. company for violating the ISP, and it could take other action against a carrier violating the ISP, including issuing a cease and desist order or imposing fines. If the FCC were to impose such fines or other penalties on our company, we do not believe that it would have a material adverse effect on our business or the price of our common stock. We note, moreover, that the FCC recently approved sweeping reform of its ISP. Specifically, the FCC has determined to eliminate the ISP for arrangements with foreign carriers lacking market power (I.E., less than 50% market share in the relevant destination market) and for arrangements with all carriers on liberalized routes (I.E., those routes where the settlement rate to terminate U.S. calls is at least 25 percent below the FCC's relevant benchmark rate set for that country). The FCC has yet to release its order containing these rules and the rules are not yet in effect. While the new rules, when effective, should afford us additional flexibility, they may also increase competition on certain routes.

    FCC DOMESTIC INTERSTATE. We are considered a non-dominant domestic interstate carrier subject to minimal regulation by the FCC. We are not required to obtain FCC authority to expand our domestic interstate operations, but we are required to maintain, and do maintain, a domestic interstate tariff on file with the FCC. The FCC presumes the tariffs of non-dominant carriers to be lawful. Therefore, the FCC does not carefully review such tariffs. The FCC could, however, investigate our tariffs upon its own motion or upon complaint by a member of the public. As a result of any such investigation, the FCC could order us to revise our tariffs, or the FCC could prescribe revised tariffs.

    In late 1996, the FCC ruled that interexchange carriers are no longer required to file their tariffs for domestic interstate interexchange services. In August 1997, the FCC affirmed its decision to end tariff filing requirements for domestic interstate long distance services provided by non-dominant carriers. The FCC also eliminated the requirement that non-dominant long distance carriers disclose information on rates and terms of their products. These detariffing orders have been stayed by the U.S. Court of Appeals for the District of Columbia. Most recently, on March 18, 1999, the FCC adopted an order that would permit the alternative of posting rates on a carrier's web site. This order will not become effective until the Court affirms the FCC's mandatory detariffing scheme.

    The 1996 Telecommunications Act is intended to increase competition in the U.S. telecommunications markets. Among other things, the legislation contains special provisions that eliminate the restrictions on incumbent LECs such as the RBOCs from providing long distance service. These provisions permit an RBOC to enter an "out-of-region" long distance market immediately upon the receipt of any state and/or federal regulatory approvals otherwise applicable in the provision of long distance service. The provisions also permit an RBOC to enter the "in-region" long distance market if it satisfies procedural and substantive requirements, including showing that facilities-based competition is present in its market, that it has entered into interconnection agreements which satisfy a 14-point "checklist" of competitive requirements and that its entry into the "in-region" long distance market is in the public interest.

    A number of RBOCs have made initial applications for the approvals necessary to enter their "in-region" long distance markets, although, to date, all such applications have been denied on the basis that the RBOC has not satisfied the list of competitive requirements. However, there have recently been extensive discussions among the state PSCs, the FCC and RBOCs in order to develop a definitive understanding of these requirements and the specific criteria to measure their satisfaction. These discussions may lead to one or more successful RBOC "in-region" applications in the future. In particular, Bell Atlantic, which serves the New York metropolitan and mid-Atlantic regions is considered by industry observers to be the most likely RBOC to be the first to be permitted to offer long distance services. On April 13, 1999, Bell Atlantic filed its application with the New York PSC. Because a substantial portion of our customer base and traffic originates in the New York metropolitan area, Bell Atlantic would be a

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
particularly formidable competitor. We expect that Bell Atlantic will have a cost advantage over our company because it will not need to pay access charges, which constitute a substantial portion of our cost of services. Moreover, should Bell Atlantic's proposed acquisition of GTE be consummated, Bell Atlantic will have greater resources to compete in its service markets. See "Risk Factors--Competition."

    The 1996 Telecommunications Act also addresses a wide range of other telecommunications issues that may potentially impact our operations. It is unknown at this time precisely the nature and extent of the impact that the legislation will have on us. On August 1, 1996, the FCC adopted an Interconnection Order implementing the requirements that incumbent LECs make available to new entrants interconnection and unbundled network elements, and offer retail local services for resale at wholesale rates. Important portions of the FCC's order were subsequently overturned by a court order. However, on January 25, 1999, the U.S. Supreme Court upheld most of the challenged rules, finding that the FCC has significant jurisdiction to establish rules to promote competition for competitive local exchange services. Although some of the FCC's rules may be challenged in future proceedings and the Supreme Court decision requires the FCC to conduct additional proceedings to determine new unbundling standards, the Supreme Court decision seems likely to promote competition for telecommunications services generally.

    Section 706 of the Telecommunications Act gives the FCC the right to forbear from regulating a market if the FCC concludes that such forbearance is necessary to encourage the rapid deployment of advanced telecommunications capability.
Section 706 has not been used to date, but in January 1998, Bell Atlantic filed a petition under Section 706 seeking to have the FCC deregulate entirely its provision of packet-switched telecommunications services. Similar petitions were filed later by the Alliance for Public Technology and US West Inc. (currently Media One Group Inc.).

    On August 7, 1998, the FCC released an order denying requests by the RBOCs that it use Section 706 of the Telecommunications Act to forbear from regulating advanced telecommunications services. Instead, the FCC determined that advanced services are telecommunications services and that ILECs providing advanced services are still subject to unbundling and resale obligations of Section 251(c) and the in-region interLATA restrictions of Section 271.

    On the same day, the FCC released a Notice of Proposed Rulemaking ("NPRM") proposing that ILECs be permitted to offer advanced services through separate affiliates. Such affiliates would continue to be prohibited from completing interLATA calls but would not be required to unbundle network elements under
Section 251(c).

    On March 31, 1999, the FCC released its Collocation Order. The Collocation Order strengthened collocation requirements applicable to incumbent local exchange carriers ("ILECs") requiring ILECs to permit CLECs to collocate any equipment used for interconnection or access to unbundled network elements even if that equipment includes switching or enhanced service functions.

    The FCC has also significantly revised the universal service subsidy regime. Beginning January 1, 1998, interstate carriers, such as our company, as well as certain other entities, became obligated to make FCC-mandated contributions to universal service funds. These funds subsidize the provision of telecommunications services in high cost areas and to low-income customers, as well as the provisions of telecommunications and certain other services to eligible schools, libraries and rural health care providers. Our share of these federal subsidy funds will be based on our revenues. Our revenues that are subject to the high cost and low income fund are our interstate and international gross end-user telecommunications revenues. Our revenues for the schools and libraries and rural health care fund are our intrastate, interstate and international gross end-user telecommunications revenues. Contribution factors vary quarterly and we and other carriers are billed monthly. In addition, the FCC orders implementing the universal service contribution obligation are subject to petitions seeking reconsideration by the FCC and to certain appeals. Until such petitions and appeals are decided, there can be no assurance as to how the orders will be ultimately implemented or enforced or what effect the orders will have on competition within the telecommunications industry or specifically on our competitive position. Contribution factors

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
for second quarter 1999 are: (i) 3.05% for the high cost, insular and low income funds (interstate and international revenues); and (ii) 0.58% for the schools, libraries, and rural health care funds (intrastate, interstate and international revenues). Because the contribution factors do vary quarterly, the annual impact on our company cannot be estimated at this time, although we do not expect it to be material.

    Our costs of providing long distance services will also be affected by changes in the access charge rates imposed by LECs for origination and termination of calls over local facilities. The FCC has significantly revised its access charge rules in recent years to permit ILECs greater pricing flexibility and relaxed regulation of new switched access services in those markets where there are other providers of access services. The FCC has, for example, created a new presubscribed interexchange carrier charge ("PICC") rate element. The PICC is a flat-rate, per line charge that is recovered by LECs from interexchange providers. Effective January 1, 1998, the initial maximum permitted interstate PICC charge is $0.53 per month for primary residential lines and single-line business lines and $1.50 per month for second and additional residential lines. The initial maximum interstate PICC for multi-line businesses are $2.75 per month, per line. The ceilings are scheduled to increase in July 1999 and then yearly thereafter until they reach certain caps.

    While we currently intend to pass through the costs of both the PICC and our universal service fund contributions to our customers, there can be no assurance that we will be able to or that doing so will not result in a loss of customers. Additionally, we currently have agreements to terminate, originate or exchange traffic with a variety of carriers who, in turn, may be subject to similar agreements with other carriers or LECs. Any change in any of these agreements, whether by operation of law or otherwise, may affect our company's costs or could disrupt our company's ability to terminate, originate or exchange traffic and, therefore, have a material adverse effect on our company.

    The FCC continues to adjust its access charge rules and has indicated that it will promulgate additional rules sometime in 1999 that may grant certain LECs further flexibility. Most recently, the FCC issued an order that clearly established the definition of a "primary line." The FCC defines a primary residential line to be "one residential line provided by a price cap LEC per service location." The FCC retained its price cap rule definition of a single line business subscriber line as a line for which the subscriber pays a rate that is not described as a residential rate in the local exchange service tariff and does not obtain more than one such line from a particular telephone company.

    The 1996 Telecommunications Act also requires interexchange carriers to compensate payphone owners when a payphone is used to originate a telephone call using a calling card. In orders issued in September and October of 1996, the FCC established a compensation scheme that required all carriers to begin compensating payphone owners on a per-call basis beginning October 7, 1997 at a rate $.35 per call. On July 1, 1997, the United States Court of Appeals for the District of Columbia ("D.C. Circuit") issued an opinion reversing in part the FCC's payphone orders. The court ruled that the rate of $.35 per call was arbitrary and capricious and remanded the case to the FCC for further proceedings. The FCC, thereafter, issued a further rulemaking on compensation for payphone owners. On October 9, 1997, the FCC ruled that interexchange carriers are required to compensate payphone owners at a rate of $.284 for all payphone calls. The FCC ruled that this compensation method will be effective from October 7, 1997 through October 7, 1999. On May 15, 1998, the D.C. Circuit remanded the order to the FCC, ruling that the $.284 rate established was arbitrary and capricious, but did not vacate it. On February 4, 1999 the FCC released an order which lowered the payphone compensation rate to $.240, effective April 21, 1999. For amounts already due, the FCC determined that the payphone owners should be compensated at a rate of $.238. MCI WorldCom, Sprint, the RBOCs and the American Public Communications Council have filed Petitions for Review of this latest order with the United States Court of Appeals for the District of Columbia Circuit. Additionally, a coalition comprised of the RBOCs, SNET and GTE have filed a Petition for Clarification with the FCC, seeking clarification as to which long distance carriers are responsible for payment of per-call compensation and urging that the obligation be placed on the entity identified by the Carrier Identification Code (CIC) used to route the call from the local exchange network. As a result of

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many factors, including a complex and shifting regulatory scheme, many long distance carriers have been the subject of compensation claims by payphone service providers. A lawsuit has been filed against the Company by payphone service providers alleging that the Company owes such payphone service providers compensation for completed access code and toll free calls that have been made since October 9, 1997 using the plaintiffs' payphones and carried over the Company's network. The Company has paid all payphone compensation that it believes is due under the most recent payphone compensation scheme and believes that the aggregate liability to the Company of all such claims, if concluded in a manner adverse to the Company, would not have a material adverse effect on the Company. The Company notes, moreover, that the parties to the lawsuit have agreed to an extension of time for the Company to answer the Complaint. The purpose for the extension of time is to allow the parties to engage in settlement discussions. There can be no assurance, however, that the settlement discussions will be successful and, if they are not, that the Company will prevail in this lawsuit.

    The FCC also imposes requirements for the marketing of telephone services and for obtaining customer authorization for changes in a customer's primary long distance carriers. The FCC has recently imposed severe penalties on a number of carriers for "slamming." Under an order recently issued by the FCC, carriers such as our company are required to take certain additional steps to prevent slamming. The FCC is continuing to reexamine its slamming rules.

    STATES. Our predecessor corporation, Econophone, Inc., which was incorporated in New York, received authorization, where necessary, either pursuant to certification, the fulfillment of tariff requirements or notification requirements, to provide long distance services in 49 states. Following the reorganization of Econophone, Inc. as a Delaware corporation, the authorizations were transferred to us. We in turn transferred the authorizations to our wholly-owned subsidiary, Econophone Services, Inc., which recently changed its name to Destia Communications Services, Inc. We are in the process of notifying the various state PSCs and, where necessary, seeking approval in connection with the name change. We cannot be certain that we will obtain all necessary regulatory approvals in connection with the name change.

    Many states also impose various reporting and other requirements. A number of state PSCs have adopted rules governing the markets of telephone services and obtaining customer authorizations for changes of a customers' primary long distance carrier. State commissions also regulate access charges and other pricing for telecommunications services within each state. We may also be required to contribute to universal service funds in some states. States generally retain the right to sanction a carrier or to condition, modify, cancel, terminate or revoke authorization to provide telecommunications services within the state for failure to comply with state law and/or rules, regulations and policies of the state regulatory authorities.

    REGULATION OF THE INTERNET. The use of the Internet to provide telephone service is a recent development. Currently, the FCC is considering whether or not to impose surcharges or additional regulations upon certain providers of Internet telephony. In an April 1998 report to Congress, the FCC indicated that it would examine the question of whether certain forms of "phone-to-phone" Internet protocol telephony are information services or telecommunications services. It noted that certain forms of phone-to-phone Internet telephony appeared to have the same functionality as non-Internet protocol telecommunications services and lacked the characteristics that would render them information services. On April 5, 1999, US West filed a petition with the FCC asking the FCC to find that IP telephony services are telecommunications services, not enhanced services or information services, and therefore should be subject to access charge and universal service obligations. On April 7, 1999, US West filed similar petitions with the Colorado and Nebraska Commissions. We cannot predict how the FCC or state PSCs will rule on US West's petition. If the FCC or state PSCs were to determine that certain services are subject to FCC regulations as telecommunications services, these service providers could be required to make universal service contributions, pay access charges or be subject to traditional common carrier regulation. State PSCs may also retain jurisdiction to regulate the provision of intrastate Internet telephony services and could initiate proceedings to do so.

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    PATENT RIGHTS RELATING TO PREPAID SERVICES.  Various parties have claimed that certain prepaid card providers are infringing upon patent rights held by these parties relating to the provision of prepaid card services. We do not expect that our prepaid card services will be found to infringe upon any third-party patent rights, although there can be no assurance that we would prevail if a claim were asserted by a third party. If we were unable to provide our prepaid card services in the manner in which they currently are provided, it could have a material adverse effect on our business and the price of our common stock.

    EUROPEAN UNION

    In Europe, the regulation of the telecommunications industry is governed at a supra-national level by legislation passed by the European Commission, the Council and the Parliament of the European Union ("EU"), (formerly the European Communities), consisting of the EU member states: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom. The EU has adopted pan-European policies through legislation and developed a regulatory framework to ensure an open and competitive telecommunications market.

    As of January 1, 1998 the EU required all special or exclusive rights that restrict the provision of telecommunications services to be abolished. Specific directives have been adopted, which include the Open Network Provision ("ONP") Framework Directive, the Leased Lines Directive, the Revised Voice Telephony Directive, the ONP Full Competition Amending Directive and the Interconnection Directive, the latter of which has been amended to provide for carrier preselection and number portability on or before January 1, 2000. Carrier preselection would enable a customer to access our network over the fixed public telephone network of operators with significant market power without dialing an access code, by "preselecting" our company as its long distance carrier. However, Oftel, the U.K. regulatory authority, already has indicated that it will seek to defer the implementation of carrier preselection in the United Kingdom. Number portability would enable customers to retain their existing telephone numbers when switching to alternative carriers and is already available (although not universally) in the United Kingdom. Some EU member states have been granted temporary waivers from implementing certain EU liberalization requirements and have only fully liberalized recently. Ireland and Portugal continue to have derogations until January 1, 2000 and Greece until January 1, 2001.

    National governments must pass legislation within their countries to give effect to EU directives. Each EU member state in which we currently conduct business has implemented the EU directives differently and we will therefore continue, in part, to operate under different national regulatory regimes. The requirements for us to obtain necessary approvals vary between member states and are expected to continue to so vary. See "Risk Factors--Regulatory Restrictions."

    WORLD TRADE ORGANIZATION INITIATIVES. The WTO recently concluded the WTO Agreement, which opens the telecommunications markets of the signatory countries to entry by foreign carriers on varying dates and to varying degrees. The WTO Agreement became effective on February 5, 1998. Pursuant to the WTO Agreement, U.S. companies would have foreign market access for local, long distance and international services, either on a facilities basis or through resale of existing network capacity on a reasonable and non-discriminatory basis. Although the WTO Agreement may open additional markets to us or broaden the permissible services that we can provide in certain markets, the WTO Agreement also may subject us to greater competitive pressures in our markets, with the risk of losing customers to other carriers and reductions in our rates.

    UNITED KINGDOM. Licenses are needed to provide all the international services that we provide in the United Kingdom. Licenses are granted by the Secretary of State for Trade and Industry but enforced by the U.K. regulatory authority under powers granted by the Telecommunications Act, 1984. We have all of the necessary licenses to provide our services in the United Kingdom.

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
    International simple resellers, such as our company, operate under registrable class licenses. Through our U.K. subsidiary DNS, we have an International Simple Voice Resale Class License (the "ISVR"), which entitles us to resell international message, telephone and private line services. The ISVR license also enables DNS to interconnect with, and lease capacity at wholesale rates from, British Telecom and other public telecommunications operators. We also have an International Facilities License, which authorizes us to provide international telecommunication services over our own international infrastructure.

    Our U.K. customers currently are unable to preselect us as their long distance carrier. Carrier preselection is scheduled to become available in the United Kingdom on January 1, 2000 pursuant to relevant EU directives. However, the national regulatory authority is seeking to defer the implementation of carrier preselection in the United Kingdom until a later date.

    BELGIUM. Since January 1, 1998, licensed operators have been able to provide telephony services in Belgium. On July 15, 1998, the Royal Decree of Voice Telephony removing the last remaining monopolies of Belgacom, the Belgium PTT, was published. These permitted services include all of the services that we currently provide in Belgium.

    Providers of voice telephony services must apply for a voice telephony license. We were recently granted a permanent license, which expires in 2014, by the Belgium Minister for Telecommunications.

    In Belgium, "facilities-based" carriers that make investments in infrastructure receive lower interconnection rates than non facilities-based providers. These incentives provide carriers that own infrastructure with a cost advantage over carriers that do not own infrastructure. Because we are not a facilities-based carrier within the meaning of Belgian regulations, we are not eligible for these incentives.

    Preselection currently is unavailable to our customers in Belgium. The Belgian regulatory authorities have not yet introduced the regulations setting forth the criteria that private carriers must satisfy in order to be able to offer preselection to their customers.

    Our interconnection in Belgium has been granted on a temporary basis until July 15, 1999 pending the adoption of certain new telecommunications legislation in Belgium. Once this legislation has been adopted, we will need to enter into a new interconnection agreement with Belgacom. If this new legislation has not been adopted before July 15, 1999, we expect the term of our Belgian interconnection to be extended. Furthermore, once the new legislation is adopted, we expect to be able to enter into a new interconnection agreement with Belgacom. However, there can be no assurance that this will be the case with respect to either of the foregoing. If we were to lose our interconnection with Belgacom in Belgium, we would need to obtain interconnection from another carrier, which could increase our transmission costs in Belgium.

    FRANCE. Since January 1, 1998, licensed private service providers have been able to offer domestic and international long distance voice telephony services to the general public in France after obtaining a voice telephony license. Our French subsidiary, Econophone SA, obtained its voice telephony license during the third quarter of 1998. This license enables us to provide all of our current services in France.

    In order to own and control transmission infrastructure in France, a carrier must obtain an infrastructure license from the Autorite de Regulation de
T elecommunications. Because we lease, rather than own, our transmission lines in France, we are not required to have an infrastructure license. France Telecom's standard interconnection offer provides the carriers that own infrastructure with a cost advantage over carriers that do not own infrastructure and are not available to us.

    Preselection currently is unavailable to our customers in France. In addition, seven carriers that have agreed to interconnect on a national basis to the French PSTN in a substantial number of markets have been granted single digit access for their customers. We are not one of these carriers.

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    GERMANY.  On January 1, 1998, the German telecommunications market was substantially liberalized. Through our interconnection with Deutsche Telekom and on the basis of our carrier identification code, our customers are able to select us as their carrier for certain services. In Germany, our activities are governed by the Telecommunications Act of July 25, 1996 (the "German Telecommunications Act"). Under the German Telecommunications Act, the provision of "voice telephony," which includes services involving switching in Germany on the basis of self-operated networks, over a privately owned telecommunications network, requires a Class 4 license under the Germany Telecommunications Act. We received a geographically limited Class 4 license, which enables us to provide voice telephony services throughout Germany. Pursuant to rulings of the RegTP, holders of geographically limited Class 4 licenses are only entitled to obtain interconnection services which correspond to the areas covered by such licenses. We have recently requested that our license be expanded to cover all of Germany. There is a one-time license fee for such national Class 4 license of 3 million DM.

    Through our interconnection with Deutsche Telekom and on the basis of our carrier identification code, our customers are able to pre-select us as their carrier for certain services.

    The German Telecommunications Act and the Network Access Ordinance require public telecommunications network operators to offer interconnection at the request of other network interconnection operators. This requires Deutsche Telekom to allow other providers interconnection to its telecommunications networks. Our current interconnection agreement with Deutsche Telekom has expired as of the end of February 1999. We initiated legal action with the RegTP on February 25, 1999 requesting the RegTP to issue a preliminary order and a final order which ensures continued interconnection of our network with Deutsche Telekom's network. Whereas Deutsche Telekom as market-dominating operator is obligated to grant us access to its network and whereas certain conditions of such network access may be determined by the RegTP, it is uncertain if the RegTP will grant us the kind of network access on the conditions desired by us. In particular, there is currently a regulatory dispute between Deutsche Telekom and competitive carriers relating to interconnection conditions and prices. If Deutsche Telekom were permitted to restrict its interconnection offer and to increase its prices as presently contemplated by Deutsche Telekom, we might need to obtain interconnection from another carrier, which would increase our transmission costs in Germany and may limit the coverage of services which we could offer. If Deutsche Telekom prevails in that dispute it could put us and other competitive carriers at an additional cost disadvantage versus Deutsche Telekom.

    A large number of other competitive carriers, government authorities and industry associations are now participating in this legal action, since the determination on these issues is likely to have industry-wide consequences for all competitive carriers that interconnect with Deutsche Telekom in Germany. Deutsche Telekom, as a market-dominating operator, is obligated to grant us access to its network. In addition, certain conditions of such network access may be determined by the regulatory authorities. Nevertheless, it is uncertain if the regulatory authorities will grant us access on desirable terms and conditions. If Deutsche Telekom were permitted to restrict our interconnection, our transmission costs in Germany would increase and the services we could offer might be limited.

    SWITZERLAND. With the implementation of the Telecommunication Act of 1997 on January 1, 1998, Switzerland became a fully liberalized telecommunications market. The provision of our services in Switzerland does not require a license, although we are required to make certain notice filings.

    Our Swiss subsidiary, Econophone GmbH, signed an interconnection agreement with Swisscom, the Swiss PTT, during the second quarter of 1998. Our interconnection with Swisscom enables our customers to preselect our company as their long distance carrier in Switzerland.

    AUSTRIA.  On March 18, 1999 the Austrian regulator,
Telekom-Control-Kommission, granted us the license for fixed network public voice telephony throughout Austria for an unlimited time period. We are one of 15 telecommunications service providers in Austria granted such a license. We plan to interconnect during the fourth quarter of 1999.

    CANADA

    The domestic long distance market in Canada was first opened to resale competition in 1990 and then to facilities-based competition in 1992. Although Canada's international market was also opened to competition in 1992, most facilities-based competitors were not permitted to enter this market due to a long-standing monopoly held by Teleglobe Canada. As a signatory to the WTO Agreement, Canada agreed to end Teleglobe Canada's monopoly on Canada-overseas transmission facilities effective on October 1, 1998. We received a license early in the first quarter of 1999 which authorizes us to provide international long distance services to our customers in Canada. The provision of domestic long distance services in Canada does not require a license, although we are required to make certain notice filings. As a reseller of long distance services, we are currently not subject to any foreign ownership restrictions in Canada.

EMPLOYEES

    As of December 31, 1998, we had 877 employees, an increase from the 408 employees that we had at December 31, 1997. The breakdown of our employees by region as of December 31, 1998 was as follows:

                                                                  NUMBER
REGION                                                         OF EMPLOYEES
------------------------------------------------------------  ---------------
Continental Europe..........................................           108
United Kingdom..............................................           247
North America...............................................           522
                                                                       ---
Total.......................................................           877

    Our North American employees are based principally in our offices in Paramus, New Jersey (executive offices); New York, New York; Brooklyn, New York; College Station, Texas; and St. Louis, Missouri. In Europe, our employees are based principally in offices located in cities where we have a switch. We have never experienced a work stoppage and our employees are not represented by a labor union or a collective bargaining agreement. We consider our employee relations to be good.

LITIGATION

    We are from time to time a party to litigation that arises in the ordinary course of our business operations or otherwise. We believe that we are not presently a party to any litigation that, if decided in a manner adverse to us, would have a material adverse effect on our business or operations.

PROPERTIES

    All of our facilities are leased from third parties. Our principal facilities are located in Paramus, New Jersey; College Station, Texas; Brooklyn, New York; and London, England. Our network operations center is located in St. Louis, Missouri. We also maintain sales offices in several cities in the United States including in most switch locations and in the following European cities, among others:

    - Amsterdam, The Netherlands

    - Antwerp, Belgium

    - Athens, Greece

    - Berlin, Germany

    - Brussels, Belgium

    - Frankfurt, Germany

    - Hamburg, Germany

    - London, England

    - Lyon, France

    - Marseilles, France

    - Paris, France

    - Vienna, Austria

    - Zurich, Switzerland

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER SENIOR MANAGEMENT

    The following table sets forth certain information with respect to the directors, executive officers and other senior management of the Company and Telco.

NAME                                    AGE                                    POSITION
-----------------------------------  ---------  ----------------------------------------------------------------------
Alfred West........................         37  Chief Executive Officer and Chairman of the Board of Directors
Alan L. Levy.......................         39  President, Chief Operating Officer and Director
Kevin A. Alward....................         32  President--North America
Phillip J. Storin..................         48  Senior Vice President, Treasurer and Chief Financial Officer
Richard L. Shorten, Jr.............         31  Senior Vice President and General Counsel
Abe Grohman........................         39  Chief Information Officer
Daran M. Churovich.................         44  Vice President of Global Network Engineering
Ines C. LeBow......................         53  Vice President of Global Network Operations
Barry Toser........................         40  Vice President of Global Carrier Services
Paolo Di Fraia.....................         38  Managing Director--Continental Europe
Michael Whittingham................         47  Director of International Project Development
Mark St. J. Courtney...............         39  Director of European Commercial and Regulatory Affairs
Eli Katz...........................         30  Managing Director, Telco Global Communications Limited
Gary S. Bondi......................         48  Director
Steven West........................         49  Director
Stephen R. Munger..................         41  Director

    ALFRED WEST, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF
DIRECTORS. Mr. West founded the Company in 1992. Prior to founding the Company, Mr. West managed a family-owned textile trading company. Mr. West is the brother of Steven West, a Director of the Company.

    ALAN L. LEVY, PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR. Mr. Levy has served as the Company's Chief Operating Officer since August 1996, as a Director since January 1997 and as President since August 1997. Mr. Levy also served as Chief Financial Officer from August 1996 to January 1998. From October 1993 to July 1996, Mr. Levy served as Executive Vice President and Managing Director, Europe, as well as Chief Financial Officer, of Viatel, where, among other things, Mr. Levy was responsible for the implementation of Viatel's European strategy. Mr. Levy is a Certified Public Accountant.

    KEVIN A. ALWARD, PRESIDENT-NORTH AMERICA. Mr. Alward has served as the Company's President-North America since February 1998. From October 1996 to January 1998, Mr. Alward served as Director, President and Chief Operating Officer of TotalTel USA Communications. From September 1994 to October 1996, Mr. Alward served as President of TotalTel, Inc., the principal operating subsidiary of TotalTel USA Communications. From 1992 to 1994, Mr. Alward served as Senior Vice President at TotalTel USA Communications and assumed the additional responsibilities of Chief Operating Officer in 1993, a position he held until 1998. Mr. Alward also served from 1991 to 1992 as Vice President of Marketing at TotalTel USA Communications, and from 1990 to 1991 as Manager of Sales. Mr. Alward served as a sales account executive at TotalTel USA Communications from 1988 to 1990.

    PHILLIP J. STORIN, SENIOR VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER. Mr. Storin has served as a Senior Vice President and the Chief Financial Officer of the Company since February 1998. Mr. Storin was elected Treasurer of the Company on May 3, 1999. From May 1996 to January 1998, Mr. Storin served as Senior Vice President and Chief Financial Officer of USLD Communications Corp., and from October 1994 to May 1996 served as Vice President and Corporate Controller. From July 1992 to October 1994, Mr. Storin served as Vice President, Accounting at USLD Communications Corp. Before joining USLD Communications Corp., Mr. Storin served for five years as Director of Accounting for Dell Computer Corporation. Prior to such time, Mr. Storin served in various financial management positions at Datapoint Computer Corporation and Westvaco Corporation. Mr. Storin is a Certified Public Accountant and a Certified Management Accountant.

    RICHARD L. SHORTEN, JR., SENIOR VICE PRESIDENT AND GENERAL COUNSEL. Mr. Shorten has served as a Senior Vice President and the General Counsel of the Company since December 1997. From September 1992 to December 1997, Mr. Shorten was an associate at the New York law firm Cravath, Swaine & Moore, where he specialized in a variety of areas of corporate representation, including securities, finance and mergers and acquisitions.

    ABE GROHMAN, CHIEF INFORMATION OFFICER. Mr. Grohman has served as the Company's Chief Information Officer since October 1997. From September 1994 to September 1997, Mr. Grohman was the Director of Management Information Systems for LDM Systems Inc., a switchless reseller. From May 1986 to September 1994, Mr. Grohman was President of DBA Consulting, an independent data processing consulting company.

    DARAN M. CHUROVICH, VICE PRESIDENT OF GLOBAL NETWORK ENGINEERING. Mr. Churovich has served as the Company's Vice President of Global Network Engineering since 1998. From 1996 to 1998, Mr. Churovich served as Director of Switch Engineering at Brooks Fiber Properties, Inc. and was later promoted to Senior Director - Network Engineering. Following a merger with Worldcom in 1997, Mr. Churovich assumed the position of Director - Network Technology and Integration. Prior to 1996, Mr. Churovich maintained a variety of positions within different divisions at Western Electric, Inc., a subsidiary of AT&T.

    INES C. LEBOW, VICE PRESIDENT OF GLOBAL NETWORK OPERATIONS. Ms. LeBow has served as Vice President, Global Network Operations since June 1998. From May 1997 to May 1998, Ms. LeBow served as Vice President, Network Implementation of Brooks Fiber Properties. From May 1995 to May 1997, Ms. LeBow served as National Director, Planning and Engineering of MFS. From May 1982 to May 1995, Ms. LeBow served in various engineering and operations positions at Contel ASC and GTE.

    BARRY TOSER, VICE PRESIDENT OF GLOBAL CARRIER SERVICES. Mr. Toser has served as the Company's Vice President of Global Carrier Services since January 1999. Previously, Mr. Toser was the Vice President of Sales for the North American business unit of Alphanet Telecom from October 1997 to December 1998. Prior to this, he was Vice President of U.S. Sales for Teleglobe International, an international telecommunications organization. While at Teleglobe, Mr. Toser directed the sales and service responsibilities for all carrier, commercial, and Regional Bell Operating Company accounts. Before joining Teleglobe, he was involved in sales, marketing and customer retention activities for Cable and Wireless, Inc. from 1987 through 1995. Previous to Cable and Wireless, Inc. Mr. Toser spent six years with US Sprint in sales, sales management, and marketing management.

    PAOLO DI FRAIA, MANAGING DIRECTOR--CONTINENTAL EUROPE. Mr. Di Fraia has served as the Company's Managing Director of Continental Europe since December 1998 and as European Finance Director since February 1998. Mr. Di Fraia served as Viatel Inc.'s European Finance Director from January 1996 to February 1998. From November 1994 to December 1995, Mr. Di Fraia served as European Controller of the Company. From April 1989 to August 1994, Mr. Di Fraia was employed by Philip Crosby Associates, S.A. as European Controller.

    MICHAEL WHITTINGHAM, DIRECTOR OF INTERNATIONAL PROJECT DEVELOPMENT. Mr. Whittingham has been with the Company since 1995. Since joining the Company, Mr. Whittingham has been responsible for the build-out of the European Network. Prior to joining the Company. Mr. Whittingham was employed by Worldexchange Limited as a Technologies Director for Europe from 1994 to 1995. From 1992 to 1994, Mr. Whittingham served as a Vice President in charge of the European Telecommunications Department at Marsh & McLennan.

    MARK ST. J. COURTNEY, DIRECTOR OF EUROPEAN COMMERCIAL AND REGULATORY AFFAIRS. Mr. Courtney has served as the Company's Director of European Commercial and Regulatory Affairs since September 1997. Mr. Courtney served as Viatel Inc.'s European General Counsel from August 1995 and as Secretary of Viatel from March 1996 to September 1997. From December 1992 to July 1995, Mr. Courtney served as European and International Counsel for Legent, Inc., a software company.

    ELI KATZ, MANAGING DIRECTOR, TELCO GLOBAL COMMUNICATIONS LIMITED. Mr. Katz has served as Managing Director of Telco since January 1999. Mr. Katz served as Executive Director of Telco from January 1997 to January 1999. From July 1992 to January 1997, Mr. Katz served as President of A. Katz Consultancy.

    GARY S. BONDI, DIRECTOR. Mr. Bondi has served as a Director of the Company since 1993. Mr. Bondi served as Treasurer of the Company from 1993 to May 1999. Mr. Bondi is the President of Bondi, Inc., a multinational trading firm specializing in non-ferrous metals that he founded in 1987. Mr. Bondi is also the Chairman and Chief Executive Officer of ECONergy Energy Company, Inc., a competitive energy provider that he founded in 1996.

    STEVEN WEST, DIRECTOR. Mr. West has served as a Director of the Company since 1993. Mr. West is a founding partner of SO Accurate Group., a refiner and reprocessor of precious metals in the New York/ New Jersey metropolitan area that was founded in 1982. Steven West is the brother of Alfred West, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company.

    STEPHEN R. MUNGER, DIRECTOR. Mr. Munger has served as a Director of the Company since November 1997. Mr. Munger is a Managing Director in the Mergers, Acquisitions and Restructuring Department of Morgan Stanley & Co. Incorporated ("Morgan Stanley") and is Head of the Private Investment Department. He joined Morgan Stanley in 1988 as a Vice President in the Corporate Finance Department. He became a Principal in 1990 and a Managing Director in 1993. In 1994, Mr. Munger was Administrative Director of the Corporate Finance Department.

    EDWARD C. SCHMULTS, age 68, is expected to join the Board of Directors of the Company upon the election of a director to fill a vacancy on the Board of Directors. Mr. Schmults' appointment is contingent upon the consummation of the offering. Mr. Schmults served as Senior Vice President and General Counsel of GTE Corporation from February 1984 to June 1994. Mr. Schmults has held various positions in government, including Deputy Attorney General of the United States and Under Secretary of the U.S. Treasury Department. Mr. Schmults was a partner with White & Case, a law firm in New York City. Mr. Schmults is a Director of Greenpoint Financial Corp., The Germany Fund, The Central European Equity Fund, Deutsche Portfolio and Deutsche Funds, Inc.

BOARD COMPOSITION

    The Company's Board of Directors is currently set at six directors and has one vacancy, which the Company's Bylaws authorize the Board of Directors to fill. The vacancy is expected to be filled by Edward C. Schmults, who will be an outside director, following the consummation of this offering. The Company is required to appoint an outside director to maintain its listing on the Nasdaq National Market. A discussion on Mr. Schmults' biographical information is in the preceding paragraph.

    The Company's Bylaws provide that the authorized number of directors shall be determined by the Board of Directors. Vacancies on the Board may be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

    Until the consummation of the offering, the holders of the Series A Preferred Stock will have the right to vote as a separate class to elect one director. Upon the consummation of the offering, all of the Series A Preferred Stock will be converted into common stock and the former holders of the Series A Preferred Stock will cease to have the right to separately elect a director. Stephen Munger serves as the director designated by the Series A Preferred Stockholders. Mr. Munger will continue as a member of the Board of Directors following the consummation of the offering.

BOARD COMMITTEES

    Following the completion of this offering, the Board of Directors will designate a Compensation Committee and an Audit Committee. The Compensation Committee will be comprised solely of independent directors and at least a majority of the members of the Audit Committee will be independent directors. The Compensation Committee will establish remuneration levels for certain officers of the Company and perform such functions as may be delegated to it under certain of the Company's benefit and executive compensation programs.

    The Audit Committee will select and engage the independent public accountants to audit the Company's annual financial statements. The Audit Committee also will review and approve the planned scope of the annual audit.

    The Board of Directors may from time to time establish certain other committees to facilitate the management of the Company. Regular meetings of the Board of Directors will be held quarterly.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to the consummation of this offering, the Company did not have a formal compensation committee. Decisions with respect to compensation matters that otherwise would have been decided by a compensation committee were made by the Board of Directors as a whole.

    Alfred West, Alan L. Levy, Gary S. Bondi, Steven West and Stephen R. Munger participated in deliberations concerning executive officer compensation during 1998. Alfred West and Alan L. Levy receive compensation as officers of the Company. Stephen R. Munger is a Managing Director of Morgan Stanley and the President of the General Partner of Princes Gate Investors II, L.P. ("Princes Gate"), which is an affiliate of Morgan Stanley and which owns 140,000 shares of Series A Preferred Stock, all of which will be converted into common stock upon the consummation of this offering. Morgan Stanley was the placement agent in connection with the 1997 Unit Offering, 1998 Debt Offering and is a managing underwriter in connection with this offering. See "--Executive Compensation" and "Underwriters."

COMPENSATION OF DIRECTORS

    It is anticipated that Directors who are not associated with the Company will be paid an annual Board membership fee of $10,000 and an attendance fee of $750 for each meeting of the Board of Directors and for each meeting of a committee of the Board of Directors. In addition, Directors who are not associated with the Company will receive an initial option grant of 12,000 shares of common stock upon appointment to the Board of Directors and an annual option grant to purchase 6,000 shares of common stock during their term as a Director. All such grants will have an exercise price equal to the market price at the time of grant and will vest over a six month period from the date of the grant.

EXECUTIVE COMPENSATION

    At December 31, 1998, the chief executive officer and four other most highly compensated executive officers of the Company were Mr. Alfred West and Messrs. Levy, Alward, Storin and Shorten. The following table summarizes all compensation awarded to, earned by or paid to Mr. West and Messrs. Levy, Alward, Storin and Shorten (Messrs. West, Levy, Alward, Storin and Shorten are referred to herein as the "Named Executive Officers" for 1997 and 1998).

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                                                   ---------------
                                                                                      SHARES OF
                                                            ANNUAL COMPENSATION     COMMON STOCK
                                                           ----------------------    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                       YEAR     SALARY (1)  BONUS (2)   OPTIONS GRANTED  COMPENSATION(1)
----------------------------------------------  ---------  ----------  ----------  ---------------  ----------------

Alfred West (3)...............................       1998  $  323,784  $  404,730        --           $    4,725(4)
  Chief Executive Officer                            1997     323,784     295,306        --           $    4,725(4)

Alan L. Levy (5)..............................       1998     250,000     250,000        --                --
  President and Chief Operating Officer              1997     210,000     157,500        --                --

Kevin A. Alward (6)...........................       1998     198,000     110,000        519,458           --
  President--North America

Phillip J. Storin (7).........................       1998     165,000      82,110        103,892           --
  Senior Vice President and Chief Financial
  Officer

Richard L. Shorten, Jr. (8)...................       1998     165,000      41,250         25,973           --
  Senior Vice President and General Counsel          1997       6,875      --             51,946           --

------------------------

 (1) Does not include the value of certain personal benefits. The estimated value of such personal benefits for each Named Executive Officer did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus paid to the Named Executive Officer in 1998.

 (2) Bonus amounts apply to the year during which such bonuses were earned and are recorded on an accrual basis instead of a cash basis.

 (3) See "--Employment Agreements and Arrangements" for a description of Mr. West's Employment Agreement.

 (4) Consists of compensation in respect of life insurance, of which Mr. West's designee is the beneficiary, paid by the Company.

 (5) See "--Employment Agreements and Arrangements" for a description of Mr. Levy's Employment Agreement.

 (6) Mr. Alward commenced employment with the Company during February 1998.

 (7) Mr. Storin commenced employment with the Company during February 1998.

 (8) Mr. Shorten commenced employment with the Company on December 15, 1997.

1996 FLEXIBLE INCENTIVE PLAN

    The Company has adopted the 1996 Flexible Incentive Plan (the "Incentive Plan"), which provides for the grant of incentive stock options ("ISOs") to acquire shares of common stock to employees of the Company or any of its subsidiaries, the grant of non-qualified stock options ("NQSOs") to acquire shares of common stock, the sale or grant of Restricted Shares and Unrestricted Shares (each, as defined in the Incentive Plan) and the grant of stock appreciation rights ("SARs") to employees, directors and consultants. The Incentive Plan also provides for Tax Offset Payments (as defined in the Incentive Plan) to employees.

    The Incentive Plan provides that, in the event of a merger, consolidation, combination, exchange of shares, separation, spin-off, reorganization, liquidation or other similar transaction, the Board of Directors of the Company may, in its sole discretion, accelerate the lapse of Restricted Periods (as defined in the Incentive Plan) and other vesting periods and waiting periods and extend exercise periods applicable to any awards made under the Incentive Plan, except that, upon a Change of Control (as defined in the Incentive Plan), if an employee has been employed by the Company for the twelve month period preceding the Change of Control, vesting of any options held by such employee automatically will accelerate.

    Amendments to the 1996 Incentive Plan have been adopted to increase the number of authorized shares in respect of which options can be granted to 5,250,000 shares of voting common stock and 250,000 shares of non-voting stock. Holders of restricted voting stock have the right to receive cash dividends with respect to such shares. Upon the consummation of the offering, holders of Restricted Shares may elect, for a nominal exercise price, to convert Restricted Shares held by them into an equivalent number of shares of voting stock to be issued that shall have the same terms and conditions as the Restricted Shares.

    The Company has adopted the 1999 Flexible Incentive Plan (the "1999 Incentive Plan"). The terms of the 1999 Incentive Plan are substantially similar to the terms of the Incentive Plan (except that under the 1999 Incentive Plan options will automatically accelerate upon a change of control, including unvested options held by employees that have been employed by the Company for less than twelve months prior to the change of control) and provide for the award of up to a maximum of 6.0 million shares of common stock. The 1999 Incentive Plan is administered either by the Board of Directors of the Company or a committee thereof.

    As of April 1, 1999, the Company had issued stock options to purchase 5,111,060 shares of common stock under the Incentive Plan, 2,610,554 of which were exercisable as of such date, and 151,474 Restricted Shares, of which 87,020 were vested.

    The following table sets forth grants of options to purchase shares of common stock of the Company made during 1998 to each Named Executive Officer.

                             OPTION GRANTS IN 1998

                                                             INDIVIDUAL GRANTS
                                           ------------------------------------------------------     POTENTIAL REALIZABLE
                                                          % OF TOTAL                                VALUE AT ASSUMED ANNUAL
                                                            OPTIONS                                   RATES OF STOCK PRICE
                                            NUMBER OF     GRANTED TO                                APPRECIATION FOR OPTION
                                           SECURITIES      EMPLOYEES      EXERCISE                            TERM
                                           UNDERLYING   IN FISCAL YEAR    PRICE PER   EXPIRATION   --------------------------
NAME                                         OPTIONS         1998         SHARE($)       DATE         5%($)         10%($)
-----------------------------------------  -----------  ---------------  -----------  -----------  ------------  ------------
Alfred West..............................      --             --             --           --            --            --
Alan L. Levy.............................      --             --             --           --            --            --
Kevin A. Alward..........................     519,458           33.3%          7.22     2/2/2008   $  1,036,056  $  2,289,413
Phillip J. Storin........................     103,892           6.66%          4.81     2/2/2008         78,813       165,500
Richard L. Shorten, Jr...................      25,973           1.67%          7.22     7/1/2008         29,555        62,063

    The following table sets forth options exercised during 1998 and the fiscal year-end value of unexercised options for each Named Executive Officer.

            OPTION EXERCISES IN 1998 AND 1998 YEAR-END OPTION VALUES

                                                                                     NUMBER OF             VALUE OF UNEXERCISED
                                                                               SECURITIES UNDERLYING           IN-THE-MONEY
                                                                                UNEXERCISED OPTIONS             OPTIONS AT
                                             SHARES                            AT DECEMBER 31, 1998          DECEMBER 31, 1998
                                           ACQUIRED ON          VALUE        -------------------------  ---------------------------
NAME                                      EXERCISE (1)      REALIZED (1)     EXERCISABLE UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
---------------------------------------  ---------------  -----------------  ----------  -------------  ------------  -------------
Alfred West............................        --                --              --           --             --            --
Alan L. Levy...........................        --                --           1,617,384       460,448   $  6,616,400   $ 1,883,600
Kevin A. Alward........................        --                --              --           519,458        --            --
Phillip J. Storin......................        --                --              --           103,892        --            175,000
Richard L. Shorten, Jr.................        --                --              17,316        60,603         29,167        58,333

------------------------

(1) No options were exercised during 1998.

EMPLOYMENT AGREEMENTS AND ARRANGEMENTS

    The Company has entered into an employment agreement with Alfred West (the "West Employment Agreement"), pursuant to which Mr. West serves as Chief Executive Officer and Chairman of the Board of Directors of the Company. The term of the West Employment Agreement extends until the fifth anniversary of the consummation of this offering, subject to any earlier termination in accordance with the terms thereof. Pursuant to the West Employment Agreement, Mr. West is entitled to receive an annual base salary of $500,000 during each year of the term thereof (the "West Base Salary"). Mr. West is entitled to receive an annual bonus of between 50% and 100% of his annual base salary ("West Target Bonus"), subject to attainment of certain performance goals as determined by the Board of Directors of the Company or the compensation committee thereof. If there is no Change of Control and his termination is (x) without cause, (y) voluntary and for good reason on Mr. West's behalf or (z) due to the Company's failure to renegotiate the West Employment Agreement at the end of its term, Mr. West is entitled to receive the greater of (i) West Base Salary payable for the remainder of the term and (ii) two years' Base Salary and two years' West Target Bonus based on amounts previously earned, either of which shall be paid together with and related benefits ("West Severance Package") for the greater of the remaining term of the West Employment Agreement or two years. If there is a Change of Control, and within two years of such event Mr. West's termination is
(i) without cause or (ii) voluntary and for good reason on Mr. West's behalf, then Mr. West will be entitled to receive the West Severance Package calculated based on a three-year term, as well as reimbursement for any tax liability pursuant to the Code.

    The Company has entered into an employment agreement with Alan L. Levy (the "Levy Employment Agreement"), pursuant to which Mr. Levy serves as President and Chief Operating Officer of the Company. The term of the Levy Employment Agreement extends until the third anniversary of completion of the offering, subject to any earlier termination in accordance with the terms thereof. Pursuant to the Levy Employment Agreement, Mr. Levy is entitled to receive an annual base salary of $325,000 during each year of the term thereof ("Levy Base Salary"). In addition, Mr. Levy is entitled to receive incentive compensation an annual bonus of between 50% and 100% of his annual base salary, subject to attainment of certain performance goals as determined by the Board of Directors of the Company or the compensation committee thereof ("Levy Target Bonus"). Mr. Levy also is entitled to receive options to purchase 1,038,916 shares of common stock (as adjusted for the stock split) vesting in equal amounts of 259,729 shares of common stock (as adjusted for the stock split) on the second through fifth anniversaries of the offering. The exercise price of options that vest on the second and third anniversaries of the offering will be the offering price per share. The exercise price of options that vest on the fourth and fifth anniversaries of the offering will be 1.5 and 2.0 times the offering price per share, respectively. In the event of a Change in Control (as defined in the Incentive Plan), unvested options will vest immediately, while options whose exercise price is greater than the Company's common stock price at the time of the Change in Control will automatically convert into options to acquire common stock of the acquiring entity at an equivalent exercise price. Mr. Levy also is entitled to receive severance benefits under certain circumstances. If there is no Change of Control and his termination is (x) without cause, (y) voluntary and for good reason on Mr. Levy's behalf or (z) due to the Company's failure to renegotiate the Levy Employment Agreement at the end of its term, Mr. Levy is entitled to receive the greater of (i) Levy Base Salary payable for the remainder of the term and (ii) two years' Base Salary and two years' Levy Target Bonus based on amounts previously earned, either of which shall be paid together with related benefits ("Levy Severance Package"). If there is a Change of Control, and within two years of such event Mr. Levy's termination is (i) without cause or (ii) voluntary and for good reason on Mr. Levy's behalf, then Mr. Levy is entitled to receive a Levy Severance Package calculated based on a three-year period and an additional amount determined according to the Levy Target Bonus, as well as reimbursement for any tax liability pursuant to the Code.

    Destia has entered into employment agreements with Phillip J. Storin (the "Storin Employment Agreement"), Kevin A. Alward (the "Alward Employment Agreement") and Richard L. Shorten, Jr. (the "Shorten Employment Agreement"). The term of the Storin Employment Agreement and the Alward Agreement each extends until February 2, 2001, and the term of the Shorten Employment Agreement extends until January 1, 2001, in each instance subject to earlier termination in accordance with the terms thereof. Pursuant to their employment agreements, Messrs. Storin, Shorten and Alward are entitled to receive an annual base salary of $180,000, $180,000 and $216,000, respectively, during each year of the term thereof. In each case, increases in compensation shall be at the discretion of the Board of Directors. In addition, Messrs. Storin, Shorten and Alward are each eligible to participate in Destia's incentive compensation programs and to receive such annual bonus or other compensation, including restricted stock or incentive stock options, as may be determined by Destia's Board of Directors. If either of Messrs. Storin's, Shorten's or Alward's employment is terminated prior to January 1, 2001 by Destia without cause, they will be entitled to a severance payment equal to one year's base salary.

    As part of the acquisition of VoiceNet on February 12, 1998, the Company entered into employment contracts with the sellers of VoiceNet providing for annual base salary of $180,000 each. In total, the sellers of VoiceNet also were granted 311,675 options at an exercise price of $4.81 per share under the Incentive Plan during 1998.

LIMITATIONS ON OFFICERS' AND DIRECTORS' LIABILITY

    The Company's Certificate of Incorporation indemnifies its officers and directors to the fullest extent permitted by the DGCL. Under Section 145 of the DGCL, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Certificate of Incorporation and the DGCL also prohibit limitations on officer or director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against an officer or director for breach of fiduciary duty as an officer or director (including breaches resulting from grossly negligent behavior), except in the situations described above.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers of the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

RELATED PARTY LOANS

    The Company had outstanding loans of $308,000 due to Mrs. Rose West, the mother of Messrs. Alfred West and Steven West. The Company has repaid these loans in full.

    Alfred West has borrowed $232,441 from the Company pursuant to unsecured, interest bearing notes, repayable upon demand.

MINORITY INTEREST IN THE ECONOPHONE SERVICES GMBH

    Sonja Gross, the sister of Mr. Alfred West, previously owned a 28% interest in the Company's Swiss subsidiary, Econophone Services GmbH. On March 30, 1999, the Company acquired Ms. Gross' interest in Econophone Services GmbH in exchange for 103,891 shares of Restricted Voting Common Stock.

                              CERTAIN INDEBTEDNESS

THE 1998 DEBT OFFERING

    In connection with the 1998 Debt Offering, the Company issued $300.0 million of 11% Senior Discount Notes due 2008 pursuant to the 1998 Indenture among the Company and The Bank of New York, as trustee.

    PRINCIPAL, MATURITY AND INTEREST

    The 1998 Notes are unsecured unsubordinated obligations of the Company, and mature on February 15, 2008. Interest on the 1998 Notes accrues at the rate of 11% per annum, payable semi-annually on February 15 and August 15 of each year.

    OPTIONAL REDEMPTION

    The 1998 Notes will be redeemable, at the Company's option, on or after February 15, 2003 at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing February 15 of the years set forth below:

YEAR                                            REDEMPTION PRICE
----------------------------------------------  ----------------
2003..........................................        105.500%
2004..........................................        103.667%
2005..........................................        101.833%
2006 and thereafter...........................        100.000%

    In addition, at any time prior to February 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the 1998 Notes with the net proceeds of one or more sales of common equity at a redemption price of 111.0%, plus accrued and unpaid interest, if any, to the redemption date; PROVIDED that at least $195.0 million aggregate principal amount of 1998 Notes remains outstanding after each such redemption.

    RANKING

    The indebtedness evidenced by the 1998 Notes ranks PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of the Company (including the 1997 Notes) and senior in right of payment to all existing and future subordinated indebtedness of the Company.

    COVENANTS

    The 1998 Indenture restricts, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens, engage in any sale and lease-back transaction, sell assets, enter into certain transactions with affiliates or engage in merger transactions. There are significant "carve-outs" and exceptions to these covenants. In addition, the 1998 Indenture permits the Company's subsidiaries to be deemed unrestricted subsidiaries under certain circumstances and thus not subject to the restrictions of the 1998 Indenture.

    REPURCHASE OF 1998 NOTES UPON A CHANGE IN CONTROL

    If there is a Change in Control (as defined in the 1998 Indenture) the Company must offer to purchase for cash all 1998 Notes for 101% of the outstanding principal amount, plus accrued interest.

    EVENTS OF DEFAULT

    The 1998 Indenture contains standard events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the 1998 Indenture, (iii) cross defaults on more than $5.0 million of other indebtedness, (iv) failure to pay more than $5.0 million of judgments that have not been stayed by appeal or otherwise and (v) the bankruptcy of the Company or certain of its subsidiaries.

THE 1997 UNIT OFFERING

    In connection with the 1997 Unit Offering, the Company issued $155.0 million of 13 1/2% Senior Notes due 2007 pursuant to an Indenture among the Company and The Bank of New York, as trustee. The terms of the 1997 Notes are substantially similar to those of the 1998 Notes. See "--The 1998 Debt Offering."

    PRINCIPAL, MATURITY AND INTEREST

    The 1997 Notes are unsecured unsubordinated obligations of the Company, and mature on July 15, 2007. Interest on the 1997 Notes accrues at the rate of 13 1/2% per annum payable on January 15 and July 15 of each year. The Company purchased certain securities which were pledged as security for the payment of interest on the principal of the 1997 Notes. Proceeds from these securities are being used by the Company to make interest payments on the 1997 Notes through July 15, 2000.

    OPTIONAL REDEMPTION

    The 1997 Notes will be redeemable, at the Company's option, on or after July 15, 2002, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, if redeemed during the 12-month period commencing July 15 of the years set forth below:

YEAR                                            REDEMPTION PRICE
----------------------------------------------  ----------------
2002..........................................        106.750%
2003..........................................        103.375%
2004 and thereafter...........................        100.000%

    In addition, at any time prior to July 15, 2000, the Company may redeem up to 35% of the aggregate principal amount of the 1997 Notes with the net proceeds of one or more sales of common equity at a redemption price of 113.50%, plus accrued and unpaid interest, if any, to the redemption date; PROVIDED that at least $100.0 million aggregate principal amount of 1997 Notes remains outstanding after each such redemption.

    RANKING

    The indebtedness evidenced by the 1997 Notes ranks PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of the Company (including the 1998 Notes) and senior in right of payment to all existing and future subordinated indebtedness of the Company.

    COVENANTS

    The 1997 Indenture restricts, on substantially the same terms as the 1998 Indenture, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens, engage in any sale and lease-back transaction, sell assets, enter into certain transactions with affiliates or engage in merger transactions. There are significant "carve-outs" and exceptions to these covenants. In addition, the 1997 Indenture permits, under the same circumstances as the 1998 Indenture, the Company's subsidiaries to be deemed unrestricted subsidiaries and thus not subject to the restrictions of the 1997 Indenture.

    REPURCHASE OF 1997 NOTES UPON A CHANGE IN CONTROL

    If there is a Change in Control (as defined in the 1997 Indenture), the Company must offer to purchase for cash all 1997 Notes for 101% of the outstanding principal amount, plus accrued interest.

    EVENTS OF DEFAULT

    The 1997 Indenture contains standard events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the 1997 Indenture, (iii) cross defaults on more than $5.0 million of other indebtedness, (iv) failure to pay more than $5.0 million of judgments that have not been stayed by appeal or otherwise and (v) the bankruptcy of the Company or certain of its subsidiaries. The events of default contained in the 1997 Indenture are the same as those contained in the 1998 Indenture.

NTFC VENDOR FINANCING

    On May 28, 1996, the Company entered into a credit facility with NTFC, which has been amended and increased as to amount on several occasions. On January 28, 1998, the NTFC credit facility was amended and restated in its entirety in order to effect various amendments and increase the amount of NTFC's commitment thereunder (such credit facility, as amended and restated, is referred to herein as the "NTFC Facility"). The NTFC Facility provides for borrowings by the Company and its subsidiaries to fund certain equipment acquisition costs and related expenses. The NTFC Facility provides for an aggregate commitment of NTFC of $24.0 million pursuant to tranches of $2.0 million, $3.0 million and $19.0 million. Loans borrowed under each tranche of the NTFC Facility amortize in equal monthly installments over a five year period ending on July 1, 2001, April 1, 2002 and January 1, 2003, respectively. As of March 31, 1999, the aggregate amount outstanding under all tranches of the NTFC Facility was $19.8 million. Loans under the NTFC Facility accrue interest at an interest rate equal to the 90-day commercial paper rate plus 395 basis points, (an interest rate of 8.90% as of April 1, 1999), subject to certain quarterly adjustments depending upon financial performance. All of the equipment purchased with the proceeds of the NTFC Facility has been pledged to NTFC.

    The NTFC Facility permits the incurrence of indebtedness (including contingent obligations), the creation of liens and transactions with affiliates on substantially the same terms as the 1998 Indenture.

    The NTFC Agreement prohibits the Company from making any distribution or any redemption of capital stock, directly or indirectly, other than nominal payments in lieu of the issuance of fractional shares upon an exercise of options, warrants or similar agreements or conversion rights and other than any repurchase of Warrants in connection with a repurchase offer by the Company. Except in connection with certain transactions with affiliates not involving a change of control, the Company may not enter into or become the subject of, any merger, acquisition of consolidation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, transfer or otherwise dispose of all or any substantial part of its business or assets.

    In addition, the Company may not enter into any new business or make any material change in any of its business objectives, purpose and operations from those related to the telecommunications industry.

    Pursuant to the NTFC Agreement, the Company may not cease to employ Alfred West (other than by reason of his death or disability) or suffer to exist any material competition by any of Alfred West, Steven West or Gary Bondi, with the business now or hereafter conducted by the Company.

    The NTFC Facility requires the Company to do the following: (i) it must maintain a Debt Service Coverage Ratio (as defined therein) for each quarter through December 31, 1999 of not less than 1.10 to 1.00 and for each fiscal quarter thereafter of not less than 1.25 to 1.00; (ii) it must maintain specified minimum cash balances (certain related business investments and acquisitions qualify as cash for the foregoing purposes); (iii) it must have EBITDA (as defined in the NTFC Facility) of not less than negative

$25.0 million for the fiscal year ending December 31, 1999, negative $5.0 million for the fiscal year ending December 31, 2000, $10.0 million for the fiscal year ending December 31, 2001, and $10.0 million for the fiscal year ending December 31, 2002 and (iv) its Minimum Projected Revenue (as defined in the NTFC Facility), measured quarterly on a graduated basis, must be more than:
$256.1 million for the fiscal year ending December 31, 1999; $367.2 million for the fiscal year ending December 31, 2000; $498.0 million for the fiscal year ending December 31, 2001; $640.0 million for the fiscal year ending December 31, 2002; $729.6 million for the fiscal year ending December 31, 2003; and $802.6 million for the fiscal year ending December 31, 2004.

    The Debt Service Coverage Ratio is defined to include cash on hand. The Company may cure a default of its Minimum Projected Revenue requirements if its Debt Service Coverage Ratio is more than 1.10 : 1.0. However, with respect to such Minimum Revenue Projection requirements, the Debt Service Coverage Ratio does not include cash on hand. If neither the quarterly Minimum Revenue Projections nor Debt Service Coverage Ratio (which does not include cash on hand) is met during any fiscal quarter, then the quarterly Minimum Revenue Projections will be deferred by one fiscal quarter for all future fiscal quarters during the remaining term of the NTFC Facility. If, in the fiscal quarter after any deferral, the Company does not meet such deferred quarterly Minimum Revenue Projections or the Debt Service Coverage Ratio of at least 1.10:1.0, it shall be in default of such Minimum Projected Revenue requirements.

    There can be no assurance that the Company will be able to comply with the covenants of the NTFC Facility. In the past the Company has been able to obtain amendments or waivers when necessary.

    Borrowings from NTFC are secured by the equipment purchased therewith and general intangibles and intangible property that is associated with such equipment.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the common stock as of April 1, 1999, and as adjusted to reflect the sale by the Company of the shares of common stock offered hereby, by
(i) each person known by the Company to beneficially own more than 5% of the Company's voting securities, (ii) each of the Company's directors, (iii) each of the Current Named Executive Officers and (iv) all directors and executive officers of the Company as a group.

                                                           SHARES BENEFICIALLY
                                                                  OWNED           SHARES BENEFICIALLY OWNED
                                                         PRIOR TO OFFERING(1)(2)    AFTER THE OFFERING(1)
                                                         -----------------------  -------------------------
NAME OF BENEFICIAL OWNER                                    NUMBER      PERCENT      NUMBER     PERCENT(3)
-------------------------------------------------------  ------------  ---------  ------------  -----------
Alfred West............................................    11,428,076(4)     46.7%   11,428,076(4)      36.9%
Steven West............................................     4,519,285(5)     18.5%    4,519,285(5)      14.6%
Gary Bondi.............................................     4,473,832(6)     18.3%    4,473,832(6)      14.4%
PG Investors II, Inc.
  c/o Morgan Stanley & Co. Incorporated
  1585 Broadway New York, New York 10036...............     3,553,821      14.5%     3,553,821       11.5%
Kevin A. Alward........................................       415,566   (8)      1.7%      415,566   (8)       1.3%
Alan L. Levy...........................................     1,906,156(9)      7.2%    1,906,156(9)       5.8%
Stephen R. Munger(12)..................................       --          --           --           --
Richard L. Shorten, Jr.................................        17,316 10)     *         17,316 10)      *
Phillip J. Storin......................................        34,630 11)     *         34,630 11)      *
                                                         ------------  ---------  ------------  -----------
All Directors and Executive Officers as a Group (8
  persons).............................................    22,794,862      85.9%    22,794,862       69.0%

------------------------

*   Less than one percent.

(1) Except where otherwise indicated, the Company believes that all persons listed in the table, based on information provided by such persons, have sole voting and dispositive power over the securities beneficially owned by them, subject to community property laws, where applicable. For purposes of this table, a person is deemed to be the "beneficial owner" of any shares that such person has the right to acquire within 60 days from April 1, 1999. Shares which a person does not have the right to acquire within 60 days from April 1, 1999 are not reflected in this table. For purposes of computing the percentage of outstanding shares held by each person named above on a given date, any security that such person has the right to acquire within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, the address of each person listed in the table is c/o Destia Communications, Inc., 95 Rte. 17, Paramus, NJ 07652. Attn:
    General Counsel.

(2) Determined on an as-converted basis, assuming the conversion of all issued and outstanding shares of Series A Preferred Stock into common stock. Each share of Series A Preferred Stock is convertible into 25.38 shares of common stock, or a total of 3,553,821 shares of common stock. All of the shares of Series A Preferred Stock will be converted into common stock upon consummation of this offering.

(3) Assumes that the underwriters' overallotment option is not exercised.

(4) Includes 893,468 shares held by AT Econ Ltd. Partnership and 88,308 held by AT Econ Ltd. Partnership No. 2.

(5) Includes 893,468 shares held by SS Econ Ltd. Partnership and 108,226 shares held by SS Econ Ltd. Partnership No. 2. Also includes shares held jointly by spouse.

(6) Includes 893,468 shares held by GS Econ Ltd. Partnership.

(7) Includes 212,978 shares held by Kevin Alward, 20,778 shares held by Alward Investment Associates LLC and 77,919 shares held by Kevin and Belinda Alward Grantor Retained Annuity Trust. The remainder includes shares issuable upon the exercise of options.

(8) Does not include options to purchase 415,566 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after April 1, 1999.

(9) Does not include options to purchase 171,676 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after April 1, 1999. Includes 400,000 shares held by Levy Investment Partners, L.P.

(10) Does not include options to purchase 86,576 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after April 1, 1999.

(11) Does not include options to purchase 69,261 shares of Common Stock under the Incentive Plan which are not exercisable within 60 days after April 1, 1999.

(12) Mr. Munger is the President of PG Investors II, Inc. and disclaims beneficial ownership of the shares controlled by PG Investors II, Inc.

                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING SUMMARY OF CERTAIN PROVISIONS OF THE COMPANY'S CAPITAL STOCK DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY, THE CERTIFICATE OF INCORPORATION AND BYLAWS AND BY THE PROVISIONS OF APPLICABLE LAW. COPIES OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS HAVE BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

GENERAL

    On the closing of this offering, the authorized capital stock of the Company will consist of 72,000,000 shares of voting common stock, 500,000 shares of Non-Voting Common Stock and 2,500,000 shares of preferred stock without designation. Simultaneously with the closing of this offering, all of the outstanding shares of Series A Preferred Stock will be converted into common stock. The Company presently does not intend to issue additional shares of preferred stock.

COMMON STOCK

    Upon the consummation of this offering, there will be 30,832,142 shares of voting common stock (referred to herein as "common stock" or "voting common stock") outstanding (assuming no exercise of outstanding options or warrants). In addition, there will be 151,474 shares of Non-Voting Common Stock outstanding and 103,891 shares of Restricted Voting Common Stock outstanding. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock that will be issued on completion of this offering will be fully paid and nonassessable.

    The holders of voting common stock are entitled to one vote per share on all matters to be voted on by the stockholders. The holders of Non-Voting Common Stock do not have voting rights, except to the extent required by law. Except as indicated below, the other terms of the voting common stock and Non-Voting Common Stock are the same.

    Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of voting common stock and Non-Voting Common Stock are entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors. The Company does not intend to, and is currently not permitted to, pay any dividends. See "Dividend Policy." In the event of the liquidation, dissolution or winding-up of the Company, the holders of voting common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The voting common stock and Non-Voting Common Stock have no preemptive or conversion rights or other subscription rights, except that the Non-Voting Common Stock is convertible into voting common stock upon the consummation of the offering. There are no redemption or sinking fund provisions applicable to the common stock or Non-Voting Common Stock.

PREFERRED STOCK

    The Board of Directors has the authority to issue up to 2,500,000 shares of preferred stock in one or more series and to fix rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of shares of preferred stock (and the Board's ability to do so) may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.

PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW THAT MAY
  HAVE AN ANTI-TAKEOVER EFFECT

    CERTIFICATE OF INCORPORATION AND BYLAWS. Certain provisions in the Company's Amended and Restated Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

    The Company's Amended and Restated Certificate of Incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors of the Company will be fixed as specified in the Bylaws. The Bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed at six unless the Board of Directors, by vote of a majority of the directors, votes that such number shall be increased or decreased. In addition, the Amended and Restated Certificate of Incorporation and Bylaws provide that, subject to any rights of holders of preferred stock, and unless the Company's Board of Directors otherwise determines, any vacancies may be filled by the affirmative vote of a majority of the remaining members of the Board, though less than a quorum, or by a sole remaining director, and except as otherwise provided by law, any such vacancy may not be filled by the stockholders.

    The Company's Bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received in writing by the Company at its principal executive offices not less than 120 days prior to the first anniversary of the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The Company's Amended and Restated Certificate of Incorporation and Bylaws also provide that special meetings of stockholders may be called only by certain specified officers of the Company or by any such officer at the request in writing of the Board of Directors; special meetings of stockholders cannot be called by stockholders. In addition, the Company's Amended and Restated Certificate of Incorporation will provide that any action required or permitted to be taken by stockholders may not be effected by written consent unless unanimous.

    The foregoing provisions of the Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Anti-Takeover Provisions."

    DELAWARE TAKEOVER STATUTE. The Company is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have 31,087,507 shares of common stock outstanding. Of this amount, the shares offered hereby will be available for immediate sale in the public market as of the date of this prospectus. An additional 6,130,518 shares of common stock are issuable upon the exercise of outstanding options under the Company's 1996 Flexible Incentive Plan and 1999 Flexible Incentive Plan at a weighted average exercise price of $5.16. Of this amount, options for 2,610,554 shares are presently exercisable and 3,519,964 are subject to the satisfaction of vesting criteria. In addition, 1,315,148 shares of common stock are issuable upon the exercise of the Warrants at $0.01 per share. The Warrants expire on June 30, 2007.

    In addition, after the offering, the Company believes that it will have greater flexibility in consummating acquisitions and/or strategic alliances and may use shares of its common stock as an alternative form of consideration in such transactions.

    The Company, its directors and executive officers, have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any common stock without the prior consent of Morgan Stanley for a period of 180 days from the date of this prospectus (the "180-day Lockup Period"). Approximately 20,732,868 additional shares will be available for sale following the expiration of the 180-day Lockup Period.

    The outstanding shares of common stock not issued in connection with this offering are available for sale in the public market, subject to the 180-day Lockup Period and compliance with the requirements of Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the foregoing volume limitations. Persons deemed to be affiliates must always sell pursuant to the volume limitations under Rule 144, even after the applicable holding periods have been satisfied. The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the common stock of the Company, the personal circumstances of the sellers and other factors.

    The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under the Company's 1996 Flexible Incentive Plan 1999 Flexible Incentive Plan and Employee Stock Purchase Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. The Company intends to register these shares on Form S-8, along with options that have not yet been issued under the Company's Incentive Plan as of the date of this prospectus but may in the future be issued under the Incentive Plan.

    The holders of the Series A Preferred Stock are entitled to certain registration rights with respect to the shares of common stock issuable upon the conversion of the Series A Preferred Stock (the "Registrable Shares"). If the Company proposes to register any of its securities under the Securities Act, the holders of the Registrable Shares will be entitled to notice thereof, and subject to certain restrictions, to include their Registrable Shares in such registration. In addition, immediately following the consummation of this offering, holders of at least 25% of the outstanding Registrable Shares may make up to two demands of the Company to file a registration statement under the Securities Act, subject to certain conditions and limitations and provided that
(i) in the discretion of the lead underwriter of the immediately prior offering, no demand may be made within 180 days after the effective date of a prior demand registration and (ii) no two such demands may be made within any twelve month period.

    If the Company proposes to file a Registration Statement with the Commission with respect to an offering of any shares of common stock for cash (other than an offering registered solely on Form S-4 or S-8 or any successor form thereto) and other than the initial public offering of shares of common stock if no shareholder of the Company participates therein, then all the holders of the Warrants shall have the right within 20 days after delivery of notice by the Company, subject to certain conditions and limitations, to request in writing that the Company include all or a portion of the shares of common stock issued or issuable upon exercise of such holder's Warrants in such registration statement, to the extent that such shares of common stock are subject to restrictions on transfer.

    Sales of a substantial number of shares of common stock after the offering (or the perception that such sales might occur) could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. See "Risk Factors--Potential Effect of Shares Becoming Available for Sale."

      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

    The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of U.S. federal income and estate taxes that may be relevant to such Non-U.S. Holders in light of their particular circumstances (such as certain tax consequences applicable to pass-through entities) and does not deal with foreign, state and local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder ("Treasury Regulations") and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly with retroactive effect.

    An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) with respect to any current calendar year if (i) the individual was present in the United States on at least 31 days during such year and (ii) the sum of the number of days on which such individual was present in the U.S. during the current year, one-third of the number of such days during the first preceding year, and one-sixth of the number of days during the second preceding year, equals or exceeds 183 days. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

    EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE U.S. TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION.

DIVIDENDS

    The Company does not intend to, and currently is not permitted to, pay any dividends. See "Dividend Policy." In the event that dividends are paid on shares of common stock, however, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or at such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% (or lower applicable treaty rate).

    In the event that the Company is permitted to and decides to pay dividends at some future date, Non-U.S. Holders generally will be required to (i) in the case of dividends effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder, supply an Internal Revenue Service ("IRS") form to the withholding agent on which such holder provides its U.S. tax identification number and (ii) otherwise, comply with IRS certification procedures to obtain the benefits of a reduced rate of U.S. withholding tax under an applicable income treaty.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is an individual who is subject to tax pursuant to certain provisions of the Code applicable to U.S. expatriates or (iv) the Company is or has been a "U.S. real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes and, in the event that the common stock is considered "regularly traded," the Non-U.S. Holder held directly or indirectly at any time during the five-year period ending on the date of disposition more than five percent of the common stock. The Company believes it is not and does not anticipate becoming a USRPHC for U.S. federal income tax purposes. However, because the determination of USRPHC status is based upon the composition of the assets of the Company from time to time, there can be no assurance that the Company will not become a USRPHC.

    An individual Non-U.S. Holder who has gain that is described in clause (i) above will, unless an applicable treaty provides otherwise, be taxed on the net gain derived from the sale under regular graduated U.S. federal income tax rates and will not be subject to the withholding tax. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S.-source capital losses.

    If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax at a 30% rate, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

    Common stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends, if any, paid to such holder and the tax, if any, withheld with respect to such dividends. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or certain other agreements.

    Backup withholding at a 31% rate generally will not apply to dividends paid prior to January 1, 2000 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). A Non-U.S. Holder will generally be subject to backup withholding with respect to dividends paid after December 31, 1999 unless applicable IRS certification requirements (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are satisfied.

    Payment of the proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States or, effective after December 31, 1999, another U.S.-related person described in Section 1.6049-5(c)(5) of the Treasury Regulations, such payments will be subject to information reporting (but not backup withholding), unless
(i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met or (ii) the beneficial owner otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the Non-U.S. Holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Lehman Brothers Inc. are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited, Credit Suisse First Boston (Europe) Limited and Lehman Brothers International (Europe) are acting as international representatives, have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of our common stock set forth opposite the names of such underwriters below:

                                                                                   NUMBER OF
NAME                                                                                 SHARES
---------------------------------------------------------------------------------  ----------
U.S. underwriters:
  Morgan Stanley & Co. Incorporated..............................................   1,233,400
  Credit Suisse First Boston Corporation.........................................   1,233,300
  Lehman Brothers Inc............................................................   1,233,300
  J.C. Bradford & Co.............................................................     100,000
  A.G. Edwards & Sons, Inc.......................................................     200,000
  First Union Capital Markets Corp...............................................     100,000
  ING Baring Furman Selz LLC.....................................................     200,000
  Janney Montgomery Scott Inc....................................................     100,000
  Jeffries & Company, Inc........................................................     100,000
  Edward D. Jones & Co., L.P.....................................................     200,000
  Kaufman Bros., L.P.............................................................     100,000
  Legg Mason Wood Walker, Incorporated...........................................     100,000
  Merrill Lynch, Pierce, Fenner & Smith Incorporated.............................     200,000
  Scott & Stringfellow, Inc......................................................     100,000
                                                                                   ----------
      Subtotal...................................................................   5,200,000
                                                                                   ----------

International underwriters:
  Morgan Stanley & Co. International Limited.....................................     433,334
  Credit Suisse First Boston (Europe) Limited....................................     433,333
  Lehman Brothers International (Europe).........................................     433,333
                                                                                   ----------
      Subtotal...................................................................   1,300,000
                                                                                   ----------
        Total....................................................................   6,500,000
                                                                                   ----------
                                                                                   ----------

    The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the "underwriters" and the "representatives," respectively. The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the U.S. underwriters' over-allotment option described below) if any such shares are taken.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented and agreed that, with certain exceptions:

    - it is not purchasing any shares (as defined herein) for the account of anyone other than a United States or Canadian person (as defined herein); and

    - it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares outside of the United States or Canada or to anyone other than a United States or Canadian person.

    Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has represented and agreed that, with certain exceptions:

    - it is not purchasing any shares for the account of any United States or Canadian person; and

    - it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any United States or Canadian person.

    With respect to any underwriter that is a U.S. underwriter and an international underwriter, the foregoing representations and agreements made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States" or "Canadian person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian person. All shares of common stock to be purchased by the underwriters under the Underwriting Agreement are referred to herein as the "shares."

    Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

    Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has represented and agreed that:

    - it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

    - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

    Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registrations requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each international underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

    The Underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.39 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 975,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such U.S. underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public for this offering would be $74,750,000, the total underwriters' discounts and commissions would be $5,232,500 and total proceeds to the Company would be $69,517,500.

    The underwriters have informed the Company that each principal underwriter in this offering may, subject to the approval of Morgan Stanley & Co. Incorporated, sell to discretionary accounts over which such principal underwriter exercises discretionary authority. The underwriters have further informed the Company that they estimate that such sales will not exceed in the aggregate five percent of the total number of shares of common stock offered by them.

    The Company has been approved for listing on the Nasdaq National Market under the symbol "DEST."

    At the request of the Company, the underwriters will reserve up to 325,000 shares of common stock to be issued by the Company and offered hereby for sale, at the initial offering price, to directors, officers, employees of the Company and others, who will agree to hold their shares for at least 180 days after the date of this prospectus. This directed share program will be administered by Morgan Stanley & Co. Incorporated. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

    Each of the Company and certain directors and executive officers of the Company and PG Investors II, Inc. has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

    The restrictions described in the previous paragraph do not apply to:

    - the shares sold in the offering;

    - the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

    - transactions by any person other than the Company relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering;

    - grants from time to time of employee stock options and other employee incentive compensation, provided that such options or awards do not vest during the period of 180 days ending after the date of this prospectus;

    - grants from time to time of other stock or stock-based compensation representing in aggregate not more than 50,000 shares of common stock.

    In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may agree to sell (or allot) more shares than the 6,500,000 shares of common stock the Company has agreed to sell to them. This over-allotment would create a short position in the common stock for the underwriters' account. To cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute the common stock for investment, rather than for short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of common stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to the Company.

    The Company and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

TRANSACTIONS WITH MORGAN STANLEY

    INVESTMENT BY PRINCES GATE

    On November 1, 1996, Princes Gate purchased 140,000 shares of Series A Preferred Stock for a purchase price of $14.0 million, less $0.9 million of fees and expenses. The Series A Preferred Stock is convertible into 3,553,821 shares of common stock. The Series A Preferred Stock will be converted into common stock upon the closing of this offering (the shares of Series A Preferred Stock so converted are referred to herein as the "Conversion Shares").

    SECURITYHOLDERS AGREEMENT

    Mr. Alfred West, the Company and Princes Gate entered into a Securityholders Agreement in connection with Princes Gate's investment in the Company (the "Securityholders Agreement"). This agreement will survive the closing of this offering and will apply to the Conversion Shares. Certain terms of the Securityholders Agreement are discussed below.

    REGISTRATION RIGHTS. Holders of the Conversion Shares have certain "piggy-back" registration rights. Following this offering, holders of at least 25% of the outstanding Registrable Shares (as defined in the Securityholders Agreement) may make up to two demands of the Company to file a registration statement under the Securities Act, subject to certain conditions and limitations.

    PARTICIPATION IN SALES BY MR. ALFRED WEST. Holders of the Conversion Shares have the right to participate on a pro rata basis in sales of common stock by Mr. West on the same terms and conditions as Mr. West. Under certain circumstances, Mr. West has a right to require such persons to transfer their shares on a pro rata basis on the same terms and conditions as Mr. West.

    BRIDGE FUNDING BY MORGAN STANLEY GROUP

    In April 1997, Morgan Stanley Group Inc. ("Morgan Stanley Group"), an affiliate of the lead underwriter in this offering and Princes Gate, agreed to purchase from the Company up to $15.0 million of Bridge Notes. Bridge Notes totaling $7.0 million were issued. The net proceeds from the Bridge Notes sold by the Company were $6.6 million and were used to fund equipment and other capital expenditures and operations. All of the outstanding Bridge Notes ($7.0 million) have been paid. Morgan Stanley Group received customary fees in connection with the Bridge Notes.

    In connection with the Note Purchase Agreement, the Company granted Morgan Stanley Group and its affiliates the right to act as sole underwriter or placement agent in connection with the 1997 Unit Offering and to act as lead underwriter in the Company's initial public offering.

    LOAN TO MR. ALFRED WEST

    In October 1997, Morgan Stanley, through its Private Wealth Management division, provided Mr. Alfred West with a $3.0 million line of credit which is collateralized with 2.7 million shares of common stock. In April 1999, Morgan Stanley increased the line of credit to $4.0 million. There is a balance of

$2.4 million outstanding on the line of credit on April 13, 1999, which is payable to Morgan Stanley upon demand.

PRICING OF THE OFFERING

    Prior to this offering, there has been no public market for the common stock. The initial public offering price was determined by negotiations between the Company and the U.S. representatives. The factors considered in determining the initial public offering price include the future prospects of the Company and its industry in general, revenues, earnings and certain other financial operating information of the Company in recent periods, and the price-revenue ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed on for the Company by Schulte Roth & Zabel LLP New York, New York. Certain legal matters in connection with the offering will be passed on for the underwriters by Shearman & Sterling New York, New York.

                                    EXPERTS

    The financial statements as of December 31, 1997 and 1998 and for the three years ended December 31, 1998, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Securities Act, and, in accordance therewith, files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. The Company's common stock has been approved for quotation on the Nasdaq National Market, and such reports, proxy and information statements and other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus concerning the contents of any contract or any other document to which this prospectus refers are not necessarily complete. Each such statement is qualified in all respects to any underlying contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

    The Company intends to provide its stockholders with annual reports containing consolidated financial statements audited by an independent public accounting firm.

                          DESTIA COMMUNICATIONS, INC.
                          (FORMERLY ECONOPHONE, INC.)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...................................................................         F-2
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1997 AND 1998...............................................         F-3
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 1996, 1997
  AND 1998.................................................................................................         F-4
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998......         F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998.................         F-6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.................................................................         F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Destia Communications, Inc. (formerly Econophone, Inc.):

    We have audited the accompanying consolidated balance sheets of Destia Communications, Inc. (formerly Econophone, Inc.) (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, comprehensive loss, stockholders' deficit and cash flows for each of the three years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Destia Communications, Inc. (formerly Econophone, Inc.) and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

New York, New York
February 2, 1999

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1998

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                              PRO FORMA
                                                                          DECEMBER 31,      DECEMBER 31,
                                                                      --------------------  -------------
                                                                        1997       1998         1998
                                                                      ---------  ---------  -------------
                                                                                             (UNAUDITED)
                               ASSETS
CURRENT ASSETS:
Cash and cash equivalents...........................................
                                                                      $  67,202  $ 118,218
Marketable securities...............................................
                                                                         --         21,343
Accounts receivable, net of allowance for doubtful accounts of
  $1,594 and $4,086, respectively...................................
                                                                         16,796     33,351
Prepaid expenses and other current assets...........................
                                                                          1,868      3,409
Restricted cash and securities......................................
                                                                         10,463      9,590
                                                                      ---------  ---------
      Total current assets..........................................
                                                                         96,329    185,911

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS net of accumulated depreciation and amortization of $3,690 and $12,418, respectively
  (Note 5)..........................................................
                                                                         24,113    107,249
Debt issuance costs.................................................
                                                                          6,356     12,244
Intangible assets, net of accumulated amortization of $0 and $1,324, respectively......................................................
                                                                         --         49,488
Other assets........................................................
                                                                          2,242      2,439
Restricted cash and securities......................................
                                                                         48,965     30,877
                                                                      ---------  ---------
      Total assets..................................................
                                                                      $ 178,005  $ 388,208
                                                                      ---------
                                                                      ---------  ---------
                                                                                 ---------

               LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable....................................................
                                                                      $  21,101  $  33,352
Accrued expenses and other current liabilities (Note 7).............
                                                                          5,356     31,131
Interest accrued on Senior Notes....................................
                                                                         10,462      9,590
Current maturities of other long-term debt (Note 9).................
                                                                          1,829     16,232
Current maturities of obligations under capital lease (Note 15).....
                                                                            156        154
Current maturities of notes payable-related party (Note 13).........
                                                                            315        308
Deferred revenue....................................................
                                                                          2,568      4,739
                                                                      ---------  ---------
      Total current liabilities.....................................
                                                                         41,787     95,506

OTHER LONG-TERM DEBT (Note 9).......................................
                                                                          5,657     37,379
OBLIGATIONS UNDER CAPITAL LEASE (Note 15)...........................
                                                                            279        193
SENIOR NOTES (Note 9)...............................................
                                                                        149,680    343,176
SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK (Note 12)...........
                                                                         14,328     14,421           --
COMMITMENTS AND CONTINGENCIES (Note 15)
STOCKHOLDERS' DEFICIT (Note 11):
Common stock--voting, par value $.01; authorized 29,250,000 shares;
  20,778,321, 20,778,321 and 24,332,142 shares issued and
  outstanding at December 31, 1997 and 1998 and pro forma,
  respectively......................................................
                                                                              2        208          243
Common stock--non-voting, par value $.01; authorized
  500,000 shares; 0, 135,890 and 135,890 issued and outstanding at
  December 31, 1997 and 1998 and pro forma, respectively............
                                                                         --              1            1
Additional paid-in capital..........................................
                                                                          6,082      6,923       21,309
Accumulated other comprehensive loss................................
                                                                           (104)      (856)        (856)
Accumulated deficit.................................................
                                                                        (39,706)  (108,743)    (108,743)
                                                                      ---------  ---------  -------------
      Total stockholders' deficit...................................
                                                                        (33,726)  (102,467)     (88,046)
                                                                      ---------  ---------  -------------
      Total liabilities and stockholders' deficit...................
                                                                      $ 178,005  $ 388,208    $ 388,208
                                                                      ---------
                                                                      ---------  ---------  -------------
                                                                                 ---------  -------------

   The accompanying notes are an integral part of these consolidated balance sheets.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                   1996        1997        1998
                                                                                 ---------  ----------  ----------
REVENUES.......................................................................  $  45,103  $   83,003  $  193,737
COST OF SERVICES...............................................................     35,369      63,707     140,548
                                                                                 ---------  ----------  ----------
      Gross profit.............................................................      9,734      19,296      53,189
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...................................     16,834      37,898      80,092
DEPRECIATION AND AMORTIZATION..................................................      1,049       3,615      11,866
                                                                                 ---------  ----------  ----------
      Loss from operations.....................................................     (8,149)    (22,217)    (38,769)
OTHER INCOME (LOSS)............................................................        106         102        (747)
FOREIGN CURRENCY EXCHANGE GAIN (LOSS), net.....................................         27        (265)         86
INTEREST EXPENSE, net..........................................................       (296)     (7,748)    (29,514)
                                                                                 ---------  ----------  ----------
      Net loss.................................................................  $  (8,312) $  (30,128) $  (68,944)
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------

HISTORICAL
LOSS PER SHARE (basic and diluted) (Note 2)....................................  $   (0.41) $    (1.50) $    (3.31)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (basic and diluted) (Note
  2)...........................................................................     20,778      20,778      20,846
                                                                                 ---------  ----------  ----------
PRO FORMA LOSS PER SHARE (basic and diluted)(unaudited) (Note 2):..............                         $    (2.83)
PRO FORMA WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (basic and
  diluted) (Note 2)............................................................     21,373      24,332      24,400
                                                                                 ---------  ----------  ----------

                          DESTIA COMMUNICATIONS, INC.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                                 (IN THOUSANDS)

                                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                                                  ---------------------------------
                                                                                    1996        1997        1998
                                                                                  ---------  ----------  ----------
NET LOSS........................................................................  $  (8,312) $  (30,128) $  (68,944)
OTHER COMPREHENSIVE LOSS, net of tax:
      FOREIGN CURRENCY TRANSLATION ADJUSTMENTS..................................     --            (104)       (752)
                                                                                  ---------  ----------  ----------
COMPREHENSIVE LOSS..............................................................  $  (8,312) $  (30,232) $  (69,696)
                                                                                  ---------  ----------  ----------
                                                                                  ---------  ----------  ----------

 The accompanying notes are an integral part of these consolidated statements.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                 (IN THOUSANDS)

                                                       COMMON STOCK
                                    --------------------------------------------------
                                                                                                       RETAINED
                                             VOTING                  NON VOTING         ADDITIONAL     EARNINGS      ACCUMULATED
                                    ------------------------  ------------------------    PAID-IN    (ACCUMULATED   COMPREHENSIVE
                                      SHARES       AMOUNT       SHARES       AMOUNT       CAPITAL      DEFICIT)         LOSS
                                    -----------  -----------  -----------  -----------  -----------  ------------  ---------------
BALANCE, December 31, 1995........      20,778    $       2       --           --        $     392    $      316      $  --
Distribution of S corporation
  earnings........................      --           --           --           --                           (316)        --
Contribution of capital to C
  corporation.....................      --           --           --           --               90        --             --
Net loss..........................      --           --           --           --                         (8,312)        --
Accretion of preferred stock......      --           --           --           --                            (15)        --
Dividends on preferred stock......      --           --           --           --                           (281)        --
                                    -----------       -----          ---        -----   -----------  ------------       -------
BALANCE, December 31, 1996........      20,778            2       --           --              482        (8,608)        --
Net loss..........................      --           --           --           --           --           (30,128)        --
Warrants..........................      --           --           --           --            5,600        --             --
Accretion of preferred stock......      --           --           --           --           --               (91)        --
Dividends on preferred stock......      --           --           --           --           --              (879)        --
Cumulative translation
  adjustment......................      --           --           --           --           --            --               (104)
                                    -----------       -----          ---        -----   -----------  ------------       -------
BALANCE, December 31, 1997........      20,778            2       --           --            6,082       (39,706)          (104)
Net loss..........................      --           --           --           --           --           (68,944)        --
Issuance of non voting restricted
  shares..........................      --           --              136            1          994        --             --
Accretion of preferred stock......      --           --           --           --           --               (93)        --
Change in par value...............      --              206       --           --             (206)       --             --
Cumulative translation
  adjustment......................      --           --           --           --           --            --               (752)
Other.............................      --           --           --           --               53        --             --
                                    -----------       -----          ---        -----   -----------  ------------       -------
BALANCE, December 31, 1998........      20,778    $     208          136    $       1    $   6,923    $ (108,743)     $    (856)
                                    -----------       -----          ---        -----   -----------  ------------       -------
                                    -----------       -----          ---        -----   -----------  ------------       -------


                                      TOTAL
                                    ---------
BALANCE, December 31, 1995........  $     710
Distribution of S corporation
  earnings........................       (316)
Contribution of capital to C
  corporation.....................         90
Net loss..........................     (8,312)
Accretion of preferred stock......        (15)
Dividends on preferred stock......       (281)
                                    ---------
BALANCE, December 31, 1996........     (8,124)
Net loss..........................    (30,128)
Warrants..........................      5,600
Accretion of preferred stock......        (91)
Dividends on preferred stock......       (879)
Cumulative translation
  adjustment......................       (104)
                                    ---------
BALANCE, December 31, 1997........    (33,726)
Net loss..........................    (68,944)
Issuance of non voting restricted
  shares..........................        995
Accretion of preferred stock......        (93)
Change in par value...............     --
Cumulative translation
  adjustment......................       (752)
Other.............................         53
                                    ---------
BALANCE, December 31, 1998........  $(102,467)
                                    ---------
                                    ---------

 The accompanying notes are an integral part of these consolidated statements.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                FOR THE YEARS ENDED DECEMBER
                                                                             31,
                                                               -------------------------------
                                                                 1996       1997       1998
                                                               ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.....................................................  $  (8,312) $ (30,128) $ (68,944)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization..............................      1,049      3,615     11,866
  Provision for doubtful accounts............................        291        832      2,603
  Accreted interest expense..................................     --            280     17,711
Changes in assets and liabilities:
  Increase in accounts receivable............................       (887)    (9,682)   (22,100)
  Increase in prepaid expenses and other current assets......       (350)    (1,004)    (2,175)
  Increase in other assets...................................     (1,514)    (3,277)      (791)
  Increase in accounts payable, accrued expenses and other
    current liabilities......................................      3,352     14,975     34,745
  Increase (decrease) in interest accrued on senior notes....     --         10,462       (872)
  Increase in deferred revenue...............................        365      1,708      1,543
                                                               ---------  ---------  ---------
      Net cash used in operating activities..................     (6,006)   (12,219)   (26,414)
                                                               ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash paid in acquisitions................................     --         --        (21,063)
Purchase of marketable securities, net.......................     --         --        (21,343)
Purchases of property and equipment..........................     (4,247)   (13,267)   (76,686)
                                                               ---------  ---------  ---------
      Net cash used in investing activities..................     (4,247)   (13,267)  (119,092)
                                                               ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from sale of preferred stock....................     13,061     --         --
Proceeds from line of credit.................................        800     --         --
Repayment of line of credit..................................     (1,000)    --         --
Proceeds from short-term borrowings..........................      5,437     --         --
Repayments of short-term borrowings..........................     (3,309)    (2,128)    --
Proceeds from long-term debt and capital leases..............      2,232     --         16,390
Repayments of long-term debt and capital leases..............       (566)      (661)    (7,497)
Repayments of notes payable-related party....................        (10)       (12)        (7)
Dividends paid...............................................       (226)    --         --
Proceeds from senior discount notes..........................     --        149,400    175,785
Proceeds from issuance of warrants...........................     --          5,600     --
Payment of debt issuance costs...............................     --         (6,355)    (7,110)
Proceeds from bridge loan....................................     --          7,000     --
Repayments of bridge loan....................................     --         (7,000)    --
                                                               ---------  ---------  ---------
      Net cash provided by financing activities..............     16,419    145,844    177,561
                                                               ---------  ---------  ---------
Increase in cash and cash equivalents, (including restricted
  cash)......................................................      6,166    120,358     32,055
Cash and cash equivalents, beginning of period, (including
  restricted cash)...........................................        106      6,272    126,630
                                                               ---------  ---------  ---------
Cash and cash equivalents, end of period, (including
  restricted cash)...........................................  $   6,272  $ 126,630  $ 158,685
                                                               ---------  ---------  ---------

 The accompanying notes are an integral part of these consolidated statements.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                                FOR THE YEARS ENDED DECEMBER
                                                                             31,
                                                               -------------------------------
                                                                 1996       1997       1998
                                                               ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest...................................................  $     210  $     505  $  24,329
  Income Taxes...............................................     --         --         --
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Note issued for purchase of minority interest--Telco.........  $  --      $  --      $  14,035
Accretion of preferred stock.................................         15         91         93
Accrued dividends on preferred stock.........................        281        879     --
Capital leases executed and notes issued for asset
  purchases..................................................        423      5,754     14,250
DETAILS OF ACQUISITIONS:
Fair Value of assets acquired................................     --         --      $   1,896
Goodwill.....................................................     --         --        (50,759)
Liabilities assumed and notes issued.........................     --         --         27,800
                                                               ---------  ---------  ---------
Net cash paid for acquisitions...............................     --         --      $ (21,063)
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

 The accompanying notes are an integral part of these consolidated statements.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

1. NATURE OF BUSINESS

    Destia Communications, Inc. (formerly Econophone Inc.) ("Destia") is a rapidly growing, facilities-based provider of domestic and international long distance telecommunications services in North America and Europe. Its extensive international telecommunications network allows it to provide services primarily to retail customers in many of the largest metropolitan markets in the United States, Canada, the United Kingdom, Belgium, France, Germany and Switzerland.

    The Company provides its customers with a variety of retail telecommunications services, including international and domestic long distance, calling card and prepaid services, and wholesale transmission services. The Company's 350,000 customer accounts are diverse and include residential customers, commercial customers, ethnic groups and telecommunications carriers. In each of the Company's geographic markets, it utilizes a multichannel distribution strategy to market its services to its target customer groups. Destia entered the US market in 1993 and the UK market in 1995. In continental Europe, Destia commenced offering its service before the January 1, 1998 liberalization of telecommunications services in those markets.

    In February 1998, the New York corporation "Econophone, Inc." (now known as Destia Communications, Inc.) was merged into its wholly owned subsidiary named "Econophone, Inc." (now known as Destia Communications, Inc.) which had been incorporated in the State of Delaware, for the sole purpose of changing the state of incorporation of the Company. The Delaware corporation was the surviving entity in the merger. In connection with the foregoing, the par value of the Company's common stock was changed to $.01 per share of voting and non-voting common stock from $.0001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Destia and its wholly owned subsidiaries, its 72% owned subsidiary, Econophone Services GmbH (Switzerland) and its 81.25% owned subsidiary America First, Ltd. (England) (collectively, the "Company"). The full amount of the net loss for the year ended December 31, 1997 and 1998 for Econophone Services GmbH and America First, Ltd. have been recorded in the consolidated financial statements of the Company. All significant intercompany balances and transactions have been eliminated in consolidation. See Note 17.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The Company's revenues are primarily based on usage and are derived from (1) the number of minutes of telecommunications traffic carried and, (2) generally, a fixed per minute rate. For prepaid services, the Company's revenues are reported net of selling discounts and commissions and are recorded based upon usage rather than time of initial sale.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased.

PROPERTY AND EQUIPMENT

    Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets, which range from one to fifteen years. Depreciation of IRUs is computed using the straight-line method over the lease term. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the lease term or estimated useful lives of the improvements.

INTERNAL-USE SOFTWARE

    The Company capitalizes certain software development costs for internal use. For the years ended December 31, 1997 and 1998, the Company incurred approximately $897,000 and $1,925,000 respectively, of such costs and has included them in Property, Equipment and Leasehold Improvements. The capitalized software are amortized on a straight-line basis over the estimated useful life, generally two years. Prior to 1997, such costs were immaterial.

INTANGIBLE ASSETS

    Intangible assets represent the excess of cost of acquired businesses over the underlying fair value of the tangible net assets acquired. Intangible assets are amortized on a straight-line basis over their estimated period of benefit, generally 5 - 20 years. The carrying value of goodwill is periodically reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable.

LONG-LIVED ASSETS

    The Company's policy is to record long-lived assets at cost. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Furthermore, the assets are evaluated for continuing value and proper useful lives by comparison to expected future cash projections. The Company amortizes these costs over the expected useful life of the related asset. As of December 31, 1998 the Company does not believe any impairment exists with its long-lived assets.

INCOME TAXES

    Prior to 1996, the Company was an S-Corporation for federal and state income tax purposes and, as a result, the earnings of the Company were treated as taxable income of the shareholders. During 1996, the Company changed its tax status to a C-Corporation.

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the year in which those temporary differences are expected to be recovered or settled. Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries since such earnings are currently expected to be permanently reinvested outside the United States.

STOCK-BASED COMPENSATION

    SFAS No. 123 "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation awards to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options awarded to employees and directors is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee or director must pay to acquire the stock.

    The Company accounts for stock-based compensation awards to outside consultants and affiliates based on the fair value of such awards. Accordingly, compensation costs for stock option awards to outside consultants and affiliates is measured at the date of grant based on the fair value of the award using the Black-Scholes option pricing model (See Note 14).

NEW ACCOUNTING PRONOUNCEMENTS

    These standards increase disclosure only and have no impact on the Company's financial position or results of operations. These standards have been adopted in 1998 and have been reflected in the financial statements and notes for the year ended December 31, 1998.

    In March 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use software, dividing the development into three stages: (1) the preliminary project stage, during which conceptual formulation and evaluation of alternatives takes place, (2) the application development stage, during which design, coding, installation and testing takes place and (3) the operations stage during which training and maintenance takes place. Costs incurred during the application development stage are capitalized, all other costs are expensed as incurred. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company has reviewed the provisions of SOP 98-1 and does not believe adoption of this standard will have a material effect on its results of operations, financial position or cash flows.

    In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that all non-governmental entities expense the costs of start-up activities, including organization costs, as those costs are incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company has reviewed the provisions of SOP 98-5 and does not believe adoption of this standard will have a material effect on its results of operations.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FOREIGN CURRENCY EXCHANGE

    The financial statements of all foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rate at the end of the period for the balance sheets and an average rate for the period on the statements of operations. Translation adjustments generally are reflected as foreign currency translation adjustments in the statement of stockholders' equity and, accordingly, have no effect on net income. Foreign currency transaction adjustments are reflected in the statements of operations.

RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the current year's presentation.

UNAUDITED PRO FORMA INFORMATION

    The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of Series A Redeemable Convertible Preferred Stock into common stock concurrent with the closing of the Company's anticipated initial public offering ("IPO") (see Note 12 for conversion terms).

    The unaudited pro forma consolidated balance sheet as of December 31, 1998, reflects the conversion of 140,000 shares of the Series A Redeemable Convertible Preferred Stock into approximately 3,554,000 shares of common stock.

    Pro forma loss per share is computed using the weighted average number of common shares outstanding during the period assuming the conversion of convertible preferred stock issued into common stock as of the date of issuance.

PER SHARE DATA

    During 1997, SFAS No. 128 "Earnings per Share" was issued and became effective for the Company's December 31, 1997 financial statements. SFAS No. 128 establishes new standards for computing and presenting earnings per share ("EPS"). The new standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities. All outstanding options, warrants and convertible preferred shares would be antidilutive. Therefore, their effect has been excluded from the calculation of diluted EPS.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following is the reconciliation of net loss per share as of December 31,

                                                              1996            1997            1998
                                                          -------------  --------------  --------------
NUMERATOR
Net loss................................................  $  (8,312,000) $  (30,128,000) $  (68,944,000)
Less dividends on preferred stock.......................       (281,000)       (879,000)       --
Less accretion of preferred stock.......................        (15,000)        (91,000)        (93,000)
                                                          -------------  --------------  --------------
Loss available to common shareholders...................  $  (8,608,000) $  (31,098,000) $  (69,037,000)
                                                          -------------  --------------  --------------
                                                          -------------  --------------  --------------

DENOMINATOR
Weighted Average shares outstanding.....................     20,778,000      20,778,000      20,846,000
                                                          -------------  --------------  --------------
                                                          -------------  --------------  --------------

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Financial Accounting Standards Board has issued SFAS No. 107 entitled "Disclosures about Fair Value of Financial Instruments," which requires entities to disclose information about the fair values of their financial instruments.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

LONG-TERM DEBT

    The carrying amount of the Company's current portion of long-term borrowings approximates fair value. The fair value of the Company's long-term debt, including current portions, is determined based on market prices for similar debt instruments or on the current rates offered to the Company for debt with similar maturities. As of December 31, 1998, the Company's senior notes were made up of the 13 1/2% Senior Notes due 2007 (the "1997 Notes") issued July 1, 1997, and the 11% Senior Discount Notes due 2008 (the "1998 Notes") issued February 12, 1998 (together the "Senior Notes"). The fair value of the 1997 Notes and the 1998 Notes, based upon quotes from securities dealers, were $157,325,000 and $151,500,000, respectively.

4. DEBT AND EQUITY SECURITIES

    The Company accounts for short-term investments in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Short-term investments have an original maturity of more than three months and a remaining maturity of less than one year. These investments are stated at cost as it is the intent of the Company to hold these securities until maturity. The funds are invested in compliance with the Company's bond indentures which restrict the type, quality and maturity of

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

4. DEBT AND EQUITY SECURITIES (CONTINUED) investments. The table below discloses the fair value of held-to-maturity securities as of December 31, 1998.

                                                                    AGGREGATE
                                                  AGGREGATE        FAIR VALUE          GROSS          GROSS
                                                  AMORTIZED       DECEMBER 31,      UNREALIZED      UNREALIZED
                                                  COST BASIS          1998         HOLDING GAINS  HOLDING LOSSES
                                                --------------  -----------------  -------------  --------------
U.S. treasury notes...........................  $   38,949,000   $    39,246,000    $   365,000     $  (68,000)
Government agency notes.......................      54,438,000        54,611,000        173,000             --
Commercial paper..............................      14,914,000        14,960,000         47,000         (1,000)
Other debt securities.........................      19,976,000        19,975,000             --         (1,000)
                                                --------------  -----------------  -------------  --------------
                                                $  128,277,000   $   128,792,000    $   585,000     $  (70,000)
                                                --------------  -----------------  -------------  --------------
                                                --------------  -----------------  -------------  --------------
Included in cash and cash equivalents.........  $   66,467,000
Included in marketable securities.............      21,343,000
Included in current portion of restricted
  cash........................................       9,590,000
Included in non-current restricted cash.......      30,877,000
                                                --------------
                                                $  128,277,000
                                                --------------
                                                --------------

5. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Property, equipment and leasehold improvements consist of the following:

                                                                         DECEMBER 31,
                                                                    -----------------------
                                                                       1997        1998
                                                                    ----------  -----------
Equipment.........................................................  $23,403,000 $102,696,000
Computer software.................................................   2,263,000    9,257,000
Furniture and fixture.............................................     634,000    4,841,000
Leasehold improvements............................................   1,503,000    2,873,000
                                                                    ----------  -----------
                                                                    27,803,000  119,667,000
Less accumulated depreciation and amortization....................  (3,690,000) (12,418,000)
                                                                    ----------  -----------
Property, equipment and leasehold improvements, net...............  $24,113,000 $107,249,000
                                                                    ----------  -----------
                                                                    ----------  -----------

    Depreciation expense for the years ended December 31, 1996, 1997 and 1998, was $1,008,000, $2,297,000 and $8,728,000, respectively.

6. TERRITORIAL RIGHTS

    In September 1994, the Company entered into a joint venture with Europhone International Ltd. ("EI") to jointly market Destia's services in the United Kingdom. EI engaged in sales and marketing, while Destia provided network support, billing and transmission services.

    In connection with the modification of this joint marketing arrangement, which occurred in June 1996, EI granted the Company the right to compete with EI in exchange for forgiveness of the net receivable due

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

6. TERRITORIAL RIGHTS (CONTINUED)
to the Company of $2,000,000. The Company charged this to operations in 1996 as an expense of the joint venture.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

    Accrued expenses and other current liabilities consist primarily of accrued carrier cost of $1,658,000 and $17,408,000 for 1997 and 1998, respectively.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

8. FOREIGN OPERATIONS AND CONCENTRATIONS

FOREIGN OPERATIONS

    The Company's trade accounts receivable are subject to credit risk, although the customer base is diversified due its size and geographic dispersion. The Company does not require collateral or other security to support its receivables. The Company closely monitors extensions of credit and performs ongoing evaluations of customer accounts to control the exposure to bad debt risks. Bad debt expense is recorded quarterly and is based on the Company's historical bad debt write-off experience. Actual write-offs are charged against the bad debt allowance as certain accounts are determined to be uncollectable. The Company's total sales, operating income (before interest, foreign currency exchange and other income) and identifiable assets by geographical area for the years ended and as of December 31, 1996, 1997 and 1998 are as follows:

                                                       NORTH                          OTHER
                                  UNITED KINGDOM      AMERICA         BELGIUM         EUROPE       CONSOLIDATED
                                  ---------------  --------------  -------------  --------------  --------------
1996
Revenues........................   $  15,477,000   $   18,185,000  $   9,038,000  $    2,403,000  $   45,103,000
                                  ---------------  --------------  -------------  --------------  --------------
Operating loss..................   $  (2,473,000)  $   (3,855,000) $  (1,472,000) $     (349,000) $   (8,149,000)
Corporate expenses..............                                                                        (163,000)
                                                                                                  --------------
                                                                                                  $   (8,312,000)
                                                                                                  --------------
Accounts receivable.............   $   2,283,000   $    3,718,000  $   1,488,000  $      457,000  $    7,946,000
Property, equipment and
  leasehold improvements........       1,423,000        4,001,000        847,000         201,000       6,472,000
Corporate assets................                                                                       8,337,000
                                                                                                  --------------
                                                                                                  $   22,755,000
                                                                                                  --------------
1997
Revenues........................   $  18,363,000   $   48,899,000  $   7,981,000  $    7,760,000  $   83,003,000
                                  ---------------  --------------  -------------  --------------  --------------
Operating loss..................   $  (2,966,000)  $  (18,213,000) $    (374,000) $     (664,000) $  (22,217,000)
Corporate expenses..............                                                                      (7,911,000)
                                                                                                  --------------
                                                                                                  $  (30,128,000)
                                                                                                  --------------
Accounts receivable.............   $   5,252,000   $    9,034,000  $   1,250,000  $    1,260,000  $   16,796,000
Property, equipment and
  leasehold improvements........       6,731,000       16,515,000        463,000         405,000      24,114,000
Corporate assets................                                                                     137,095,000
                                                                                                  --------------
                                                                                                  $  178,005,000
                                                                                                  --------------
1998
Revenues........................   $  55,991,000   $  116,645,000  $  11,515,000  $    9,586,000  $  193,737,000
                                  ---------------  --------------  -------------  --------------  --------------
Operating income(loss)..........   $ (16,474,000)  $  (17,138,000) $     905,000  $   (6,062,000) $  (38,769,000)
Corporate expenses..............                                                                     (30,175,000)
                                                                                                  --------------
                                                                                                  $  (68,944,000)
                                                                                                  --------------
Accounts receivable.............   $  11,367,000   $   19,096,000  $   1,430,000  $    1,458,000  $   33,351,000
Property, equipment and
  leasehold improvements........      15,899,000       74,700,000      3,673,000      12,977,000     107,249,000
Corporate assets................                                                                     247,608,000
                                                                                                  --------------
                                                                                                  $  388,208,000
                                                                                                  --------------

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

8. FOREIGN OPERATIONS AND CONCENTRATIONS (CONTINUED)
    The revenues of EI accounted for $14.2 million or 32% in 1996. The relationship was terminated in December 1996.

9. BORROWINGS

    At December 31, 1997, the Company was obligated under the following debt agreements:

                                                   CURRENT       LONG-TERM         TOTAL
                                                 ------------  --------------  --------------
Long-term debt:
NTFC note (a)..................................  $  1,633,000  $    5,522,000  $    7,155,000
Notes Payable (b)..............................       196,000         135,000         331,000
1997 Notes (c).................................       --          149,680,000     149,680,000
                                                 ------------  --------------  --------------
                                                 $  1,829,000  $  155,337,000  $  157,166,000
                                                 ------------  --------------  --------------
                                                 ------------  --------------  --------------

    At December 31, 1998, the Company was obligated under the following debt agreements:

                                                  CURRENT       LONG-TERM         TOTAL
                                               -------------  --------------  --------------
Long-term debt:
NTFC note (a)................................  $   4,708,000  $   16,434,000  $   21,142,000
Notes payable (b)............................     11,524,000      20,945,000      32,469,000
1997 Notes (c)...............................       --           150,240,000     150,240,000
1998 Notes (d)...............................       --           192,936,000     192,936,000
                                               -------------  --------------  --------------
                                               $  16,232,000  $  380,555,000  $  396,787,000
                                               -------------  --------------  --------------
                                               -------------  --------------  --------------

(a) On May 28, 1996, Destia entered into a credit facility with NTFC, which the terms and amount of have been amended and increased, respectively, on several occasions. On January 28, 1998, the NTFC credit facility was amended and restated in its entirety in order to effect various amendments and increase the amount of NTFC's commitment thereunder (such credit facility, as amended and restated, is referred to herein as the "NTFC Facility"). The NTFC Facility provides for borrowings by Destia and its subsidiaries to fund certain equipment acquisition costs and related expenses. The NTFC Facility provides for an aggregate commitment of NTFC of $24.0 million pursuant to three tranches of $2.0 million, $3.0 million and $19.0 million. Loans borrowed under each tranche of the NTFC Facility amortize in equal monthly installments over a five year period ending on July 1, 2001, April 1, 2002 and January 1, 2003, respectively. Loans under the NTFC Facility accrue interest at an interest rate equal to the 90-day commercial paper rate plus 395 basis points, subject to certain quarterly adjustments depending upon financial performance. All of the equipment purchased with the proceeds of the NTFC Facility has been pledged to NTFC. The NTFC Facility requires Destia to maintain certain Debt Service Coverage Ratios, EBITDA (each defined in the NTFC Facility) and minimum cash balances. Destia was in compliance with these covenants at December 31, 1997. Destia obtained a waiver of these covenants so that it was in compliance at December 31, 1998.

(b) At December 31, 1998 the Company has seven notes payable related to the purchase of cable lines and acquisitions. These notes bear interest at rates ranging from 5% to 12%, and have maturity dates from April 2001 to November 2008.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

9. BORROWINGS (CONTINUED)
    At December 31, 1997 the Company has six notes payable related to the purchase of cable lines. Three of these notes bear interest at 12%, and matures through September 1998. The remaining three notes bear interest at LIBOR plus 5%, and mature on June 30, 2001. These notes have quarterly principal and interest payments ranging from $5,849 to $30,291.

(c) Destia completed on July 1, 1997 the offering (the "1997 Unit Offering") of 155,000 units (each a "Unit"), each Unit consisting of one 1997 Note and one warrant (each a "Warrant") to purchase 8.485 shares of common stock of Destia. The Units were sold for an aggregate gross purchase price of $155.0 million. On December 5, 1997, the Company consummated an offer to exchange the notes issued in the 1997 Unit Offering for $155.0 million of notes that had been registered under the Securities Exchange Act of 1933.

    The 1997 Notes are unsecured unsubordinated obligations of Destia, limited to $155.0 million aggregate principal amount at maturity, and mature on July 15, 2007. Interest on the 1997 Notes accrues at the rate of 13 1/2% per annum from the most recent interest payment date on which interest has been paid or provided for, payable semiannually (to holders of record at the close of business on the January 1 or July 1 immediately preceding the interest payment date) on January 15 and July 15 of each year, commencing January 15, 1998. At the closing of the 1997 Unit Offering, Destia used $57.4 million of the net proceeds of the 1997 Unit Offering to purchase restricted cash and securities, which were pledged as security for the payment of interest on the principal of the 1997 Notes. Proceeds from the restricted cash and securities are being used by Destia to make interest payments on the 1997 Notes through July 15, 2000. The restricted cash and securities are being held by a trustee pending disbursement.

(d) During February 1998, the Company issued the 1998 Notes. The 1998 Notes are unsecured unsubordinated obligations of the Company, initially limited to $300.0 million aggregate principal amount at maturity, and mature on February 15, 2008. Although for Federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, was recognized by the holders as such discount accrues from the closing date, no interest is payable on the 1998 Notes prior to February 15, 2003. Interest on the 1998 Notes will accrue at 11.0% from February 15, 2003 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to holders of record at the close of business on the February 1 or August 1 immediately preceding the Interest Payment Date) on February 15 and August 15 of each year, commencing August 15, 2003.

Maturities of long-term debt (excluding the accretion of the 1998 Notes) over the next five years are as follows:

1999..................................................................  $16,232,000
2000..................................................................   14,567,000
2001..................................................................   10,808,000
2002..................................................................    4,837,000
2003 and thereafter...................................................  350,343,000
                                                                        -----------
Total.................................................................  $396,787,000
                                                                        -----------
                                                                        -----------

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

10. TAXES

    As a telephone carrier and reseller doing business in the U.S., the Company is required to file annual telephone and transmission tax returns in accordance with state tax laws. These returns include taxes on net worth, gross sales and gross profit. In addition, each type of tax requires an additional tax surcharge. The Company also remits federal and state excise taxes and other state and local sales taxes.

    As of December 31, 1997 and 1998, the Company had a net operating loss carryforward of approximately $36,000,000 and $80,000,000, respectively, which is available to reduce its future taxable income and expires at various dates through 2012. A full valuation allowance of approximately $14,000,000 and $31,000,000, respectively, has been established against the deferred tax assets due to the uncertainties surrounding the utilization of the carryforward. There are no other significant timing differences.

    A value added tax "VAT" is a tax charged on goods and services that is designed to be borne by the ultimate end user of the goods and services. Pursuant to the Sixth European Commission VAT Directive adopted in 1977 ("VAT Directive"), providers of telecommunications services in the European Union (the
EU) are liable for VAT in the EU member state where the provider of the services is established. The provider, in turn, charges VAT to its customers at the rate prevailing in the provider's country of establishment. To date, the collection of VAT by Destia does not appear to have a material adverse effect on its ability to attract or retain customers and the collection of VAT has not required Destia to reduce its prices to remain competitive.

    Destia's non-U.S. subsidiaries file separate tax returns and provide for taxes accordingly.

11. STOCKHOLDERS' EQUITY (DEFICIT)

    In February 1998, the New York corporation "Econophone, Inc." was merged into its wholly-owned subsidiary named "Econophone, Inc." (now known as Destia Communications, Inc.) which had been incorporated in the State of Delaware for the sole purpose of changing the state of incorporation of the Company. The Delaware corporation was the surviving entity in the merger. In connection with the foregoing, the par value of the Company's common stock was changed to $.01 per share of voting and non-voting common stock.

    On July 17, 1998, the Company acquired the minority interest in Telco that it did not already own. In connection with such acquisition the Company converted options to acquire Telco shares held by Telco employees into grants of non-voting restricted shares of the Company's common stock. The shares carry the same rights as the voting common stock, other than voting rights.

    On November 1, 1996, the Company's Articles of Incorporation were amended to change all of the authorized shares of common stock and non-voting common stock from no par value per share to $.0001 par value per share, to increase the number of shares of authorized common stock from 400 shares to 29,250,000 shares, to increase the number of authorized shares of non-voting common stock from 19,600 shares to 500,000 shares and to authorize the issuance of 250,000 shares of preferred stock. Additionally, the Company effected a recapitalization whereby the outstanding shares of common stock were converted on a 73,125:1 basis.

    All information contained in the accompanying financial statements and footnotes have been retroactively restated to give effect to these transactions.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

11. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    Included within additional paid in capital, is $5.6 million attributable to the Warrants, which represents the portion of the issue price for the Units attributable to the fair value of the Warrants. Such amount has been recognized as a discount on the 1997 Notes and will be amortized over the term of the 1997 Notes. Each Warrant may be exercised for 8.167 shares of common stock at an exercise price of $.01 per share. The Warrants are exercisable for 1,315,148 shares of common stock, in the aggregate. The fair value of the shares issuable upon exercise of the Warrants was determined to be $4.26 per share. Among the factors considered in making such determinations were the history of the prospects for the industry in which Destia competes, an assessment of Destia's management, the present operations of Destia, the historical results of operations of Destia and the trend of its revenues and earnings, the prospects for future earnings of Destia, the general condition of the securities markets at the time of the 1997 Unit Offering and the prices of similar securities of generally comparable companies. The Warrants expire on June 30, 2007.

12. SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On November 1, 1996, the Company entered into a Securities Purchase Agreement (the "Agreement") with Princes Gate Investors II, L.P., an affiliate of Morgan Stanley & Co., Incorporated, whereby it authorized and issued 140,000 shares of $.01 par value Redeemable Convertible Preferred Stock (the "Series A Preferred") for a purchase price of approximately $13,061,000, net of issuance costs. The stated redemption value on the preferred stock is $14,000,000 (or $100 per share). The Series A Preferred is senior to all other capital stock of the Company.

    The Series A Preferred accrue monthly cumulative dividends on each outstanding share at a rate of $1.00 per month. The accrued and unpaid dividends compound monthly at a rate of 12% per year. The dividends began to accrue and compound interest from the issuance date of the preferred stock and ceased to accrue on July 1, 1997, when the Senior Notes were issued.

    The mandatory redemption of the Series A Preferred is October 31, 2006. The redemption shall be in cash.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

12. SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)

    Each holder of the Series A Preferred shall have the right, at the option of the holder, to convert any of its shares of Series A Preferred into a number of fully paid and nonassessable shares of common stock. At any time, any holder of Series A Preferred Stock may convert all or any portion thereof into common stock of Destia. As of December 31, 1997 and 1998, the shares of Series A Preferred Stock outstanding were convertible into 3,553,821 shares of common stock and would convert automatically upon the Company closing an initial public offering of common stock. The number of shares of common stock that each share of Series A Preferred Stock is convertible into is equal to the number of shares of common stock outstanding on November 1, 1996 (on a diluted basis), which was 22,564,000, multiplied by a fraction (i) the numerator of which is equal to the stated value with respect to the shares of Series A Preferred Stock being so converted, plus any dividends accrued thereon, and (ii) the denominator of which is equal to $100.0 million plus the number of dollars received by Destia since November 1, 1996 from the exercise of specified options or warrants.

13. RELATED PARTY TRANSACTIONS

    The Company has notes payable due to various related parties. These notes are unsecured, and accrue interest at annual rates ranging from 9% to 18%. These notes are demand obligations. (See Note 17 for a discussion of the repayment of certain indebtedness).

    The Company has an interest bearing note receivable at December 31, 1997 and 1998 for approximately $215,000 and $230,000, respectively, from a related party.

    The sister of Alfred West owns a 28% interest in Destia's Swiss subsidiary, Econophone Services GmbH. (See Note 17 for a discussion of the Company's acquisition of such interest)

14. STOCK-BASED COMPENSATION PLANS

    On October 31, 1996, the Board of Directors adopted the Destia Communications, Inc. 1996 Flexible Incentive Plan (the "1996 Plan") and an Incentive Stock Option Agreement with the then Chief Operating Officer and Chief Financial Officer of the Company. The Company accounts for awards granted to employees and directors under APB No. 25, under which no compensation cost has been recognized for stock options granted. Had compensation cost for these stock options been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                    1996            1997            1998
                                                -------------  --------------  --------------
Net Loss:
  Available to Common Shareholders............  $  (8,608,000) $  (31,098,000) $  (69,037,000)
  Pro Forma...................................     (9,103,000)    (31,889,000)    (70,737,000)
Basic EPS:
  As Reported.................................  $       (0.41) $        (1.50) $        (3.31)
  Pro Forma...................................  $       (0.44) $        (1.53) $        (3.39)

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

14. STOCK-BASED COMPENSATION PLANS (CONTINUED)
    The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts since the Company anticipates additional awards in the future.

    Under the 1996 Plan, the Company granted 20,778 options to outside consultants. All transactions with individuals other than those considered employees, as set forth within the scope of APB No. 25, must be accounted for under the provisions of SFAS No. 123. Under SFAS No. 123, the fair value of the options granted to the consultants as of the date of grant using the Black-Scholes pricing model is $33,019. The NQSOs (as hereinafter defined) were granted to the consultants for terms of up to ten years and are exercisable in whole or in part at stated times from the date of grant up to three years from the date of grant. The 10,389 options granted to consultants during 1996 and the 10,389 options granted to consultants during 1998 have an exercise price of $2.41 and $4.81, respectively. As of December 31, 1997 and 1998, 3,463 and 12,121 of the options granted to the consultants were exercisable, respectively, and the expense recognized in 1996, 1997 and 1998 relating to these options was $496, $2,976 and $9,666, respectively.

    The 1996 Plan as amended authorizes the granting of awards, the exercise of which would allow up to an aggregate of 4,600,000 shares of the Company's common stock to be acquired by the holders of said awards. The awards can take the form of Incentive Stock Options ("ISOs"), Non-qualified Stock Options ("NQSOs"), Stock Appreciation Rights ("SARs"), Restricted Stock and Unrestricted Stock. The SARs may be awarded either in tandem with options or on a stand-alone basis. Awards may be granted to key employees, directors and consultants. ISOs and NQSOs are granted in terms not to exceed ten years and become exercisable as set forth when the award is granted. Options may be exercised in whole or in part. The exercise price of the ISOs is the market price of the Company's common stock on the date of grant. The exercise price of NQSOs shall never be less than the par value of the Company's common stock. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option price with at least 110% of the fair market value on the date of grant and the option must be exercised within five years from the date of grant. Under the Company's 1996 Plan, ISOs and NQSOs have been granted to key employees and directors for terms of up to ten years, at various exercise prices and are exercisable in whole or in part at stated times from the date of grant up to three years from the date of grant. At December 31, 1997 and 1998, 1,152,418 and 2,239,583 options respectively, were exercisable under the Company's 1996 Plan.

    Option activity during 1997 and 1998 is as follows:

                                                                  1997                           1998
                                                      -----------------------------  -----------------------------
                                                                  WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                                        SHARES     EXERCISE PRICE      SHARES     EXERCISE PRICE
                                                      ----------  -----------------  ----------  -----------------
Outstanding at beginning of year....................   2,707,935      $    2.41       3,014,358      $    2.64
Granted.............................................     316,812           4.81       1,598,429           6.13
Cancelled...........................................     (10,389)          2.41        (175,672)          2.93
Outstanding at end of year..........................   3,014,358           2.64       4,437,115           3.85

Exercisable at end of year..........................   1,152,418           2.41       2,239,583           2.74
Weighted average fair value of options granted......                       1.84                           2.36

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

14. STOCK-BASED COMPENSATION PLANS (CONTINUED)
    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997 and 1998: risk-free interest rate of 6.23% and 5.43% for 1997 and 1998; expected life of three years for 1997 and 1998; expected volatility of 47% for 1997 and 66% for 1998 and expected dividend yield of zero percent for 1997 and 1998.

    The following table summarizes information with respect to stock options outstanding at December 31, 1998:

                         OPTIONS OUTSTANDING                                            OPTION EXERCISABLE
               ----------------------------------------                       ---------------------------------------
               NUMBER OUTSTANDING    WEIGHTED AVERAGE                         NUMBER EXERCISABLE
    EXERCISE           AT                REMAINING        WEIGHTED AVERAGE            AT           WEIGHTED AVERAGE
       PRICE    DECEMBER 31, 1998    CONTRACTUAL LIFE      EXERCISE PRICE     DECEMBER 31, 1998     EXERCISE PRICE
-------------  -------------------  -------------------  -------------------  ------------------  -------------------
2$.41--$4.81..      3,568,062                 8.03            $    3.05            2,239,583           $    2.64
6$.50--$7.22..        869,053                 9.28            $    7.14               --                  --

15. COMMITMENTS AND CONTINGENCIES

    The Company has various lease agreements for offices, automobiles and other property. Future minimum annual lease payments under the Company's operating and capital leases with initial or remaining terms of one year or more at December 31, 1998 are as follows:

                                                                       OPERATING     CAPITAL
                                                                        LEASES        LEASES
                                                                     -------------  ----------
1999...............................................................  $   5,389,000  $  154,000
2000...............................................................      4,140,000      91,000
2001...............................................................      3,529,000      67,000
2002...............................................................      2,988,000      35,000
2003 and thereafter................................................      6,919,000      --
                                                                     -------------  ----------
Total minimum lease payments.......................................  $  22,965,000  $  347,000
                                                                     -------------  ----------
                                                                     -------------  ----------

    The rent expense for the years ended December 31, 1996, 1997 and 1998 was approximately $394,000, $1,378,000 and $2,824,000, respectively.

    As of December 31, 1998, The Company has entered into employment agreements with certain officers which expire by December 31, 1999. The aggregate commitment for future compensation under these agreements is approximately $1,350,000. These officers are also eligible for annual bonuses based on performance. See Note 17 for a discussion regarding employment agreements entered into after such date.

LONG-TERM LEASE AGREEMENT

    On November 17, 1998, Destia reached an agreement with Frontier Communications ("Frontier") to acquire a 20-year IRU to use portions of its U.S. fiber optic network. The Company expects to begin using some of Frontier's network by July 1999. Additionally, management expects that Frontier's fiber optic network will be fully operational by the end of 1999. A portion of the acquisition price was paid on

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

15. COMMITMENTS AND CONTINGENCIES (CONTINUED)
November 17, 1998. The balance of the obligation will be discharged over the next 36 months based upon the terms and conditions of the agreement. Beginning in June 1999, Frontier shall have the right to purchase on a monthly basis up to a cumulative average of one million dollars in Destia services that will be offset against the remaining obligation in lieu of additional cash payments. At the end of the 36-month period the balance remaining will be settled with a cash payment. The acquisition price will be amortized over 20 years and will commence at the date that the network becomes substantially operational. The Company's total commitments are approximately $42.3 million in the aggregate for the 20-year IRU from Frontier and for the purchase of a transatlantic IRU.

16. ACQUISITIONS

VOICENET ACQUISITION

    A definitive agreement to acquire VoiceNet was entered into on January 28, 1998. The closing of the VoiceNet Acquisition occurred on February 12, 1998. The initial purchase price for VoiceNet was $21.0 million and was paid out of cash on hand. The sellers of VoiceNet also are entitled to receive an earn-out based upon the revenue growth of the VoiceNet business for a period of up to one year following the closing of the acquisition.

    VoiceNet provides travellers and other callers with calling card services, which are advertised primarily in in-flight magazines. Destia has provided substantially all of VoiceNet's transmission, billing and customer service functions since April 1996.

TELCO MINORITY INTEREST ACQUISITION

    In the United Kingdom, the majority of Destia's sales are made through Telco Global Communications ("Telco"), its majority owned subsidiary that was established during the fourth quarter of 1996. Telco's revenues are derived primarily from international and domestic long distance services and the sale of prepaid cards. On July 17, 1998, the Company acquired the 30% minority interest in Telco it did not already own in exchange for approximately $14.0 million in cash, payable by the Company in quarterly installments, together with interest at a rate of 8.0% per annum, over approximately three years. The entire purchase price is classified as goodwill, which will be amortized over 20 years. In connection with such acquisition, (i) Telco obtained ownership rights with respect to certain proprietary software used in Telco's business and (ii) the Company converted options to acquire Telco shares held by Telco employees into grants of non-voting restricted shares of the Company's common stock.

OTHER ACQUISITIONS

    During November 1998, the Company completed two small acquisitions. It acquired a controlling interest in America First Ltd. ("America First"), a prepaid card distributor in the United Kingdom for approximately $5.5 million. The majority of the purchase price was recorded as goodwill and will be amortized over 20 years. The Company also acquired the customer list of a long distance reseller, also located in the United Kingdom. The purchase price was allocated to the customer base and will be amortized over 5 years.

                  DESTIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1998

17. SUBSEQUENT EVENTS (UNAUDITED)

INITIAL PUBLIC OFFERING

    The Company has announced that it had filed a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock, for 6,500,000 shares at $10.00 per share excluding over allotment.

STOCK SPLIT

    The financial statements retroactively reflect the 1.04 for 1 stock split which occurred in connection with the above offering.

ACQUISITION OF MINORITY INTEREST IN SUBSIDIARY

    On March 30, 1999, the Company acquired the 28% minority interest in Econophone Services GmbH (Switzerland). The entire purchase price is classified as goodwill, which is amortized over 20 years.

EMPLOYMENT AGREEMENTS AND ARRANGEMENTS

    For a discussion on recent employment agreements and arrangements with certain officers of the Company, see "Management--Employment Agreements and Arrangements" in the Registration Statement.

REPAYMENT OF CERTAIN INDEBTEDNESS

    The related party notes described in Note 13 have been repaid in full.

CAPITAL STOCK INCREASES

    Subsequent to year end, the Board of Directors approved a change in the authorized shares of common stock from 29,250,000 to 72,000,000 shares and in the preferred stock from 250,000 to 2,500,000 shares. In addition, the Company increased the number of authorized shares reserved for the issuance of stock options under the 1996 Plan from 4,600,000 to 5,500,000 shares.

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